

*Empowering Better Financial Outcomes for Everyday Americans*

# 2024 Annual Report

Note Regarding Forward-Looking Statements

All statements in this Annual Report to Shareholders concerning our operating and financial results, business strategy, growth and opportunities across our business lines, capital investment, return on capital, liquidity, access to capital, demand for our products, growth and acquisition opportunities, opportunities and performance of our auto-finance segment, the competitive landscape, consumer management of credit, inflation, impact of the policies of the presidential administration and other statements of our plans, beliefs, or expectations, are forward-looking statements. In some cases these statements are identifiable through the use of words such as "believe," "can," "could," "expect," "hope," "intend," "may," "might," "plan," "seek," "should," "think," "will," "would" and similar expressions. These forward-looking statements are not guarantees of future performance and are subject to various assumptions, risks and other factors that could cause our actual results to differ materially from those suggested by these forward-looking statements. These factors include, among others, the risks and others set forth under Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# Dear Fellow Shareholders:

A modern maxim *states* ***"People tend to overestimate what can be done in one year and to underestimate what can be done in five or ten years."*** While each year has brought about unique challenges, we are extraordinarily proud of the progress we've made over the last five years.

- Revenues have grown from $343 million to $1.3 billion, a compounded annual growth rate of 30.7%
- Managed receivables[1] have grown from $914.8 million to $2.7 billion, a compounded annual growth rate of 24.4%
- Our market capitalization has grown from $143 million to $831 million, a compounded annual growth rate of 41.1%
- The number of customers we serve has grown from 1.4 million to 3.8 million, a compounded annual growth rate of 22.4%
- We have maintained a return on equity of approximately 20%
- We have been named to Fortune's Fastest Growing Public Companies list 3 times
- We have maintained a Net Promoter Score with our customers of over 70
- Team member attrition has averaged less than 4%

We have achieved these results by leveraging an exceptional team, focusing on the customers we serve by delivering on our purpose of Empowering Better Financial Outcomes for Everyday Americans, and maintaining a maniacal focus on unit level profitability.

Our performance over the last five years has been accomplished during a period of unprecedented external turmoil. A global pandemic, shutting down of the economy, government stimulus, credit bureau distortions, 9% inflation, a recession for middle class America, irrational competition and a regulatory environment that was ever changing without proper analysis of how it might harm access to credit for the consumers we serve. With each of these challenges, the team at Atlanticus has leveraged our experience, 28 years of performance data, and technology and analytics investments that allow us to quickly identify and respond to changes in markets and consumer behavior and continue to deliver for our shareholders.

We are constantly asked about two topics: how is the consumer's financial health and what impact current government policy initiatives will have on our business. As for the consumer, the data that we have available points to one description – stable. The consumer we serve went through a meaningful period of economic stress as inflation increased to 9%. Unlike previous periods of financial strain where a portion of consumers are impacted, inflation affected 100% of our customers. However, just like previous periods of financial strain, the consumers we serve have shown an ability to adjust their lifestyles and find supplemental sources of income if given time. Over the course of 2023 and 2024, the consumers we serve experienced greater real wage growth than other consumer segments. This, along with adjusting spending habits, has led to the current period of stability referenced above. As we monitor performance data, we see stable response rates, stable utilization, stable purchase behavior and stable delinquency performance.

On the current administration's policy initiatives, we are very encouraged that virtually all of the currently discussed policies have the aim of benefiting the very consumers we serve, middle class Americans. Tariffs are meant to bring manufacturing and manufacturing jobs back to the U.S. Tax proposals would eliminate taxes on tips, overtime and social security. And deregulation is designed to allow businesses like ours to be able to operate more efficiently. How and when these policies are implemented is not as clear. So, as we have done for almost 30 years, we will let actual data continue to drive our decision making. Our decades of performance data give us ample information to compare with daily, weekly, and

monthly performance indicators. This historical data is one of our most valuable assets. This aggregation of data provides the 40 billion cells of data we use to train our models. It also provides well established and proven benchmarks for performance measurement. When we see deviations from expected outcomes, we have the tools to identify them and to move quickly to make changes to underwriting and portfolio management. Having operated a successful financial services company over close to 30 years, we have seen numerous economic cycles and regulatory changes. We believe our dynamic underwriting and modeling, as well as our experience, allows us to have confidence in our ability to smartly grow across all of our business lines.

We operate in a very dynamic and competitive industry. Since 2015 we have seen numerous new entries into our space. This caused a great deal of competitive pressure, much of which included pricing that was irrational. As capital costs have increased and risk performance has reverted to historical norms, many of those newer entrants are struggling financially and we are seeing a rapid pullback in irrational offers and a dramatic reduction in the number of competitors in our space. We have seen this trend before. For those of you that have followed our business for a long time, you may recall that we have a history of taking advantage of these windows. This might mean leaning into more attractive organic origination opportunities, or, like the period from 2002-2008, having opportunities to buy portfolios that increase our scale. While we are very pleased with our organic opportunities, where we find attractive acquisition targets we will pursue them.

**Business Update**

As mentioned, our data suggests that the consumer we serve has stabilized financially. However, this stabilization follows a couple of years of financial stress that began in early 2022 when inflation was at its height. This stress led to increased charge-offs on our portfolio that peaked in the first half of 2024. We responded to the higher delinquency we saw in 2022 by tightening credit which has slowed originations, a posture we have maintained. However, we have continued to expand existing partnerships and add new ones, enabling the growth we have experienced without expanding risk. These expanding partnerships are the result of our best-in-class technology and an approach that engenders true partnerships such that we are the first call when opportunities arise. Despite our continued conservative posture, in the year ended December 31, 2024, we were able to achieve:

- increased accounts served on behalf of our bank, brand, and healthcare partners by 9.0%, and now serve 3.7 million Everyday Americans
- Purchase volumes of $2.8 billion
- Managed Receivables growth of 13.0% to $2.7 billion
- Total operating revenue increase of 13.4%
- Net income attributable to common shareholders and fully diluted earnings per share of $87.4 million and $4.77, respectively
- Return on common equity capital of 19.8%

Our Auto-Finance segment experienced a challenging year. As both interest rates and used car prices increased, transaction volume reduced meaningfully. This led to a challenging environment for the independent dealers that we support, including the liquidation of a couple of our partners. The result was higher than expected credit losses and therefore lower earnings for this line of business. We believe this market has stabilized. We also believe that automobile tariff policies will make used cars more attractive which should help this business line. Additionally, capital availability for our partners remains restricted in the auto-finance market. The combination of these factors should make for meaningful opportunities for our platform.

**Looking Ahead**

We continue to see ample long-term opportunity across each of our primary business lines. While we are proud of the growth and profitability we have produced over the last five years, we believe we are well positioned to achieve both our return on capital targets and above market rates of growth. The customer we serve continues to have limited access to the credit they need, while the number of partnership opportunities available to us to reach those consumers continues to grow. We are uniquely positioned to be the solution of choice for those partners, whether they be banks, retailers, healthcare providers, technology solutions or brands looking to expand their reach. This approach provides us with the greatest number of opportunities to leverage our technology and breadth of product to deliver the right solution to these consumers and enable access to fairly priced credit. This is how we Empower Better Financial Outcomes for Everyday Americans.

In many ways, 2024 presented numerous challenges for our business. Despite these challenges, we were able to achieve most of our financial objectives. We believe that the current administration policies will have a positive impact on our company. We are incredibly excited about the future of Atlanticus. We are continuously exploring ways that we can leverage our strengths to smartly grow our business and our profitability.

You have an exceptionally talented and experienced team. Each of your team members is a meaningful shareholder and has an interest aligned in adding value for the customers we serve and for you, our shareholders. We are proud of the work that we do and the positive impact it has on the millions of consumers we serve. We are equally excited about the opportunity we have for value creation over the next five years. Thank you for your support and we wish you all the best in 2025.

Sincerely,

David G. Hanna
Executive Chairman of the Board of Directors

Jeffrey A. Howard
President and Chief Executive Officer

(1)     Managed receivables is a non-GAAP financial measure. For a reconciliation of managed receivables, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—Non-GAAP Financial Measures, beginning on page 37 of the attached Annual Report on Form 10-K.

# SECURITIES AND EXCHANGE COMMISSION

**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

of

**/\tlanticus**

## ATLANTICUS HOLDINGS CORPORATION

**a Georgia Corporation**
**IRS Employer Identification No. 58-2336689**
**SEC File Number 0-53717**

**Five Concourse Parkway, Suite 300**
**Atlanta, Georgia 30328**
**(770) 828-2000**

**Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Act"):**

| Title of Each Class | Trading Symbol(s) | Name of Each Exchange on Which Registered |
|---|---|---|
| Common stock, no par value per share | ATLC | NASDAQ Global Select Market |
| 7.625% Series B Cumulative Perpetual Preferred Stock, no par value per share | ATLCP | NASDAQ Global Select Market |
| 6.125% Senior Notes due 2026 | ATLCL | NASDAQ Global Select Market |
| 9.25% Senior Notes due 2029 | ATLCZ | NASDAQ Global Select Market |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☒ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☒ |
| | | Emerging Growth Company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b- 2). ☐ Yes ☒ No

The aggregate market value of Atlanticus' common stock (based upon the closing sales price quoted on the NASDAQ Global Select Market) held by non-affiliates as of June 30, 2024, was $133.8 million. (For this purpose, directors, officers and 10% shareholders have been assumed to be affiliates.)

As of February 21, 2025, 15,115,344 shares of common stock, no par value, of Atlanticus were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of Atlanticus' Proxy Statement for its 2025 Annual Meeting of Shareholders are incorporated by reference into Part III.

## Table of Contents

In this Report, except as the context suggests otherwise, the words "Company," "Atlanticus Holdings Corporation," "Atlanticus," "we," "our," "ours" and "us" refer to Atlanticus Holdings Corporation and its subsidiaries and predecessors. Atlanticus owns Aspire®, Emerge®, Fortiva®, Imagine®, Salute®, Tribute®, Fixt™ and other trademarks and service marks in the United States ("U.S.").

## Cautionary Notice Regarding Forward-Looking Statements

We make forward-looking statements in this Report and in other materials we file with the Securities and Exchange Commission ("SEC") or otherwise make public. In addition, our senior management might make forward-looking statements to analysts, investors, the media and others. Statements with respect to the macroeconomic environment; monetary policy by the Federal Reserve; expected revenue; income; receivables; income ratios; net interest margins; long-term shareholder returns; acquisitions of financial assets and other growth opportunities; divestitures and discontinuations of businesses; loss exposure and loss provisions; delinquency and charge-off rates; inflation; energy prices; the developing metaverse; the use of large language models; changes in the credit quality and fair value of our credit card receivables, interest and fees receivable and the fair value of their underlying structured financing facilities; the impact of actions by the Federal Deposit Insurance Corporation ("FDIC"), Federal Reserve Board, Federal Trade Commission ("FTC"), Consumer Financial Protection Bureau ("CFPB") and other regulators on both us, banks that issue credit cards and other credit products on our behalf, and merchants that participate in our retail and healthcare private label credit operations; account growth; the performance of investments that we have made, including in technology; operating expenses; marketing plans and expenses; the performance of our Auto Finance segment; expansion by our Auto Finance segment within its current service area and into new markets; the impact of our credit card receivables on our financial performance; the sufficiency of available capital; future interest costs; sources of funding operations and acquisitions; growth and profitability of our private label credit operations; our ability to raise funds or renew financing facilities; share repurchases, share issuances or dividends; debt retirement; our servicing income levels; gains and losses from investments in securities; experimentation with new products; and other statements of our plans, beliefs or expectations are forward-looking statements. These and other statements using words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" and similar expressions also are forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. The forward-looking statements we make are not guarantees of future performance, and we have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or historical earnings levels.

Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially from our expectations are the risks and uncertainties described under "Risk Factors" set forth in Part I, Item 1A, and the risk factors and other cautionary statements in other documents we file with the SEC, including the following:

- general economic and business conditions, including conditions affecting interest rates, tariffs, consumer income, creditworthiness, consumer confidence, spending and savings levels, employment levels, our revenue, and our defaults and charge-offs;
- an increase or decrease in credit losses, or increased delinquencies, including increases due to a worsening of general economic conditions in the credit environment;
- our reliance on proprietary and third-party technology;
- security breaches involving our files and infrastructure could lead to unauthorized disclosure of confidential information or result in a temporary or permanent shutdown of our services;
- the availability of adequate financing to support growth;
- the extent to which federal, state, local and foreign governmental regulation of our various business lines and the products we service for others limits or prohibits the operation of our businesses;
- current and future litigation and regulatory proceedings against us;
- competition from various sources providing similar financial products, or other alternative sources of credit, to consumers;
- the adequacy of our allowance for credit losses and estimates of loan losses used within our risk management and analyses;
- the possible impairment of assets;
- our ability to manage costs in line with the expansion or contraction of our various business lines;
- our relationship with (i) the merchants that participate in private label credit operations and (ii) the banks that issue credit cards and provide certain other credit products utilizing our technology platform and related services;
- our business, financial condition and results of operations may be adversely affected by merchants' increasing focus on the fees charged by credit and debit card networks and by legislation and regulation impacting such fees;
- any decline in the use of cards as a payment mechanism or other adverse developments with respect to the credit card industry in general;
- increases or decreases in interest rates and uncertainty with respect to the interest rate environment;
- theft and employee errors; and
- impact of recent CFPB rules limiting late fees charged to consumers.

Most of these factors are beyond our ability to predict or control. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of our forward-looking statements. There also are other factors that we may not describe (because we currently do not perceive them to be material) that could cause actual results to differ materially from our expectations.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

**PART I**

**ITEM 1.      BUSINESS**

This Report contains information that we obtained from industry and general publications and research, surveys and studies conducted by third parties. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to any of this data. We have obtained this information from sources that we believe are reliable. However, we have not independently verified market or industry data from third party sources.

**General**

A general discussion of our business follows. For additional information about our business, please visit our website at *www.Atlanticus.com*. Information contained on or available through our website is not incorporated by reference in this Report.

Atlanticus is a financial technology company powering more inclusive financial solutions for everyday Americans. We leverage data, analytics, and innovative technology to unlock access to financial solutions for the millions of Americans who would otherwise be underserved. We provide technology and other support services to lenders who offer an array of financial products and services to consumers. Both private label and general purpose card products are originated by The Bank of Missouri and WebBank (collectively, our "bank partners"). Our bank partners originate these accounts through multiple channels*,* including retail and healthcare point-of-sale locations, direct mail solicitation, digital marketing and partnerships with third parties. The services of our bank partners are often extended to consumers who may not have access to financing options with larger financial institutions. Our flexible technology solutions allow our bank partners to integrate our paperless process and instant decisioning platform with the existing infrastructure of participating retailers, healthcare providers and other service providers. Using our technology and proprietary predictive analytics, lenders can make instant credit decisions utilizing hundreds of inputs from multiple sources and thereby offer credit to consumers overlooked by many providers of financing which focus exclusively on consumers with higher FICO scores. Atlanticus' decisioning platform is enhanced by machine learning, enabling lenders to make fast, sound decisions when it matters most. In this Report, "receivables" or "loans" typically refer to receivables we have purchased from our bank partners or from other third parties.

We are principally engaged as a program manager, providing a technology platform and corresponding services to lenders in the U.S. to assist those lenders with offering products to consumers. These lenders pay us a fee and, in most circumstances, the lenders are then obligated to sell us the receivables they generate from these products. We acquire these receivables for the principal amount of the loan. For certain of our receivables, we also receive merchant fees from our retail partners that are used to enhance our returns for those receivables. We compensate our bank partners monthly for the regulatory oversight they provide associated with our acquired receivables, the underlying accounts of which they continue to own and service. This compensation is based on both a fixed and variable component dependent on the underlying performance of the acquired receivables (collectively, "Bank partner fees"). As we are obligated to compensate our bank partners for the duration of the underlying account, we recognize the fair value of these Bank partner fees within Card and loan servicing on the accompanying Consolidated Statements of Income on the date we acquire the underlying receivable.

We service the underlying receivables on behalf of our bank partners by providing and/or managing the ongoing customer service activities in the form of processing payments, providing regular notices of statement activity, and resolving customer complaints, billing disputes, and fraud claims. Our bank partners continue to own the underlying consumer accounts that they originate and provide regulatory oversight in the form of reviewing and approving the development of consumer finance programs and approving all related marketing materials, establishing the policies and procedures that govern the operation of the consumer finance programs, reviewing and approving customer complaint correspondence, performing ongoing compliance monitoring and testing and audits of the consumer finance programs, and providing settlement services between us and our retail partners. From time to time, we also purchase receivables portfolios from third parties other than our bank partners.

These products and services are reported through two reportable segments, Credit as a Service ("CaaS") and Auto Finance.

**Market Overview**

According to data published by Experian, 40% of Americans had FICO® scores of less than 700. We believe this equates to a population of over 100 million everyday Americans in need of access to credit. These consumers often have financial needs that are not effectively met by larger financial institutions. By facilitating appropriately priced consumer credit and financial service alternatives with value-added features and benefits curated for the unique needs of these consumers, we endeavor to empower better financial outcomes for everyday Americans.

**Company History**

We are a Georgia corporation formed in 2009, as successor to an entity that commenced operations in 1996. Atlanticus is a financial technology company powering more inclusive financial solutions for everyday Americans. We leverage data, analytics, and innovative technology to unlock access to financial solutions for the millions of Americans who would otherwise be underserved.

**Credit as a Service Segment**

Currently, within our CaaS segment, we apply our technology solutions, in combination with the experiences gained, and infrastructure built from servicing over $42 billion in consumer loans over more than 25 years of operating history, to support lenders in offering more inclusive financial services. These products include private label credit cards using the Fortiva and Curae brand names as well as merchant associated brands. Private label credit products associated with the healthcare space are generally issued under the Curae brand while all other retail partnerships, including those in consumer electronics, furniture, elective medical procedures, and home-improvement use the Fortiva brand or use our retail partners' brands. Our general purpose credit cards use the Aspire, Imagine and Fortiva brand names. Our flexible technology solutions allow our bank partners to integrate our paperless process and instant decisioning platform with the existing infrastructure of participating retailers, healthcare providers and other service providers.

Using our infrastructure and technology, we also provide loan servicing, including risk management and customer service outsourcing, for third parties. Also, through our CaaS segment, we engage in testing and limited investment in consumer technology platforms as we seek to capitalize on our expertise and infrastructure. Additionally, we report within our CaaS segment: 1) servicing income; and 2) gains or losses associated with notes receivable and equity investments previously made in consumer technology platforms. These include investments in companies engaged in mobile technologies, marketplace lending and other financial technologies. None of these companies are publicly-traded and the carrying value of our investment in these companies is not material. One of these companies, Fintiv Inc., has sued Apple, Inc., Walmart, Inc., and PayPal Holdings, Inc. for patent infringement. Fintiv Inc. has approximately 150 patents related to secure money transfer on computer and mobile devices. The transaction volume in these areas has increased dramatically over the last five years. If Fintiv Inc. is successful in the patent litigation, there could be large exposure, including treble damages for these companies. The claimed losses sustained by this patent infringement are substantial and could be measured in the billions of dollars. We believe on a diluted basis that we will own over 10% of the company. Apple has vigorously contested the claims, and we expect it to continue doing so. In light of the uncertainty around these lawsuits, we will continue to carry these investments on our books at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

The recurring cash flows we receive within our CaaS segment principally include those associated with (1) private label credit and general purpose credit card receivables, (2) servicing compensation and (3) credit card receivables portfolios that are unencumbered or where we own a portion of the underlying structured financing facility.

As discussed above, our bank partners continue to provide ongoing account management and oversight for both our Private label credit and General purpose credit card receivables, for which we compensate the bank partners monthly. All finance charges, fees and merchant fees are recognized into earnings through our Consumer loans, including past due fees (consisting of interest income, including finance charges, late payment fees on loans and merchant fees), Fees and related income on earning assets (for annual or monthly maintenance fees, cash advance fees and other fees directly associated with the extension of credit) and Other revenue (for servicing income, service charges and other customer related fees), on our Consolidated Statements of Income when they are billed to consumers or, in the case of merchant fees, upon completion of our services, which coincides with the funding of the loan by our bank partners. We value these loan and fee receivables within Changes in fair value of loans on our Consolidated Statements of Income to reflect our best estimate of ongoing economics and cash flows associated with existing consumer accounts including future estimates of finance and fee billings and consumer payment rates typical of the assumptions a market participant would use to calculate fair value.

Our credit and other operations are heavily regulated, potentially causing us to change how we conduct our operations either in response to regulation or in keeping with our goal of leading the industry in adherence to consumer-friendly practices. We have made meaningful changes to our practices over the past several years, and because our account management practices are evolutionary and dynamic, it is possible that we may make further changes to these practices, some of which may produce positive, and others of which may produce adverse, effects on our operating results and financial position. Customers at the lower end of the credit score range intrinsically have higher loss rates than do customers at the higher end of the credit score range. As a result, the products we support are priced to reflect expected loss rates for our various risk categories. See "Consumer and Debtor Protection Laws and Regulations—CaaS Segment" below and "We operate in a heavily regulated industry" in Part I, Item 1A "Risk Factors" contained in this Report.

Subject to possible disruptions caused by inflation, rising interest rates, and supply chain interruptions, we believe that our private label credit and general purpose credit card receivables are generating, and will continue to generate, attractive returns on assets, thereby facilitating debt financing under terms and conditions (including advance rates and pricing) that will support attractive returns on equity, and we continue to pursue growth in this area.

### Private Label Credit

Our bank partners work with both us and with our retail partners to provide financing options to retail consumers. These financing options vary by retail partner and consists of a range in APRs of 0% - 36% and a range in merchant fees of 0% - 65%. Merchant fees, which vary by retail partner, offset the purchase price our bank partners remit to the retail partner on a consumer transaction. These merchant fees are used to enhance the return on products when contractual APRs or other terms are insufficient due to promotional or other below market pricing retail merchants may offer to consumers (such as 0% APR offers). Financing arrangements may include fees to enhance yields on a product including annual and/or monthly maintenance fees. Additionally, terms of these products offered by our bank partners to consumers may include deferred interest options whereby consumers pay no interest on their purchases over periods ranging from 6-12 months. Terms of these products can range from 12 months to 84 months based on the retail merchant partner. Each offer is customized for retail clients based on the expected performance of the underlying receivables, receivable purchase volumes and overall return requirements. Our flexible technology allows retail partners to present financing offers to their customers through a variety of delivery options including retail point of sale locations, online transactions, or through in home sales. These financing arrangements are based on underwriting standards tailored to each retail partner and are the result of a close collaboration between our bank partners and us to ensure all products are compliant with regulatory requirements and to ensure they provide attractive terms to consumers.

Under agreements with our bank partners, we are required to purchase these receivables for amounts that may be in excess of fair value. In these instances, a fair value assessment that is less than the purchase price of the receivable can occur on the date we initially acquire the receivable, resulting in a loss on acquisition of the receivable. This negative fair value assessment is included in Changes in fair value of loans on our Consolidated Statements of Income.

In cases where we acquire these below market receivables, we charge merchant fees to our retail partners to facilitate the transaction and ensure we earn adequate returns. These merchant fees are based on the value of the goods purchased from our retail partners, the consumer's credit risk and the terms of our bank partners' related product offering. These fees are recognized upon completion of our services, which coincides with the funding of the loan by our bank partners, in Consumer loans, including past due fees on our Consolidated Statements of Income. These merchant fees often offset the negative impact of the initial acquisition of the underlying receivable. As such, it is not always necessary for us to collect the aggregate unpaid gross balance of the underlying receivable to achieve desired returns.

### General Purpose Credit Cards

We work closely with our bank partners to assist them in creating general purpose credit card offers. These offers have varying lines of credit ranging from $350 to $3,000, annual percentage rates ("APRs") ranging from 19.99% to 36%, annual fees ranging from $0 to $175 and monthly maintenance fees ranging from $0 to $15. Working collaboratively with our bank partners, each offer our bank partners extend to a consumer is tailored based on the consumer's individual risk profile. These offers include finance and fee structures designed to provide us with an adequate return on invested capital upon acquisition of any associated receivable. As a result, at the time an offer is extended to a consumer, the offer reflects market value and, when combined with other pooled receivables that have similar characteristics, would result in earnings associated with any upfront fees (such as annual or monthly maintenance fees) on the date of acquisition, net of any fair value assessment that may value the receivables at less than the gross amount of the receivable.

Our agreements with our bank partners obligate them to sell and for us to acquire the receivables associated with underlying purchases and subsequent fee and finance billings. We acquire these receivables for the principal amount of any related purchase which best reflects the receivables fair value at the time of acquisition with no gain or loss recognized beyond those described above. As discussed above, our bank partners continue to provide ongoing account management and oversight for both our Private label credit and General purpose credit card receivables, for which we compensate the bank partners monthly.

### Auto Finance Segment

Within our Auto Finance segment, our CAR subsidiary operations principally purchase and/or service loans secured by automobiles from or for, and also provide floor-plan financing for, a pre-qualified network of independent automotive dealers and automotive finance companies in the buy-here, pay-here used car business. We generate revenues on purchased loans through interest earned on the face value of the installment agreements combined with the accretion of discounts on loans purchased. We generally earn discount income over the life of the applicable loan. Additionally, we generate revenues from servicing loans on behalf of dealers for a portion of actual collections and by providing back-up servicing for similar quality assets owned by unrelated third parties. We offer a number of other products to our network of buy-here, pay-here dealers (including our floor-plan financing offering), but the majority of our activities are represented by our purchases of auto loans at discounts and our servicing of auto loans for a fee. As of December 31, 2024, our CAR operations served over 670 dealers in 34 states and two U.S. territories. The core operations continue to achieve consistent profitability and generate positive cash flows.

### Fair Value Option

We account for loans receivable associated with our private label credit and general purpose credit card platform using fair value accounting. We believe the use of fair value for these receivables more closely approximates the true economics of these receivables, better matching the yields and corresponding charge-offs. We believe the fair value option also enables us to report generally accepted accounting principles in the U.S. ("GAAP") net income that provides increased transparency into our profitability and asset quality. We estimate the Fair Value Receivables using a discounted cash flow model, which considers various factors such as expected yields on consumer receivables, the timing of expected payments, customer default rates, estimated costs to service the portfolio, and valuations of comparable portfolios. As a result of this fair value adoption, our loans, interest and fees receivable are carried at fair value with changes in fair value recognized directly in earnings, and certain fee billings (such as annual membership fees and merchant fees) and origination costs associated with these receivables no longer being deferred. Additionally, we recognize the fair value of Bank partner fees based on internally-developed estimates of payment rates and discount rates. We reevaluate the fair value of our Fair Value Receivables and Bank partner fees at the end of each quarter.

## Receivables Management and Risk Mitigation

*CaaS Segment.* We manage our investments in receivables using credit scoring, credit file data, non-credit-bureau attributes, and our proprietary risk evaluation systems developed and refined over more than 25 years of operating history. These strategies include assisting our issuing bank partners with the management of transaction authorizations, account renewals, credit line modifications and collection programs. We use an adaptive control system to translate our strategies into account management processes. The system enables us to develop and test multiple strategies simultaneously, allowing us to continually refine account management activities. We have incorporated our proprietary risk scores into this control system, in addition to standard credit behavior scores used widely in the industry, in order to segment, evaluate and manage the receivables. We believe that by combining external credit file data along with historical and current customer activity, we are able to better predict the true risk associated with current and delinquent receivables.

For our private label credit and general purpose credit card finance activities as well as the accounts that are open to purchases, we generally assist our issuing bank partners with managing credit lines to reward customers who are performing well and to mitigate losses from delinquent customer segments. We also assist our issuing bank partners with employing strategies to reduce otherwise open credit lines for customers demonstrating indicators of increased credit or bankruptcy risk. Data relating to account performance are captured and loaded into our proprietary database for ongoing analysis. Account management strategies are adjusted as necessary, based on the results of such analyses. Additionally, we use industry-standard fraud detection software to manage the portfolio. We route accounts to manual work queues and suspend charging privileges if the transaction-based fraud models indicate a probability of fraudulent use.

*Auto Finance Segment.* Our CAR operations manage credit quality and loss mitigation at the dealer portfolio level through the implementation of dealer-specific loss reserve accounts. In most instances, the reserve accounts are cross-collateralized across all accounts presented by any single dealer. CAR monitors performance at the dealer portfolio level (by product type) to adjust pricing, the reserve account, and to determine the size and scope of future account purchases from such dealer.

CAR provides dealers with specific purchase guidelines based upon each product offering and delegates approval authority to assist in the monitoring of transactions during the loan acquisition process. Dealers are subject to specific approval criteria, and individual accounts typically are verified for accuracy before, during and after the acquisition process. Dealer portfolios across the business segment are monitored and compared against expected collections and peer dealer performance. Monitoring of dealer pool vintages, delinquencies and loss ratios helps determine past performance and expected future results, which are used to adjust pricing and reserve requirements. Our CAR operations also manage risk through diversifying their receivables among multiple dealers.

## Collection Strategy

*CaaS Segment.* The goal of the collections process is to collect as much of the account balance that is owed to our bank partners in the most customer-friendly and cost-effective manner possible. This collection process has continued to evolve over the course of more than 25 years of operating history, with the utilization of digital and mobile processes helping to both facilitate better communication with the consumer and aid in collections throughout the collection process.

On behalf of our bank partners and in accordance with their policies and procedures, we oversee and manage third-party collectors, who employ these digital and mobile processes along with the traditional cross-section of letters, emails and telephone calls to encourage payment. Collectors also sometimes offer flexibility with respect to the application of payments in order to encourage larger or prompter payments. For instance, in certain cases collectors may vary the general payment application priority (i.e., of applying payments first to finance charges, then to fees, and then to principal) by agreeing to apply payments first to principal and then to finance charges and fees or by agreeing to provide payments or credits of finance charges and principal to induce or in exchange for an appropriate payment. Application of payments in this manner also permits collectors to assess real time the degree to which payments over the life of an account have covered the principal credit extensions on that account. This allows collectors to readily identify the potential economic loss associated with the charge off of a particular receivable (i.e., the excess of principal purchases and cash advances funded over payments received throughout the life of the account). The selection of collection techniques, including, for example, the order in which payments are applied or the provision of payments or credits to induce or in exchange for a payment, impacts the statistical performance of the portfolios that we present under "Consolidated Results of Operations—CaaS Segment" within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Collectors employ various and evolving tools when collecting on the receivables, and they routinely test and evaluate new tools in their effort toward improving collections with a greater degree of service and efficiency. These tools include programs under which the contractual interest associated with a receivable may be reduced or eliminated, or a certain amount of accrued fees is waived, provided a minimum number or amount of payments have been made. In some instances, collectors may agree to match the payment on a receivable, for example, with commensurate payments or reductions of finance charges or waivers of fees. In other situations, collectors may actually settle and adjust finance charges and fees on a receivable, for example, based on a commitment and follow through on a commitment to pay certain portions of the balances owed. Collectors may also decrease minimum payments owed under certain collection programs. Additionally, collectors employ re-aging techniques in compliance with Federal Financial Institutions Examination Council ("FFIEC") guidelines, as discussed below. Moreover, collections are managed in accordance with the voluntary Consumer Credit Counseling Service ("CCCS") program by waiving a certain percentage of a receivable under certain circumstances. All of these programs are utilized based on the degree of economic success and customer service they achieve.

Collectors regularly monitor and adapt collection strategies, techniques, technology and training to optimize efforts to reduce delinquencies and charge offs. The output from these collection strategies and techniques is analyzed to identify the strategies and techniques that are most likely to result in curing a delinquent receivable in the most cost-effective manner, rather than treating all delinquent receivables the same based on the mere passage of time.

As in all aspects of risk management, the results of each of the above strategies is compared with other collection strategies and resources are devoted to those strategies that yield the best results. Results are measured based on, among other things, customer satisfaction, delinquency rates, expected losses and costs to collect. Existing strategies are then adjusted based on these results. We believe that routinely testing, measuring and adjusting collection strategies results in a better collection experience, lower bad debt losses and operating expenses.

Interest and fees for most credit products are discontinued when loans, interest and fees receivable become contractually 90 or more days past due. Loans, interest and fees receivable are charged off when they become contractually more than 180 days past due or 120 days past due if they are enrolled in an installment loan product. For all products, receivables are charged off within 30 days of notification and confirmation of bankruptcy or death of the obligor. However, in some cases of death, receivables are not charged off if there is a surviving, contractually liable individual or an estate large enough to pay the debt in full.

The determination of whether an account is contractually past due is relevant to the delinquency and charge-off data provided under the "Consolidated Results of Operations—CaaS Segment" caption within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Various factors are relevant in analyzing whether an account is contractually past due which is the trigger for moving receivables through various delinquency stages and ultimately to charge-off status. These can include whether an account has not satisfied its minimum payment due requirement, is part of a collection program or if the account qualifies for other assistance programs that may preclude or defer a payment in a given period, such as a state or national emergency declaration due to weather, public health emergencies or other natural disasters. For private label credit and general purpose credit card accounts, a cardholder's account is considered delinquent if the cardholder is not party to one of the aforementioned scenarios and has not made the required payment as of the payment due date.

Additionally, collectors may re-age accounts that meet qualifications for re-aging consistent with FFIEC guidelines. Re-aging involves changing the delinquency status of an account. Collectors work cooperatively with customers demonstrating a willingness and ability to repay their indebtedness and who satisfy other criteria but are unable to pay the entire past due amount. Generally, to qualify for re-aging, an account must have been opened for at least nine months and may not be re-aged more than once in a twelve-month period or twice in a five-year period. In addition, an account on a workout program may qualify for one additional re-age in a five-year period. The customer also must have made three consecutive minimum monthly payments or the equivalent cumulative amount in the last three billing cycles. If a re-aged account subsequently experiences payment defaults, it will again become contractually delinquent and will be charged off according to the regular charge-off policy. The practice of re-aging an account may affect delinquencies and charge offs, potentially delaying or reducing such delinquencies and charge offs; however, this impact generally changes such delinquencies and charge offs by less than 10% and 5%, respectively.

We anticipate that further investments in large language models will enable us to refine our customer-centric approach to customer service and collections.

As discussed above, typically, once an account is 90 days or more past due, the account is placed on a non-accrual status. Placement on a non-accrual status results in the use of programs under which the contractual interest associated with a receivable may be reduced or eliminated, or a certain amount of accrued fees is waived, provided a minimum number or amount of payments have been made. Following this adjustment, if a customer demonstrates a willingness and ability to resume making monthly payments and meets the additional criteria discussed above, collectors will re-age the customer's account. When an account is re-aged, collectors adjust the status of the account to bring a delinquent account current, but generally do not make any further modifications to the payment terms or amount owed. Once an account is placed on a non-accrual status, it is closed for further purchases. We believe that re-ages help customers to manage difficult repayment periods, return to good standing and avoid further deterioration to their credit scores.

*Auto Finance Segment.* Accounts that CAR purchases from approved dealers initially are collected by the originating branch or service center location using a combination of traditional collection practices. The collection process includes contacting the customer by phone or mail, skip tracing and using starter interrupt devices to minimize delinquencies. Uncollectible accounts in our CAR operation generally are returned to the dealer under an agreement with the dealer to charge the balance on the account against reserve accounts established for each dealer. Autos are generally not repossessed in our CAR operation as a result of the agreements that we have with the dealers unless there are insufficient dealer reserves to offset the loss or if a dealer requests repossession.

**Consumer and Debtor Protection Laws and Regulations**

**CaaS** *Segment.* Our U.S. business is regulated directly and indirectly under various federal and state consumer protection, collection and other laws, rules and regulations, including the federal Credit Card Accountability Responsibility and Disclosure Act of 2009 (the "CARD Act"), the federal Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), the federal Truth In Lending Act ("TILA"), the federal Equal Credit Opportunity Act, the federal Fair Credit Reporting Act, the federal Fair Debt Collection Practices Act, the Federal Trade Commission ("FTC") Act, the federal Gramm-Leach-Bliley Act and the federal Telemarketing and Consumer Fraud and Abuse Prevention Act. These laws, rules and regulations, among other things, impose disclosure requirements when consumer products are advertised,

when an account is opened, when monthly billing statements are sent and when consumer obligations are collected. In addition, various statutes limit the liability of consumers for unauthorized use, prohibit discriminatory practices in consumer transactions, impose limitations on the types of charges that may be assessed and restrict the use of consumer credit reports and other account-related information. Many of our issuing bank partners' products are designed for customers at the lower end of the credit score range. These products are priced to reflect the higher credit risk of these customers. Because of the inherently greater credit risks of these customers and the resulting higher interest and fees, we and our issuing bank partners may be subject to greater regulatory scrutiny. If regulators, including the FDIC (which regulates bank lenders), the CFPB and the FTC, object to the terms of these products, or to the marketing or collection practices used, we and our issuing bank partners could be required to modify or discontinue certain products or practices.

*Auto Finance Segment.* This segment is regulated directly and indirectly under various federal and state consumer protection and other laws, rules and regulations, including the federal TILA, the federal Equal Credit Opportunity Act, the federal Fair Credit Reporting Act, the federal Fair Debt Collection Practices Act, Dodd-Frank, the federal Gramm-Leach-Bliley Act and the federal Telemarketing and Consumer Fraud and Abuse Prevention Act. In addition, various state statutes limit the interest rates and fees that may be charged, limit the types of interest computations (e.g., interest bearing or pre-computed) and refunding processes, prohibit discriminatory practices in extending credit, impose limitations on fees and other customer related charges and restrict the use of consumer credit reports and other account-related information. Many of the states in which this segment operates have various licensing requirements and impose certain financial or other conditions in connection with these licensing requirements.

*Privacy and Data Security Laws and Regulations*. We are required to manage, use, and store large amounts of personally identifiable information, principally the confidential personal and financial data of our issuing bank partners' customers, in the ordinary course of our business. We depend on our IT networks and systems, and those of third parties, to process, store, and transmit that information. In the past, financial service companies have been targeted for sophisticated cyber-attacks. A security breach involving our files and infrastructure could lead to unauthorized disclosure of confidential information. We take numerous measures to ensure the security of our hardware and software systems as well as customer information.

We are subject to various U.S. federal and state laws and regulations designed to protect confidential personal and financial data. For example, we must comply with guidelines under the Gramm-Leach-Bliley Act that require each financial institution to develop, implement and maintain a written, comprehensive information security program containing safeguards that are appropriate to the financial institution's size and complexity, the nature and scope of the financial institution's activities and the sensitivity of any customer information at issue. Additionally, various federal banking regulatory agencies, and all 50 states, the District of Columbia, Puerto Rico and the Virgin Islands, have enacted data security regulations and laws requiring customer notification in the event of a security breach.

**Competition**

*CaaS Segment.* We face substantial competition from both financial service and financial technology companies, the intensity of which varies depending upon economic and liquidity cycles. Our financial performance is, in part, a function of the performance of our investments in receivables and the aggregate outstanding amount of such receivables. The private label credit and general purpose credit card finance activities of our issuing bank partners compete with facilitators and providers of legacy payment and consumer loan methods, such as credit and debit cards, including those provided by card issuing banks; technology solutions, including those provided by financial technology or payment companies; mobile wallets, such as Apple and PayPal; and pay-over-time solutions providers, including Block and Klarna. Many of these competitors are substantially larger than we are, have significantly greater financial resources than we do and have significantly lower costs of funds than we have.

*Auto Finance Segment.* Competition within the auto finance sector is widespread and fragmented. Our auto finance operations target automobile dealers that oftentimes are not able to access indirect lending from major financial institutions or captive finance companies. We compete mainly with a handful of national and regional companies focused on this credit segment and a large number of smaller, regional private companies with a narrow geographic focus. Individual dealers with access to capital may also compete in this segment through the purchase of receivables from peer dealers in their markets.

**Human Capital**

As of December 31, 2024, we had 417 employees, all of whom are employed within the U.S. We also engage temporary employees and consultants as needed to support our operations. None of our employees are represented by a labor union, and we consider our relationships with our employees to be good. Our management team members, on average, have over 11 years of tenure with the Company. This experience through macro-economic cycles guides our customer centric decision making.

We believe that our success and future growth depends greatly on our ability to attract, develop and retain top talent. To succeed in a competitive labor market, we seek to provide our employees with opportunities to grow and develop in their careers, supported by fair compensation, benefits and health and wellness programs.

**Trademarks, Trade Names and Service Marks**

We have registered and continue to register, when appropriate, various trademarks, trade names and service marks used in connection with our businesses. We consider these trademarks, trade names and service marks to be readily identifiable with, and valuable to, our business. This Annual Report on Form 10-K also contains trade names and trademarks of other companies that are the property of their respective owners.

**Corporate Headquarters and Where to Access Additional Information**

We are headquartered in Atlanta, Georgia, and our principal executive offices are located at Five Concourse Parkway, Suite 300, Atlanta, Georgia 30328. Our headquarters telephone number is (770) 828-2000, and our website is *www.Atlanticus.com*. We make available free of charge on our website certain of our recent SEC filings, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those filings as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These reports are also available on the SEC's website at *http://www.sec.gov*.

Certain corporate governance materials, including our Board of Directors committee charters and our Code of Business Conduct and Ethics, are posted on our website under the heading "Investors" and then "Corporate Information— Governance Documents." From time to time, the corporate governance materials on our website may be updated as necessary to comply with rules issued by the SEC or the NASDAQ Stock Market, or as desirable to further the continued effective and efficient governance of our company.

**ITEM 1A.      RISK FACTORS**

An investment in our common stock, preferred stock or other securities involves a number of risks. You should carefully consider each of the risks described below, among others, before deciding to invest in our securities. If any of the following risks develops into actual events, our business, financial condition or results of operations could be negatively affected, the market prices of our securities could decline and you may lose all or part of your investment.

**Our Cash Flows and Net Income Are Dependent Upon Payments from Our Investments in Receivables**

The collectability of our investments in receivables is a function of many factors including the criteria used to select who is issued credit, the pricing of the credit products, the lengths of the relationships, general economic conditions, the rate at which consumers repay their accounts or become delinquent, and the rate at which consumers borrow funds. Deterioration in these factors would adversely impact our business. In addition, to the extent we have over-estimated collectability, in all likelihood we have over-estimated our financial performance. Some of these concerns are discussed more fully below.

*Our portfolio of receivables is not diversified and primarily originates from consumers whose creditworthiness is considered less than prime.* Historically, we have invested in receivables in one of two ways—we have either (i) invested in receivables originated by lenders who utilize our services or (ii) invested in or purchased pools of receivables from other issuers. In either case, substantially all of our receivables are from borrowers represented by credit risks that regulators classify as less than prime. Our reliance on these receivables may in the future negatively impact our performance.

*Economic slowdowns increase our credit losses.* During periods of economic slowdown, recession or rapidly rising inflation rates, we generally experience an increase in rates of delinquencies and frequency and severity of credit losses. Our actual rates of delinquencies and frequency and severity of credit losses may be comparatively higher during periods of economic slowdown or recession or rapidly rising inflation rates.

***Because a significant portion of our reported income is based on management's estimates of the future performance of receivables, differences between actual and expected performance of the receivables may cause fluctuations in net income.*** Significant portions of our reported income (or losses) are based on management's estimates of cash flows we expect to receive on receivables, particularly for such assets that we report based on fair value. The expected cash flows are based on management's estimates of credit losses, payment rates, servicing costs, discount rates and yields earned on credit card receivables. These estimates are based on a variety of factors, many of which are not within our control. Substantial differences between actual and expected performance of the receivables will occur and cause fluctuations in our net income. For instance, higher than expected rates of delinquencies and losses could cause our net income to be lower than expected. Similarly, levels of loss and delinquency can result in our being required to repay lenders earlier than expected, thereby reducing funds available to us for future growth.

## We Are Substantially Dependent Upon Borrowed Funds to Fund Receivables We Purchase

We finance receivables that we acquire in large part through financing facilities. All of our financing facilities are of finite duration (and ultimately will need to be extended or replaced) and contain financial covenants and other conditions that must be fulfilled in order for funding to be available. The cost and availability of equity and borrowed funds is dependent upon our financial performance, the performance of our industry overall and general economic and market conditions, and at times equity and borrowed funds have been both expensive and difficult to obtain.

If additional financing facilities are not available in the future on terms we consider acceptable, we will not be able to purchase additional receivables and those receivables may contract in size.

***Capital markets may experience periods of disruption and instability, potentially limiting our ability to grow our receivables.*** From time-to-time, capital markets may experience periods of disruption and instability. For example, from 2008 to 2009, the global capital markets were unstable as evidenced by the lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. These events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. If similar adverse and volatile market conditions repeat in the future, we and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital in order to grow our receivables.

Moreover, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time or worsened market conditions could make it difficult for us to borrow money or to extend the maturity of or refinance any indebtedness we may have under similar terms and any failure to do so could have a material adverse effect on our business. Unfavorable economic and political conditions, including future recessions, political instability, geopolitical turmoil and foreign hostilities, energy disruptions, inflation, disease, pandemics and other serious health events, also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us.

We may in the future have difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may cause us to reduce the volume of receivables we purchase or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

## Our Financial Performance Is, in Part, a Function of the Aggregate Amount of Receivables That Are Outstanding

The aggregate amount of outstanding receivables is a function of many factors including purchase rates, payment rates, interest rates, seasonality, general economic conditions, competition from credit card issuers and other sources of consumer financing, access to funding, and the timing and extent of our receivable purchases.

***The recent growth of our investments in private label credit and general purpose credit card receivables may not be indicative of our ability to grow such receivables in the future.*** Our period-end managed receivables balance for private label credit and general purpose credit card receivables grew to $2,724.8 million at December 31, 2024, from $2,411.3 million at December 31, 2023. The amount of such receivables has fluctuated significantly over the course of our operating history. Furthermore, even if such receivables continue to increase, the rate of such growth could decline. If we cannot manage the growth in receivables effectively, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

***Reliance upon relationships with a few large retailers in the private label credit operations may adversely affect our revenues and operating results from these operations.*** Our five largest retail partners accounted for over 75% of our outstanding private label credit receivables as of December 31, 2024. Although we are adding new retail partners on a regular basis, it is likely that we will continue to derive a significant portion of this operations' receivables base and corresponding revenue from a relatively small number of partners in the future. If a significant partner reduces or terminates its relationship with us, these operations' revenue could decline significantly and our operating results and financial condition could be harmed.

## We Operate in a Heavily Regulated Industry

Changes in bankruptcy, privacy or other consumer protection laws, or to the prevailing interpretation thereof, may expose us to litigation, adversely affect our ability to collect receivables, or otherwise adversely affect our operations. Similarly, regulatory changes could adversely affect the ability or willingness of lenders who utilize our technology platform and related services to market credit products and services to consumers. Also, the accounting rules that apply to our business are exceedingly complex, difficult to apply and in a state of flux. As a result, how we value our receivables and otherwise account for our business is subject to change depending upon the changes in, and interpretation of, those rules. Some of these issues are discussed more fully below.

***Reviews and enforcement actions by regulatory authorities under banking and consumer protection laws and regulations may result in changes to our business practices, may make collection of receivables more difficult or may expose us to the risk of fines, restitution and litigation.*** Our operations and the operations of the issuing banks through which the credit products we service are originated are subject to the jurisdiction of federal, state and local government authorities, including the SEC, the FDIC, the Office of the Comptroller of the Currency, the FTC, state regulators having jurisdiction over financial institutions and debt origination and collection and state attorneys general. Our business practices and the practices of issuing banks, including the terms of products, servicing and collection practices, are subject to both periodic and special reviews by these regulatory and enforcement authorities. These reviews can range from investigations of specific consumer complaints or concerns to broader inquiries. If as part of these reviews the regulatory authorities conclude that we or issuing banks are not complying with applicable law, they could request or impose a wide range of remedies including requiring changes in advertising and collection practices, changes in the terms of products (such as decreases in interest rates or fees), the imposition of fines or penalties, or the paying of restitution or the taking of other remedial action with respect to affected consumers. They also could require us or issuing banks to stop offering some credit products or obtain licenses to do so, either nationally or in select states. To the extent that these remedies are imposed on the issuing banks that originate credit products using our platform, under certain circumstances we are responsible for the remedies as a result of our indemnification obligations with those banks. We or our issuing banks also may elect to change practices that we believe are compliant with law in order to respond to regulatory concerns. Furthermore, negative publicity relating to any specific inquiry or investigation could hurt our ability to conduct business with various industry participants or to generate new receivables and could negatively affect our stock price, which would adversely affect our ability to raise additional capital and would raise our costs of doing business.

If any deficiencies or violations of law or regulations are identified by us or asserted by any regulator or require us or issuing banks to change any practices, the correction of such deficiencies or violations, or the making of such changes, could have a material adverse effect on our financial condition, results of operations or business. In addition, whether or not these practices are modified when a regulatory or enforcement authority requests or requires, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws. Any failure to comply with legal requirements by us or the banks that originate credit products utilizing our platform in connection with the issuance of those products, or by us or our agents as the servicer of our accounts, could significantly impair our ability to collect the full amount of the account balances. The institution of any litigation of this nature, or any judgment against us or any other industry participant in any litigation of this nature, could adversely affect our business and financial condition in a variety of ways.

***The regulatory landscape in which we operate is continually changing due to new rules, regulations and interpretations, as well as various legal actions that have been brought against others that have sought to re-characterize certain loans made by federally insured banks as loans made by third parties. If litigation on similar theories were brought against us when we work with a federally insured bank that makes loans and were such an action successful, we could be subject to state usury limits and/or state licensing requirements, loans in such states could be deemed void and unenforceable, and we could be subject to substantial penalties in connection with such loans.***

The case law involving whether an originating lender, on the one hand, or a third party, on the other hand, is the "true lender" of a loan is still developing and courts have come to different conclusions and applied different analyses. The determination of whether a third-party service provider is the "true lender" is significant because third parties risk having

the loans they service becoming subject to a consumer's state usury limits. A number of federal courts that have opined on the "true lender" issue have looked to who is the lender identified on the borrower's loan documents. A number of state courts and at least one federal district court have considered a number of other factors when analyzing whether the originating lender or a third party is the "true lender," including looking at the economics of the transaction to determine, among other things, who has the predominant economic interest in the loan being made. If we were re-characterized as a "true lender" with respect to the receivables originated by the banks that utilize our technology platform and other services, such receivables could be deemed to be void and unenforceable in some states, the right to collect finance charges could be affected, and we could be subject to fines and penalties from state and federal regulatory agencies as well as claims by borrowers, including class actions by private plaintiffs. Even if we were not required to change our business practices to comply with applicable state laws and regulations or cease doing business in some states, we could be required to register or obtain lending licenses or other regulatory approvals that could impose a substantial cost on us. If the banks that originate loans utilizing our technology platform were subject to such a lawsuit, they may elect to terminate their relationships with us voluntarily or at the direction of their regulators, and if they lost the lawsuit, they could be forced to modify or terminate such relationships.

In addition to true lender challenges, a question regarding the applicability of state usury rates may arise when a loan is sold from a bank to a non-bank entity. In Madden v. Midland Funding, LLC, the U.S. Court of Appeals for the Second Circuit held that the federal preemption of state usury laws did not extend to the purchaser of a loan issued by a national bank. In its brief urging the U.S. Supreme Court to deny certiorari, the U.S. Solicitor General, joined by the Office of the Comptroller of the Currency ("OCC"), noted that the Second Circuit (Connecticut, New York and Vermont) analysis was incorrect. On remand, the U.S. District Court for the Southern District of New York concluded on February 27, 2017, that New York's state usury law, not Delaware's state usury law, was applicable and that the plaintiff's claims under the FDCPA and state unfair and deceptive acts and practices could proceed. To that end, the court granted Madden's motion for class certification. At this time, it is unknown whether Madden will be applied outside of the defaulted debt context in which it arose. The facts in Madden are not directly applicable to our business, as we do not engage in practices similar to those at issue in Madden. However, to the extent that the holding in Madden is broadened to cover circumstances applicable to our business, or if other litigation on related theories were brought against us or others and were successful, or we otherwise were found to be the "true lender," we could become subject to state usury limits and state licensing laws, in addition to the state consumer protection laws to which we are already subject, in a greater number of states, loans in such states could be deemed void and unenforceable, and we could be subject to substantial penalties in connection with such loans.

In response to the uncertainty Madden created as to the validity of interest rates of bank-originated loans sold in the secondary market, in May 2020 and June 2020, the OCC and the FDIC, respectively, issued final rules that reaffirmed the "valid when made" doctrine and clarified that when a bank sells, assigns, or otherwise transfers a loan, the interest rates permissible prior to the transfer continue to be permissible following the transfer. In the summer of 2020, a number of state attorneys general filed suits against the OCC and the FDIC, challenging these "valid when made" rules. In February 2022, the U.S. District Court for the Northern District of California entered two orders granting summary judgement in favor of the OCC and the FDIC. The court held that the bank regulators had the power to issue the rules reaffirming the "valid when made" doctrine. Although the practical consequences of Madden have diminished since the initial ruling, uncertainty remains in this area of law.

***The CFPB recently issued a final rule regarding credit card late fees, which represents a significant departure from the rules that are currently in effect. Should this rule be implemented, the rule would have an adverse impact on our business, results of operations and financial condition for at least the short term and, depending on the effectiveness of our actions taken in response to the rule, potentially over the long term.***

In March 2024, the CFPB published a final rule that would significantly reduce the safe harbor amount for late fees that credit card issuers are authorized to charge. This rule is currently on hold, pending litigation. The rule, if implemented, would: (i) decrease the safe harbor amount for credit card late fees to $8 and eliminate a higher safe harbor dollar amount for subsequent late payments; and (ii) eliminate the annual inflation adjustments that currently exist for the late fee safe harbor dollar amounts. The "safe harbor" dollar amounts referenced in the CFPB's rulemaking refer to the amounts that credit card issuers may charge as late fees under the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the "CARD Act") without reference to the issuer's cost to collect. Under the CARD Act, these safe harbor amounts, since their initial implementation, have been subject to annual adjustment based on changes in the Consumer Price Index, and the safe harbor amounts are currently set at $30 for an initial late fee and $41 for subsequent late fees incurred in one of the next six billing cycles. Accordingly, the $8 safe harbor amount on late fees (and the elimination of the annual inflation-based adjustment thereto) would represent a significant decrease from the current safe harbor amounts. The final rule was slated to become effective on May 14, 2024, subject to any court-imposed injunction resulting from litigation.

Shortly after the final rule was published, a lawsuit was filed in U.S. District Court for the Northern District of Texas (Ft. Worth Division) by the U.S. Chamber of Commerce, the American Bankers Association and various other parties, challenging the rule and seeking a preliminary injunction enjoining the rule from becoming effective during the pendency of the litigation. The lawsuit asserts that the rule would ultimately harm those consumers the CFPB is charged with protecting and seeks to have the rule vacated on various grounds, including that the CFPB (i) violated the CARD Act by preventing issuers from collecting reasonable and proportional late fees when cardholders do not pay their bills on time, and (ii) violated the Administrative Procedure Act by promulgating a final rule that is arbitrary and capricious, relying on inappropriate, incomplete and non-public data. An injunction against implementation was entered on May 10, 2024.

Assuming these legal challenges are not successful and the CFPB's final rule becomes effective, this rule would represent an approximately 75% reduction in the amount of late fees that may be charged under the CARD Act safe harbor. We have already executed on a number of strategies designed to limit the impact of the final rule on us and we continue to evaluate various other mitigating strategies, but it may not be feasible for us to fully implement these strategies in the short term, and these efforts ultimately may not be successful even if and when fully implemented. Moreover, the final rule (and certain of our mitigating strategies) may present other risks and adverse impacts to our business, results of operations and financial condition, which could include, without limitation, the loss of customers due to tightened underwriting standards or negative customer response to higher rates and fees, impacts to customer payment behavior due to decreased incentives to pay, further regulatory action in response to mitigating strategies that may be employed by us or other credit card issuers, adverse impacts to or disputes with our brand partners, strategic non-renewals of certain brand partner relationships that cease to be profitable, and balance sheet impairments, including of goodwill, long-lived assets and other prepaid or intangible assets.

***We support banks that market general purpose credit cards and certain other credit products directly to consumers.*** We acquire interests in and service the receivables originated by these banks. The banks could determine not to continue the relationship for various business reasons, or their regulators could limit their ability to issue credit cards utilizing our technology platform or to originate some or all of the other products that we service or require the banks to modify those products significantly and could do either with little or no notice. Any significant interruption or change of our bank relationships would result in our being unable to acquire new receivables or develop certain other credit products. Unless we were able to timely replace our bank relationships, such an interruption would prevent us from acquiring newly-originated credit card receivables and growing our investments in private label credit and general purpose credit card receivables. In turn, it would materially adversely impact our business.

***The FDIC has issued guidance affecting the banks that utilize our technology platform to market general purpose credit cards and certain other credit products and these or subsequent new rules and regulations could have a significant impact on such credit products.*** The banks that utilize our technology platform and other services to market general purpose credit cards and certain other credit products are supervised and examined by both the state that charters them and the FDIC. If the FDIC or a state supervisory body considers any aspect of the products originated utilizing our technology platform to be inconsistent with its guidance, the banks may be required to alter or terminate some or all of these products.

***Changes to consumer protection laws or changes in their interpretation may impede collection efforts or otherwise adversely impact our business practices.*** Federal and state consumer protection laws regulate the creation and enforcement of consumer credit card receivables and other loans. Many of these laws (and the related regulations) are focused on non-prime lenders and are intended to prohibit or curtail industry-standard practices as well as non-standard practices. For instance, Congress enacted legislation that regulates loans to military personnel through imposing interest rate and other limitations and requiring new disclosures, all as regulated by the Department of Defense. Similarly, in 2009 Congress enacted legislation that required changes to a variety of marketing, billing and collection practices, and the Federal Reserve adopted significant changes to a number of practices through its issuance of regulations. While our practices are in compliance with these changes, some of the changes (e.g., limitations on the ability to assess up-front fees) have significantly affected the viability of certain credit products within the U.S. Changes in the consumer protection laws could result in the following:

- receivables not originated in compliance with law (or revised interpretations) could become unenforceable and uncollectible under their terms against the obligors;
- we may be required to credit or refund previously collected amounts;
- certain fees and finance charges could be limited, prohibited or restricted, reducing the profitability of certain investments in receivables;
- certain collection methods could be prohibited, forcing us to revise our practices or adopt more costly or less effective practices;

- limitations on our ability to recover on charged-off receivables regardless of any act or omission on our part;
- some credit products and services could be banned in certain states or at the federal level;
- federal or state bankruptcy or debtor relief laws could offer additional protections to consumers seeking bankruptcy protection, providing a court greater leeway to reduce or discharge amounts owed to us; and
- a reduction in our ability or willingness to invest in receivables arising under loans to certain consumers, such as military personnel.

Material regulatory developments may adversely impact our business and results from operations.

## Our Automobile Lending Activities Involve Risks in Addition to Others Described Herein

Automobile lending exposes us not only to most of the risks described above but also to additional risks, including the regulatory scheme that governs installment loans and those attendant to relying upon automobiles and their repossession and liquidation value as collateral. In addition, our Auto Finance segment operation acquires loans on a wholesale basis from used car dealers, for which we rely upon the legal compliance and credit determinations by those dealers.

*Funding for automobile lending may become difficult to obtain and expensive.* In the event we are unable to renew or replace any Auto Finance segment credit facilities that bear refunding or refinancing risks when they become due, our Auto Finance segment could experience significant constraints and diminution in reported asset values as lenders retain significant cash flows within underlying structured financings or otherwise under security arrangements for repayment of their loans. If we cannot renew or replace future facilities or otherwise are unduly constrained from a liquidity perspective, we may choose to sell part or all of our auto loan portfolios, possibly at less than favorable prices.

*Our automobile lending business is dependent upon referrals from dealers.* Currently we provide substantially all of our automobile loans only to or through used car dealers. Providers of automobile financing have traditionally competed based on the interest rate charged, the quality of credit accepted and the flexibility of loan terms offered. In order to be successful, we not only need to be competitive in these areas, but also need to establish and maintain good relations with dealers and provide them with a level of service greater than what they can obtain from our competitors.

*The financial performance of our automobile loan portfolio is in part dependent upon the liquidation of repossessed automobiles.* In the event of certain defaults, we may repossess automobiles and sell repossessed automobiles at wholesale auction markets located throughout the U.S. Auction proceeds from these types of sales and other recoveries generally are not sufficient to cover the outstanding balances of the contracts; where we experience these shortfalls, we will experience credit losses.

*Repossession of automobiles entails the risk of litigation and other claims.* Although we have contracted with reputable repossession firms to repossess automobiles on defaulted loans, it is not uncommon for consumers to assert that we were not entitled to repossess an automobile or that the repossession was not conducted in accordance with applicable law. These claims increase the cost of our collection efforts and, if successful, can result in awards against us.

## We Routinely Explore Various Opportunities to Grow Our Business, to Make Investments and to Purchase and Sell Assets

We routinely consider acquisitions of, or investments in, portfolios and other assets as well as the sale of portfolios and portions of our business. There are a number of risks attendant to any acquisition, including the possibility that we will overvalue the assets to be purchased and that we will not be able to produce the expected level of profitability from the acquired business or assets. Similarly, there are a number of risks attendant to sales, including the possibility that we will undervalue the assets to be sold. As a result, the impact of any acquisition or sale on our future performance may not be as favorable as expected and actually may be adverse.

Portfolio purchases may cause fluctuations in our reported CaaS segment's managed receivables data, possibly reducing the usefulness of this data in evaluating our business. Our reported CaaS segment managed receivables data may fluctuate substantially from quarter to quarter as a result of recent and future credit card portfolio acquisitions.

Receivables included in purchased portfolios are likely to have been originated using credit criteria different from the criteria of issuing bank partners that have originated accounts utilizing our technology platform. Receivables included in any particular purchased portfolio may have significantly different delinquency rates and charge-off rates than the receivables previously originated and purchased by us. These receivables also may earn different interest rates and fees as

compared to other similar receivables in our receivables portfolio. These variables could cause our reported managed receivables data to fluctuate substantially in future periods making the evaluation of our business more difficult.

Any acquisition or investment that we make will involve risks different from and in addition to the risks to which our business is currently exposed. These include the risks that we will not be able to integrate and operate successfully new businesses, that we will have to incur substantial indebtedness and increase our leverage in order to pay for the acquisitions, that we will be exposed to, and have to comply with, different regulatory regimes and that we will not be able to apply our traditional analytical framework (which is what we expect to be able to do) in a successful and value-enhancing manner.

**Risks Related to Our Financial Reporting and Accounting**

***We are remediating a material weakness in our internal control over financial reporting. If we experience additional material weaknesses in the future, our business may be harmed.*** Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States ("GAAP"). As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 and concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness described under Part II, Item 9A "Controls and Procedures" in this Annual Report on Form 10-K.

Remediation efforts place a significant burden on management and add increased pressure on our financial resources and processes. If we identify material weaknesses in our internal control over financial reporting in the future, our business may be harmed. Such harm may include: (i) failure to accurately report our financial results, to prevent fraud or to meet our SEC reporting obligations in a timely basis or at all; (ii) material misstatements in our consolidated financial statements and harm to our operating results and investor confidence; and (iii) a material adverse effect on the trading prices of our securities. In addition, the foregoing could subject us to sanctions or investigations by the NASDAQ, the SEC or other regulatory authorities, and result in the breach of covenants in our debt agreements, any of which could have a material adverse impact on our operations, financial condition, results of operations, liquidity and our securities' trading prices.

Further, there are inherent limitations in the effectiveness of any control system, including the potential for human error and the possible circumvention or overriding of controls and procedures. Additionally, judgments in decision-making can be faulty and breakdowns can occur because of a simple error or mistake. An effective control system can provide only reasonable, not absolute, assurance that the control objectives of the system are adequately met. Finally, projections of any evaluation or assessment of effectiveness of a control system to future periods are subject to the risks that, over time, controls may become inadequate because of changes in an entity's operating environment or deterioration in the degree of compliance with policies or procedures.

**Other Risks of Our Business**

***We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.***

We operate in a highly competitive and dynamic industry. We face competition from a variety of players, including those who enable transactions and commerce via digital payments and consumer loans. Our primary competition consists of facilitators and providers of legacy payment and consumer loan methods, such as credit and debit cards, including those provided by card issuing banks; technology solutions, including those provided by financial technology or payment companies; mobile wallets, such as Apple and PayPal; and pay-over-time solutions providers, including Block and Klarna. Consumer lending is a broad and competitive market, and we compete to varying degrees with various platform providers or sources of consumer credit. This can include banks, non-bank lenders, including retail-based lenders, and other financial technology companies.

Some of our competitors, particularly credit issuing banks, are substantially larger than we are and have longer operating histories than we do, which gives those competitors advantages we do not have, such as more diversified products, a broader consumer and merchant base, greater brand recognition and brand loyalty, the ability to reach more

consumers, the ability to cross sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities, and lower-cost funding. In addition, because many of our competitors are large financial institutions that fund themselves through low-cost insured deposits and continue to own the loans that they originate, they have certain revenue and funding opportunities not available to us. Furthermore, our current or potential competitors may be better at developing new products due to their large and experienced data science and engineering teams, who are able to respond more quickly to new technologies.

Additionally, merchants are increasingly offering other credit and payment options to customers. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with us. Technological advances and the continued growth of e-commerce activities have increased consumers' accessibility to products and services and led to the expansion of competition in digital payment and consumer loan options such as pay-over-time solutions.

We face competition in areas such as compliance capabilities, commercial financing terms and costs of capital, interest rates and fees (and other financing terms) available to consumers from our bank partners, approval rates, model efficiency, speed and simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, borrower experience, brand and reputation. Furthermore, our existing and potential competitors may decide to modify their pricing and business models to compete more directly with us. Our ability to compete will also be affected by our ability to provide our bank partners with a commensurate or more extensive suite of products than those offered by our competitors. In addition, current or potential competitors, including financial technology lending platforms and existing or potential bank partners, may also acquire or form strategic alliances with one another, which could result in our competitors being able to offer more competitive loan terms due to their access to lower-cost capital. Such acquisitions or strategic alliances among our competitors or potential competitors could also make our competitors more adaptable to a rapidly evolving regulatory environment. To stay competitive, we may need to increase our regulatory compliance expenditures or our ability to compete may be adversely affected.

Our industry is driven by constant innovation. We utilize machine learning, which is characterized by extensive research efforts and rapid technological progress. If we fail to anticipate or respond adequately to technological developments, our ability to operate profitably could suffer.

Research, data accumulation and development by other companies may result in AI models that are superior to our AI models or result in products superior to those we develop. Further, technologies, products or services we develop may not be preferred to any existing or newly-developed technologies, products or services. If we are unable to compete with such companies or fail to meet the need for innovation in our industry, the use of our platform could stagnate or substantially decline, or our products could fail to maintain or achieve more widespread market acceptance, which would materially and adversely affect our business, results of operations, financial condition, and future prospects.

***Our business and operations may be negatively affected by rising prices and interest rates.*** Our financial performance and consumers' ability to repay indebtedness may be affected by uncertain economic conditions, including inflation, government shutdowns and changing interest rates. Higher inflation increases the costs of goods and services, reduces consumer spending power and may negatively affect our ability to purchase receivables. In 2022, inflation reached a four-decade high and continues to adversely impact the economy.

The Federal Reserve has raised interest rates to combat inflation. Increased interest rates adversely impact the spending levels of consumers and their ability and willingness to borrow money. Higher interest rates often lead to higher payment obligations, which may reduce the ability of consumers to remain current on their obligations and, therefore, lead to increased delinquencies, defaults, customer bankruptcies and charge-offs, and decreased recoveries, all of which could have an adverse effect on our business.

Over the last two years, prices for energy and food have been particularly volatile in light of Russia's invasion of Ukraine and the resulting trade restrictions and sanctions imposed on Russia by the U.S. and other countries. These events have increased inflationary pressures.

***We are a holding company with no operations of our own.*** As a result, our cash flow and ability to service our debt is dependent upon distributions from our subsidiaries. The distribution of subsidiary earnings, or advances or other distributions of funds by subsidiaries to us, all of which are subject to statutory and could be subject to contractual restrictions, are contingent upon the subsidiaries' cash flows and earnings and are subject to various business and debt covenant considerations.

*We are party to litigation.* We are party to certain legal proceedings which include litigation customary for a business of our nature. In each case we believe that we have meritorious defenses or that the positions we are asserting otherwise are correct. However, adverse outcomes are possible in these matters, and we could decide to settle one or more of our litigation matters in order to avoid the ongoing cost of litigation or to obtain certainty of outcome. Adverse outcomes or settlements of these matters could require us to pay damages, make restitution, change our business practices or take other actions at a level, or in a manner, that would adversely impact our business.

*The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and results of operations.* During 2023, multiple financial institutions were closed and placed in receivership. Although we did not have any funds deposited with the affected banks, we regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of a depository institution to return deposits could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

*Because we outsource account-processing functions that are integral to our business, any disruption or termination of these outsourcing relationships could harm our business.* We generally outsource account and payment processing. If these outsourcing relationships were not renewed or were terminated or the services provided to us were otherwise disrupted, we would have to obtain these services from alternate providers. There is a risk that we would not be able to enter into similar outsourcing arrangements with alternate providers on terms that we consider favorable or in a timely manner without disruption of our business.

*Failure to keep up with the rapid technological changes in financial services and e-commerce could harm our business.* The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of consumers by using technology to support products and services that will satisfy consumer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as some of our competitors. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to compete with our competitors. Any such failure to adapt to changes could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

*If we are unable to protect our information systems against service interruption, our operations could be disrupted and our reputation may be damaged.* We rely heavily on networks and information systems and other technology, that are largely hosted by third parties to support our business processes and activities, including processes integral to the origination and collection of loans and other financial products, and information systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory, financial reporting, legal and tax requirements. Because information systems are critical to many of our operating activities, our business may be impacted by hosted system shutdowns, service disruptions or security breaches. These incidents may be caused by failures during routine operations such as system upgrades or user errors, as well as network or hardware failures, malicious or disruptive software, computer hackers, rogue employees or contractors, cyber-attacks by criminal groups, geopolitical events, natural disasters, pandemics, failures or impairments of telecommunications networks, or other catastrophic events. If our information systems suffer severe damage, disruption or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience delays in reporting our financial results, and we may lose revenue and profits as a result of our inability to collect payments in a timely manner. We also could be required to spend significant financial and other resources to repair or replace networks and information systems.

*Unauthorized or unintentional disclosure of sensitive or confidential customer data could expose us to protracted and costly litigation, and civil and criminal penalties.* To conduct our business, we are required to manage, use, and store large amounts of personally identifiable information, consisting primarily of confidential personal and financial data regarding consumers across all operations areas. We also depend on our IT networks and systems, and those of third parties, to process, store, and transmit this information. As a result, we are subject to numerous U.S. federal and state laws designed to protect this information. Security breaches involving our files and infrastructure could lead to unauthorized disclosure of confidential information.

We take a number of measures to ensure the security of our hardware and software systems and customer information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect data being breached or compromised. In the past, banks and other financial service providers have been the subject of sophisticated and highly targeted attacks on their information technology. An increasing number of websites have reported breaches of their security.

If any person, including our employees or those of third-party vendors, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to costly litigation, monetary damages, fines, and/or criminal prosecution. Any unauthorized disclosure of personally identifiable information could subject us to liability under data privacy laws. Further, under credit card rules and our contracts with our card processors, if there is a breach of credit card information that we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses. In addition, if we fail to follow credit card industry security standards, even if there is no compromise of customer information, we could incur significant fines. Security breaches also could harm our reputation, which could potentially cause decreased revenues, the loss of existing merchant credit partners, or difficulty in adding new merchant credit partners.

*Internet and data security breaches also could impede our bank partners from originating loans over the Internet, cause us to lose consumers or otherwise damage our reputation or business.* Consumers generally are concerned with security and privacy, particularly on the Internet. As part of our growth strategy, we have enabled lenders to originate loans over the Internet. The secure transmission of confidential information over the Internet is essential to maintaining customer confidence in such products and services offered online.

Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect our client or consumer application and transaction data transmitted over the Internet. In addition to the potential for litigation and civil penalties described above, security breaches could damage our reputation and cause consumers to become unwilling to do business with our clients or us, particularly over the Internet. Any publicized security problems could inhibit the growth of the Internet as a means of conducting commercial transactions. Our ability to service our clients' needs over the Internet would be severely impeded if consumers become unwilling to transmit confidential information online.

Also, a party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage our computers or those of our users, or otherwise damage our reputation and business.

*Regulation in the areas of privacy and data security could increase our costs.* We are subject to various regulations related to privacy and data security/breach, and we could be negatively impacted by these regulations. For example, we are subject to the Safeguards guidelines under the Gramm-Leach-Bliley Act. The Safeguards guidelines require that each financial institution develop, implement and maintain a written, comprehensive information security program containing safeguards that are appropriate to the financial institution's size and complexity, the nature and scope of the financial institution's activities and the sensitivity of any customer information at issue. Broad-ranging data security laws that affect our business also have been adopted by several states.

The California Consumer Privacy Act (the "CCPA") became effective on January 1, 2020. The CCPA requires, among other things, covered companies to provide new disclosures to California consumers and afford such consumers with expanded protections and control over the collection, maintenance, use and sharing of personal information. The CCPA continues to be subject to new regulations and legislative amendments. Although we have implemented a compliance program designed to address obligations under the CCPA, it remains unclear what future modifications will be made or how the CCPA will be interpreted in the future. The CCPA provides for civil penalties for violations and a private right of action for data breaches.

In addition, in November 2020, California voters approved the California Privacy Rights Act of 2020 (the "CPRA") ballot initiative, which became effective on January 1, 2023. The CPRA established the California Privacy Protection Agency to implement and enforce the CCPA and CPRA. We anticipate that the CPRA and certain regulations promulgated by the California Privacy Protection Agency will apply to our business and we will work to ensure compliance with such laws and regulations by their effective dates.

Compliance with these laws regarding the protection of consumer and employee data could result in higher compliance and technology costs for us, as well as potentially significant fines and penalties for noncompliance. Further, there are various other statutes and regulations relevant to the direct email marketing, debt collection and text-messaging industries including the Telephone Consumer Protection Act. The interpretation of many of these statutes and regulations is evolving in the courts and administrative agencies and an inability to comply with them may have an adverse impact on our business.

In addition to the foregoing enhanced data security requirements, various federal banking regulatory agencies, and all 50 states, the District of Columbia, Puerto Rico and the Virgin Islands, have enacted data security regulations and laws requiring varying levels of consumer notification in the event of a security breach. Also, federal legislators and regulators are increasingly pursuing new guidelines, laws and regulations that, if adopted, could further restrict how we collect, use, share and secure consumer information, possibly impacting some of our current or planned business initiatives.

*Unplanned system interruptions or system failures could harm our business and reputation.* Any interruption in the availability of our transactional processing services due to hardware, operating system failures, or system conversion will reduce our revenues and profits. Any unscheduled interruption in our services results in an immediate, and possibly substantial, reduction in our ability to serve our customers, thereby resulting in a loss of revenues. Frequent or persistent interruptions in our services could cause current or potential consumers to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our websites or services, and could permanently harm our reputation.

Although our systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, computer viruses, computer denial-of-service attacks, and similar events or disruptions. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. Our systems also are subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster, pandemic, a decision by any of our third-party hosting providers to close a facility we use without adequate notice for financial or other reasons or other unanticipated problems at our hosting facilities could cause system interruptions, delays, and loss of critical data, and result in lengthy interruptions in our services. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

*Climate change and related regulatory responses may impact our business.* Climate change as a result of emissions of greenhouse gases is a significant topic of discussion and has generated and may continue to generate federal and other regulatory responses. We are uncertain of the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses on our business. The most direct impact is likely to be an increase in energy costs, adversely impacting consumers and their ability to incur and repay indebtedness.

*We elected the fair value option for newly originated assets, effective as of January 1, 2020, and for all remaining assets associated with our private label credit and general purpose credit card platform as of January 1, 2022. We use estimates in determining the fair value of our loans. If our estimates prove incorrect, we may be required to write down the value of these assets, adversely affecting our results of operations.* Our ability to measure and report our financial position and results of operations is influenced by the need to estimate the impact or outcome of future events on the basis of information available at the time of the issuance of the financial statements. Further, most of these estimates are determined using Level 3 inputs for which changes could significantly impact our fair value measurements. A variety of factors including, but not limited to, estimated yields on consumer receivables, customer default rates, the timing of expected payments, estimated costs to service the portfolio, interest rates, and valuations of comparable portfolios may ultimately affect the fair values of our loans and finance receivables. If actual results differ from our judgments and assumptions, then it may have an adverse impact on the results of operations and cash flows. Management has processes in place to monitor these judgments and assumptions, but these processes may not ensure that our judgments and assumptions are accurate.

*Our allowance for credit losses are determined based upon both objective and subjective factors and may not be adequate to absorb credit losses.* We face the risk that customers will fail to repay their loans in full. Through our analysis of loan performance, delinquency data, charge-off data, economic trends and the potential effects of those economic trends on consumers, we establish allowance for credit losses as an estimate of the expected credit losses inherent within those loans, interest and fees receivable that we do not report at fair value. We determine the necessary allowance for credit losses by analyzing some or all of the following attributes unique to each type of receivable pool: historical loss rates; current delinquency and roll-rate trends; the effects of changes in the economy on consumers; changes in underwriting criteria; and estimated recoveries. These inputs are considered in conjunction with (and potentially reduced by) any unearned fees and discounts that may be applicable for an outstanding loan receivable. Actual losses are difficult to forecast, especially if such losses are due to factors beyond our historical experience or control. As a result, our allowance for credit losses may not be adequate to absorb all credit losses or prevent a material adverse effect on our business, financial condition and results of operations. Losses are the largest cost as a percentage of revenues across all of our products. Fraud and customers not being able to repay their loans are both significant drivers of loss rates. If we experienced rising credit or fraud losses this would significantly reduce our earnings and profit margins and could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

**Risks Relating to an Investment in Our Securities**

*The prices of our securities may fluctuate significantly, and this may make it difficult for you to resell our securities when you want or at prices you find attractive.* The prices of our securities on the NASDAQ Global Select Market constantly change. We expect that the market prices of our securities will continue to fluctuate. The market prices of our securities may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

- actual or anticipated fluctuations in our operating results;
- changes in expectations as to our future financial performance, including financial estimates and projections by Atlanticus, securities analysts and investors;
- the overall financing environment, which is critical to our value;
- changes in interest rates;
- inflation and supply chain disruptions;
- the operating and stock performance of our competitors;
- announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- the announcement of enforcement actions or investigations against us or our competitors or other negative publicity relating to us or our industry;
- changes in generally accepted accounting principles in the U.S. ("GAAP"), laws, regulations or the interpretations thereof that affect our various business activities and segments;
- general domestic or international economic, market and political conditions;
- changes in ownership by executive officers, directors and parties related to them who control a majority of our common stock;
- additions or departures of key personnel;
- the annual yield from distributions on the Series B Preferred Stock or interest on the 2026 Senior Notes and 2029 Senior Notes as compared to yields on other financial instruments; and
- global pandemics (such as the COVID-19 pandemic).

In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading prices of our securities, regardless of our actual operating performance.

*Future sales of our common stock or equity-related securities in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.* Sales of significant amounts of our common stock or equity-related securities in the public market or the perception that such sales will occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. Future sales of shares of common stock or the availability of shares of common stock for future sale, including sales of our common stock in short sale transactions, may have a material adverse effect on the trading price of our common stock.

*The shares of Series A preferred stock and Series B preferred stock are senior obligations, rank prior to our common stock with respect to dividends, distributions and payments upon liquidation and have other terms, such as a redemption right, that could negatively impact the value of shares of our common stock.* In December 2019, we issued 400,000 shares of Series A preferred stock. The rights of the holders of our Series A preferred stock with respect to dividends, distributions and payments upon liquidation rank senior to similar obligations to our holders of common stock. Holders of the Series A preferred stock are entitled to receive dividends on each share of such stock equal to 6% per annum on the liquidation preference of $100. The dividends on the Series A preferred stock are cumulative and non-compounding and must be paid before we pay any dividends on the common stock.

Further, the holders of the Series A preferred stock have the right to require us to purchase outstanding shares of Series A preferred stock for an amount equal to $100 per share plus any accrued but unpaid dividends. This redemption right could expose us to a liquidity risk if we do not have sufficient cash resources at hand or are not able to find financing on sufficiently attractive terms to comply with our obligations to repurchase the Series A preferred stock upon exercise of such redemption right.

In June and July 2021, we issued 3,188,533 shares of Series B preferred stock, for net proceeds of approximately $76.5 million after deducting underwriting discounts and commissions, but before deducting expenses and the structuring fee. Additionally, the Company has in the past, and may in the future, issue additional shares of Series B preferred stock pursuant to our "at-the-market" offering program. The rights of the holders of our Series B preferred stock with respect to

dividends, distributions and payments upon liquidation rank junior to similar obligations to our holders of Series A preferred stock and senior to similar obligations to our holders of common stock. Holders of the Series B preferred stock are entitled to receive dividends on each share of such stock equal to 7.625% per annum on the liquidation preference of $25.00 per share. The dividends on the Series B preferred stock are cumulative and non-compounding and must be paid before we pay any dividends on the common stock.

In the event of our liquidation, dissolution or the winding up of our affairs, the holders of our Series A preferred stock and Series B preferred stock have the right to receive a liquidation preference entitling them to be paid out of our assets generally available for distribution to our equity holders and before any payment may be made to holders of our common stock.

Our obligations to the holders of Series A preferred stock and Series B preferred stock also could limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition and the value of our common stock.

***Our outstanding Series A preferred stock has anti-dilution protection that, if triggered, could cause substantial dilution to our then-existing holders of common stock, which could adversely affect our stock price.*** The document governing the terms of our outstanding Series A preferred stock contains anti-dilution provisions to benefit the holders of such stock. As a result, if we, in the future, issue common stock or other derivative securities, subject to specified exceptions, for a per share price less than the then existing conversion price of the Series A preferred stock, an adjustment to the then current conversion price would occur. This reduction in the conversion price could result in substantial dilution to our then-existing holders of common stock, adversely affecting the price of our common stock.

***In the past, we have not paid cash dividends on our common stock on a regular basis, and an increase in the market price of our common stock, if any, may be the sole source of gain on an investment in our common stock.*** With the exception of dividends payable on our Series A preferred stock and Series B preferred stock, we currently plan to retain any future earnings for use in the operation and expansion of our business and may not pay any dividends on our common stock in the foreseeable future. The declaration and payment of all future dividends on our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. Any decision by our board of directors to declare and pay dividends in the future will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, restrictions on dividends imposed by the documents governing the terms of the Series A preferred stock and Series B preferred stock and other factors that our board of directors may deem relevant. Consequently, appreciation in the market price of our common stock, if any, may be the sole source of gain on an investment in our common stock for the foreseeable future. Holders of the Series A preferred stock and Series B preferred stock are entitled to receive dividends on such stock that are cumulative and non-compounding and must be paid before we pay any dividends on the common stock.

***We have the ability to issue additional preferred stock, warrants, convertible debt and other securities without shareholder approval.*** Our common stock may be subordinate to additional classes of preferred stock issued in the future in the payment of dividends and other distributions made with respect to common stock, including distributions upon liquidation or dissolution. Our Amended and Restated Articles of Incorporation (the "Articles of Incorporation") permit our board of directors to issue preferred stock without first obtaining shareholder approval, which we did in December 2019 when we issued the Series A preferred stock and in June and July 2021 when we issued the Series B preferred stock. Additionally, the Company has in the past, and may in the future, issue additional shares of Series B preferred stock pursuant to our "at-the-market" offering program. If we issue additional classes of preferred stock, these additional securities may have dividend or liquidation preferences senior to the common stock. If we issue additional classes of convertible preferred stock, a subsequent conversion may dilute the current common shareholders' interests. We have similar abilities to issue convertible debt, warrants and other equity securities.

***Our executive officers, directors and parties related to them, in the aggregate, control a majority of our common stock and may have the ability to control matters requiring shareholder approval.*** Our executive officers, directors and parties related to them own a large enough share of our common stock to have an influence on, if not control of, the matters presented to shareholders. As a result, these shareholders may have the ability to control matters requiring shareholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation or sale of all or substantially all of our assets and the control of our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change of control of us, impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, adversely affecting the market price of our common stock.

***The Series B preferred stock rank junior to our Series A preferred stock and all of our indebtedness and other liabilities and are effectively junior to all indebtedness and other liabilities of our subsidiaries.*** In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series B preferred stock only after all of our indebtedness and other liabilities have been paid and the liquidation preference of the Series A preferred stock has been satisfied. The rights of holders of the Series B preferred stock to participate in the distribution of our assets will rank junior to the prior claims of our current and future creditors, the Series A preferred stock and any future series or class of preferred stock we may issue that ranks senior to the Series B preferred stock. Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of preferred stock in one or more series on terms determined by our board of directors, and as of December 31, 2024, we had outstanding 400,000 shares of Series A preferred stock and 3,301,179 shares of Series B preferred stock. As of December 31, 2024, we could issue up to 6,298,821 additional shares of preferred stock.

In addition, the Series B preferred stock effectively ranks junior to all existing and future indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries. Our existing subsidiaries are, and any future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to us in respect of dividends due on the Series B preferred stock. If we are forced to liquidate our assets to pay our creditors and holders of our Series A preferred stock, we may not have sufficient assets to pay amounts due on any or all of the Series B preferred stock then outstanding. We and our subsidiaries have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Series B preferred stock. We may incur additional indebtedness and become more highly leveraged in the future, harming our financial position and potentially limiting our cash available to pay dividends. As a result, we may not have sufficient funds remaining to satisfy our dividend obligations relating to our Series B preferred stock if we incur additional indebtedness or issue additional preferred stock that ranks senior to the Series B preferred stock.

Future offerings of debt or senior equity securities may adversely affect the market price of the Series B preferred stock. If we decide to issue debt or senior equity securities in the future, it is possible that these securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Series B preferred stock and may result in dilution to holders of the Series B preferred stock. We and, indirectly, our shareholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we do not know the amount, timing or nature of any future offerings. Thus, holders of the Series B preferred stock bear the risk of our future offerings reducing the market price of the Series B preferred stock and diluting the value of their holdings in us.

***We may issue additional shares of the Series B preferred stock and additional series of preferred stock that rank on a parity with the Series B preferred stock as to dividend rights, rights upon liquidation or voting rights.*** We are allowed to issue additional shares of Series B preferred stock and additional series of preferred stock that would rank on a parity with the Series B preferred stock as to dividend payments and rights upon our liquidation, dissolution or winding up of our affairs pursuant to our Articles of Incorporation and the Amended and Restated Articles of Amendment Establishing the Series B preferred stock without any vote of the holders of the Series B preferred stock. Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of preferred stock in one or more series on terms determined by our board of directors, and as of December 31, 2024, we had outstanding 400,000 shares of Series A preferred stock and 3,301,179 shares of Series B preferred stock. As of December 31, 2024, we could issue up to 6,298,821 additional shares of preferred stock. The issuance of additional shares of Series B preferred stock and additional series of parity preferred stock could have the effect of reducing the amounts available to the holders of Series B preferred stock upon our liquidation or dissolution or the winding up of our affairs. It also may reduce dividend payments on the Series B preferred stock if we do not have sufficient funds to pay dividends on all Series B preferred stock outstanding and other classes of stock with equal priority with respect to dividends.

In addition, although holders of the Series B preferred stock are entitled to limited voting rights with respect to such matters, the holders of the Series B preferred stock will vote separately as a class along with all other outstanding series of our preferred stock that we may issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of the Series B preferred stock may be significantly diluted, and the holders of such other series of preferred stock that we may issue may be able to control or significantly influence the outcome of any vote.

Future issuances and sales of parity preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series B preferred stock and our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. Such issuances may also reduce or eliminate our ability to pay dividends on our common stock.

***Holders of Series B preferred stock have extremely limited voting rights. Holders of Series B preferred stock have limited voting rights.*** Our common stock is the only class of our securities that carries full voting rights. Voting rights for holders of Series B preferred stock exist primarily with respect to the ability to elect (together with the holders of other outstanding series of our preferred stock, or additional series of preferred stock we may issue in the future and upon which similar voting rights have been or are in the future conferred and are exercisable) two additional directors to our board of directors in the event that six quarterly dividends (whether or not declared or consecutive) payable on the Series B preferred stock are in arrears, and with respect to voting on amendments to our Articles of Incorporation or Amended and Restated Articles of Amendment Establishing the Series B preferred stock (in some cases voting together with the holders of other outstanding series of our preferred stock as a single class) that materially and adversely affect the rights of the holders of Series B preferred stock (and other series of preferred stock, as applicable) or create additional classes or series of our stock that are senior to the Series B preferred stock, provided that in any event adequate provision for redemption has not been made. Other than in limited circumstances, holders of Series B preferred stock do not have any voting rights.

***The conversion feature of the Series B preferred stock may not adequately compensate holders of such stock, and the conversion and redemption features of the Series B preferred stock may make it more difficult for a party to take over our company and may discourage a party from taking over the Company.*** Upon the occurrence of a Delisting Event or Change of Control (as defined in the document governing the terms of the Series B preferred stock), holders of the Series B preferred stock will have the right (unless, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, we have provided or provide notice of our election to redeem the Series B preferred stock) to convert some or all of the Series B preferred stock into our common stock (or equivalent value of alternative consideration), and under these circumstances we will also have a special optional redemption right to redeem the Series B preferred stock. Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock equal to the Share Cap (as defined in the document governing the terms of the Series B preferred stock) multiplied by the number of shares of Series B preferred stock converted. If the common stock price is less than $19.275, subject to adjustment, the holders will receive a maximum of 1.29702 shares of our common stock per share of Series B preferred stock, which may result in a holder receiving value that is less than the liquidation preference of the Series B preferred stock. In addition, those features of the Series B preferred stock may have the effect of inhibiting a third party from making an acquisition proposal for our Company or of delaying, deferring or preventing a change of control of the Company under circumstances that otherwise could provide the holders of our common stock and Series B preferred stock with the opportunity to realize a premium over the then-current market price or that shareholders may otherwise believe is in their best interests.

***Holders of Series B preferred stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to "qualified dividend income."*** Distributions paid to corporate U.S. holders on the Series B preferred stock may be eligible for the dividends-received deduction, and distributions paid to non-corporate U.S. holders on the Series B preferred stock may be subject to tax at the preferential tax rates applicable to "qualified dividend income," if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the Series B preferred stock to qualify as dividends for U.S. federal income tax purposes. If any distributions on the Series B preferred stock with respect to any fiscal year fail to be treated as dividends for U.S. federal income tax purposes, corporate U.S. holders would be unable to use the dividends-received deduction and non-corporate U.S. holders may not be eligible for the preferential tax rates applicable to "qualified dividend income" and generally would be required to reduce their tax basis in the Series B preferred stock by the extent to which the distribution is not treated as a dividend.

***Holders of Series B preferred stock may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the Series B preferred stock even though such holders do not receive a corresponding cash dividend.*** The conversion rate for the Series B preferred stock is subject to adjustment in certain circumstances. A failure to adjust (or to adjust adequately) the conversion rate after an event that increases the proportionate interest of the Series B preferred stockholders in us could be treated as a deemed taxable dividend to you. If a holder is a non-U.S. holder, any deemed dividend may be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments on the Series B preferred stock. In April 2016, the U.S. Treasury issued proposed income tax regulations in regard to the taxability of changes in conversion rights that will apply to the Series B preferred stock when published in final form and may be applied to us before final publication in certain instances.

***The indenture governing the 2026 Senior Notes and the 2029 Senior Notes does not prohibit us from incurring additional indebtedness.*** If we incur any additional indebtedness that ranks equally with the 2026 Senior Notes and 2029 Senior Notes, the holders of that debt will be entitled to share ratably with holders of the 2026 Senior Notes and 2029 Senior Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization or dissolution. This may have the effect of reducing the amount of proceeds paid to holders of 2026 Senior Notes and 2029 Senior Notes.

Incurrence of additional debt would also further reduce the cash available to invest in operations, as a result of increased debt service obligations. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our level of indebtedness could have important consequences to holders of the 2026 Senior Notes and 2029 Senior Notes, because:

- it could affect our ability to satisfy our financial obligations, including those relating to the 2026 Senior Notes and 2029 Senior Notes;
- a substantial portion of our cash flows from operations would have to be dedicated to interest and principal payments and may not be available for operations, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- it may impair our ability to obtain additional debt or equity financing in the future;
- it may limit our ability to refinance all or a portion of our indebtedness on or before maturity;
- it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
- it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the 2026 Senior Notes and 2029 Senior Notes, we could be in default on the 2026 Senior Notes and 2029 Senior Notes, and this default could cause us to be in default on other indebtedness, to the extent outstanding. Conversely, a default under any other indebtedness, if not waived, could result in acceleration of the debt outstanding under the related agreement and entitle the holders thereof to bring suit for the enforcement thereof or exercise other remedies provided thereunder. In addition, such default or acceleration may result in an event of default and acceleration of other indebtedness, entitling the holders thereof to bring suit for the enforcement thereof or exercise other remedies provided thereunder. If a judgment is obtained by any such holders, such holders could seek to collect on such judgment from the assets of Atlanticus. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.

However, no event of default under the 2026 Senior Notes and 2029 Senior Notes would result from a default or acceleration of, or suit, other exercise of remedies or collection proceeding by holders of, our other outstanding debt, if any. As a result, all or substantially all of our assets may be used to satisfy claims of holders of our other outstanding debt, if any, without the holders of the 2026 Senior Notes and 2029 Senior Notes having any rights to such assets.

***The 2026 Senior Notes and 2029 Senior Notes are unsecured and therefore are effectively subordinated to any secured indebtedness that we currently have or that we may incur in the future.*** The 2026 Senior Notes and 2029 Senior Notes are not secured by any of our assets or any of the assets of our subsidiaries. As a result, the 2026 Senior Notes and 2029 Senior Notes are effectively subordinated to any secured indebtedness that we or our subsidiaries have currently outstanding or may incur in the future to the extent of the value of the assets securing such indebtedness. The indenture governing the 2026 Senior Notes and 2029 Senior Notes does not prohibit us or our subsidiaries from incurring additional secured (or unsecured) indebtedness in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness and may consequently receive payment from these assets before they may be used to pay other creditors, including the holders of the 2026 Senior Notes and 2029 Senior Notes.

***The 2026 Senior Notes and 2029 Senior Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.*** The 2026 Senior Notes and 2029 Senior Notes are obligations exclusively of Atlanticus and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the 2026 Senior Notes and 2029 Senior Notes, and the 2026 Senior Notes and 2029 Senior Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. Therefore, in any bankruptcy, liquidation or similar proceeding, all claims of creditors (including trade creditors) of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the 2026 Senior Notes and 2029 Senior Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the 2026 Senior Notes and 2029 Senior Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise. The indenture governing the 2026 Senior Notes and 2029 Senior Notes does not prohibit us or our subsidiaries from incurring additional indebtedness in the future or granting liens on our assets or the assets of our subsidiaries to secure any such additional indebtedness. In addition, future debt and security agreements entered into by our subsidiaries may contain various restrictions, including restrictions on payments by our subsidiaries to us and the transfer by our subsidiaries of assets pledged as collateral.

***The indenture governing the 2026 Senior Notes and 2029 Senior Notes contains limited protection for holders of the 2026 Senior Notes and 2029 Senior Notes.*** The indenture under which the 2026 Senior Notes and 2029 Senior Notes were issued offers limited protection to holders of the 2026 Senior Notes and 2029 Senior Notes. The terms of the indenture and the 2026 Senior Notes and 2029 Senior Notes do not restrict our or any of our subsidiaries' ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on the 2026 Senior Notes and 2029 Senior Notes. In particular, the terms of the indenture and the 2026 Senior Notes and 2029 Senior Notes do not place any restrictions on our or our subsidiaries' ability to:

- issue debt securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the 2026 Senior Notes and 2029 Senior Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the 2026 Senior Notes and 2029 Senior Notes to the extent of the value of the assets securing such indebtedness or other obligations, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore would be structurally senior to the 2026 Senior Notes and 2029 Senior Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the 2026 Senior Notes and 2029 Senior Notes with respect to the assets of our subsidiaries;
- pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities subordinated in right of payment to the 2026 Senior Notes and 2029 Senior Notes;
- sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);
- enter into transactions with affiliates;
- create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;
- make investments; or
- create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the indenture does not include any protection against certain events, such as a change of control, a leveraged recapitalization or "going private" transaction (which may result in a significant increase of our indebtedness levels), restructuring or similar transactions. Furthermore, the terms of the indenture and the 2026 Senior Notes and 2029 Senior Notes do not protect holders of the 2026 Senior Notes and 2029 Senior Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity. Also, an event of default or acceleration under our other indebtedness would not necessarily result in an "event of default" under the 2026 Senior Notes and 2029 Senior Notes.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the indenture may have important consequences for holders of the 2026 Senior Notes and 2029 Senior Notes, including making it more difficult for us to satisfy our obligations with respect to the 2026 Senior Notes and 2029 Senior Notes or negatively affecting the trading value of the 2026 Senior Notes and 2029 Senior Notes.

Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the 2026 Senior Notes and 2029 Senior Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the 2026 Senior Notes and 2029 Senior Notes.

***We may not be able to generate sufficient cash to service all of our debt, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.*** Our ability to make scheduled payments on, or to refinance our obligations under, our debt will depend on our financial and operating performance and that of our subsidiaries, which, in turn, will be subject to prevailing economic and competitive conditions and to financial and business factors, many of which may be beyond our control.

We may not maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flow and capital resources may not be sufficient for payments of interest on, and principal of, our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We may not be able to refinance any of our indebtedness or obtain additional financing. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those sales, or if we do, at an opportune time, the proceeds that we realize may not be adequate to meet debt

service obligations when due. Repayment of our indebtedness, to a certain degree, is also dependent on the generation of cash flows by our subsidiaries (none of which are guarantors of the 2026 Senior Notes and 2029 Senior Notes) and their ability to make such cash available to us, by dividend, loan, debt repayment, or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions or other payments to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, applicable U.S. and foreign legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions or other payments from our subsidiaries, we may be unable to make required payments on our indebtedness.

*An increase in market interest rates could result in a decrease in the value of the 2026 Senior Notes and 2029 Senior Notes.* In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value. Consequently, if market interest rates increase, the market value of the 2026 Senior Notes and 2029 Senior Notes may decline.

*We may issue additional notes.* Under the terms of the indenture governing the 2026 Senior Notes and 2029 Senior Notes, we may from time to time without notice to, or the consent of, the holders of the 2026 Senior Notes and 2029 Senior Notes, create and issue additional notes which may rank equally with the 2026 Senior Notes and 2029 Senior Notes. If any such additional notes are not fungible with the 2026 Senior Notes and 2029 Senior Notes initially offered hereby for U.S. federal income tax purposes, such additional notes will have one or more separate CUSIP numbers.

*The ratings for the 2026 Senior Notes and 2029 Senior Notes could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency.* Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold the 2026 Senior Notes and 2029 Senior Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and the ratings of the 2026 Senior Notes and 2029 Senior Notes may not reflect all risks related to us and our business, or the structure or market value of the 2026 Senior Notes and 2029 Senior Notes. We may elect to issue other securities for which we may seek to obtain a rating in the future. If we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the 2026 Senior Notes and 2029 Senior Notes.

**Note Regarding Risk Factors**

The risk factors presented above are all of the ones that we currently consider material. However, they are not the only ones facing our company. Additional risks not presently known to us, or which we currently consider immaterial, also may adversely affect us. There may be risks that a particular investor views differently from us, and our analysis might be wrong. If any of the risks that we face actually occurs, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or might make. In such case, the trading price of our common stock or other securities could decline, and you could lose part or all of your investment. **We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.**

**ITEM 1B.**     **UNRESOLVED STAFF COMMENTS**

None.

**ITEM 1C.**     **CYBERSECURITY**

**Risk Management Strategy**

We have developed and implemented cybersecurity risk management processes intended to protect the confidentiality, integrity and availability of our critical systems and information.

While everyone at our company plays a part in managing cybersecurity risks, primary cybersecurity oversight responsibility is shared by our Board of Directors, the audit committee of the Board of Directors ("Audit Committee") and senior management. Our cybersecurity risk management program is integrated into our overall enterprise risk management program.

Our cybersecurity risk management program includes:

- physical, technological and administrative controls intended to support our cybersecurity and data governance framework, including controls designed to protect the confidentiality, integrity and availability of our key information systems and customer, employee, bank partner and other third-party information stored on those systems, such as access controls, encryption, data handling requirements and other cybersecurity safeguards, and internal policies that govern our cybersecurity risk management and data protection practices;
- a defined procedure for timely incident detection, containment, response and remediation, including a written security incident response plan that includes procedures for responding to cybersecurity incidents;
- cybersecurity risk assessment processes designed to help identify material cybersecurity risks to our critical systems, information, products, services and broader enterprise Information Technology ("IT") environment;
- a security team responsible for managing our cybersecurity risk assessment processes and security controls;
- the use of external consultants or other third-party experts and service providers, where considered appropriate, to assess, test or otherwise assist with aspects of our cybersecurity controls;
- annual cybersecurity and privacy training of employees, including incident response personnel and senior management, and specialized training for certain teams depending on their role and/or access to certain types of information, such as consumer information; and
- a third-party risk management process that includes internal vetting of certain third-party vendors and service providers with whom we may share data and processes designed to oversee, identify, and reduce the potential impact of a cybersecurity incident at a third-party vendor or service provider or otherwise implicating the third-party technology and systems used.

We have not identified risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. We will continue to monitor and assess our cybersecurity risk management program as well as invest in and seek to improve such systems and processes as appropriate. If we were to experience a material cybersecurity incident in the future, such incident may have a material effect, including on our business strategy, results of operations or financial condition. For more information regarding cybersecurity risks that we face and potential impacts on our business related thereto, refer to Part I, Item 1A "Risk Factors."

**Cybersecurity Governance**

With oversight from our Board of Directors, the Audit Committee is primarily responsible for assisting our Board of Directors in fulfilling its ultimate oversight responsibilities relating to risk assessment and management, including relating to cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program, including processes and policies for determining risk tolerance, and reviews management's strategies for adequately mitigating and managing identified risks, including risks relating to cybersecurity threats.

The Audit Committee receives updates from our Chief Information Officer on our cybersecurity risks on a periodic basis or more frequently if needed, and reviews metrics about cyber threat response preparedness, program maturity milestones, risk mitigation status, third party service providers and the current and emerging threat landscape. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity threats or incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to our Board of Directors regarding its activities, including those related to key cybersecurity risks, mitigation strategies and ongoing developments, on a periodic basis or more frequently as needed. The Board of Directors also receives updates from our Chief Information Officer on our cyber risk management program and other matters relating to our data privacy and cybersecurity approach, including risk mitigations to bolster and enhance our data protection and data governance framework. Members of our Board of Directors receive presentations that include cybersecurity topics and the management of key cybersecurity risks from our Chief Information Officer as part of the continuing education of our Board of Directors on topics that impact public companies.

Our management team, including our Chief Information Officer, is responsible for assessing and managing our material risks from cybersecurity threats and for our overall cybersecurity risk management program on a day-to-day basis, and supervises both our internal cybersecurity personnel and the relationship with our retained external cybersecurity consultants. Our Chief Information Officer's experience includes over 10 years of working in the cybersecurity field in various industries, including the financial services industry.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, including briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

**ITEM 2.  PROPERTIES**

We currently lease 99,257 square feet of office space in Atlanta, Georgia for our executive offices and the primary operations of our CaaS segment. We have sub-leased 3,100 square feet of this office space. Our Auto Finance segment principally operates from 2,670 square feet of leased office space in Lake Mary, Florida, with additional offices and branch locations in various states and territories. We believe that our facilities are suitable to our business and that we will be able to lease or purchase additional facilities as our needs, if any, require.

**ITEM 3.  LEGAL PROCEEDINGS**

We are involved in various legal proceedings that are incidental to the conduct of our business. There are currently no pending legal proceedings that are expected to be material to us.

**ITEM 4.  MINE SAFETY DISCLOSURES**

Not applicable.

**ITEM 5.**  **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ATLC." As of February 21, 2025, there were 254 record holders of our common stock, which does not include persons whose stock is held in nominee or "street name" accounts through brokers, banks and intermediaries.

## ISSUER PURCHASES OF EQUITY SECURITIES

The following table sets forth information with respect to our repurchases of common stock during the three months ended December 31, 2024.

| | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) | Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs (2) |
|---|---|---|---|---|
| October 1 - October 31 | — | $ — | — | 1,941,950 |
| November 1 - November 30 | 887 | $ 35.94 | — | 1,941,950 |
| December 1 - December 31 | 38 | $ 64.10 | — | 1,941,950 |
| Total | 925 | $ 37.09 | — | 1,941,950 |

(1) Because withholding tax-related stock repurchases are permitted outside the scope of our 5,000,000 share Board-authorized repurchase plan, these amounts exclude shares of stock returned to us by employees in satisfaction of withholding tax requirements on exercised stock options and vested stock grants. There were 925 such shares returned to us during the three months ended December 31, 2024.

(2) Because withholding stock repurchases related to stock option exercise prices are permitted outside the scope of our 5,000,000 share Board-authorized repurchase plan, these amounts exclude shares of stock returned to us by employees in satisfaction of stock option exercise prices on exercised grants. There were 0 such shares returned to us during the three months ended December 31, 2024.

(3) Pursuant to a share repurchase plan authorized by our Board of Directors on May 7, 2024, we are authorized to repurchase 2,000,000 shares of our common stock through June 30, 2026.

The following table sets forth information with respect to our repurchases of Series B Preferred Stock during the three months ended December 31, 2024.

| | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs (1) |
|---|---|---|---|---|
| October 1 - October 31 | — | $ — | — | 500,000 |
| November 1 - November 30 | — | $ — | — | 500,000 |
| December 1 - December 31 | — | $ — | — | 500,000 |
| Total | — | $ — | — | 500,000 |

(1) On May 7, 2024, our Board of Directors authorized the Company to repurchase up to 500,000 shares of our Series B preferred stock through June 30, 2026.

We will continue to evaluate our common stock price and Series B preferred stock price relative to other investment opportunities and, to the extent we believe that the repurchase of our common stock or Series B preferred stock represents an appropriate return of capital, we will repurchase shares of our common stock or Series B preferred stock.

**Dividends**

We have no current plans to pay dividends to holders of our common stock. As we continue to pursue our growth strategy, we will assess our cash flow, the long-term capital needs of our business and other uses of cash. Payment of any cash dividends in the future will depend upon, among other things, our results of operations, financial condition, cash requirements and contractual restrictions. Furthermore, dividends on our Series A preferred stock and Series B preferred stock are payable in preference to any common stock dividends. We pay cumulative cash dividends on the Series A preferred stock, when and as declared by our Board of Directors, in the amount of 6% of the $100.00 liquidation preference per share annually. We pay cumulative cash dividends on the Series B preferred stock, when and as declared by our Board of Directors, in the amount of $1.90625 per share each year, which is equivalent to 7.625% of the $25.00 liquidation preference per share. For additional information, see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Funding and Capital Resources."

**ITEM 6.**      **[RESERVED]**

**ITEM 7.**      **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*The following discussion should be read in conjunction with our consolidated financial statements and the related notes included therein, where certain terms have been defined.*

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We base these forward-looking statements on our current plans, expectations and beliefs about future events. There are risks, including the factors discussed in "Risk Factors" in Item 1A and elsewhere in this Report, that our actual experience will differ materially from these expectations. For more information, see "Cautionary Notice Regarding Forward-Looking Statements" at the beginning of this Report.

In this Report, except as the context suggests otherwise, the words "Company," "Atlanticus Holdings Corporation," "Atlanticus," "we," "our," "ours," and "us" refer to Atlanticus Holdings Corporation and its subsidiaries and predecessors.

**OVERVIEW**

Atlanticus is a financial technology company powering more inclusive financial solutions for everyday Americans. We leverage data, analytics, and innovative technology to unlock access to financial solutions for the millions of Americans who would otherwise be underserved. According to data published by Experian, 40% of Americans had FICO® scores of less than 700. We believe this equates to a population of over 100 million everyday Americans in need of access to credit. These consumers often have financial needs that are not effectively met by larger financial institutions. By facilitating appropriately priced consumer credit and financial service alternatives with value-added features and benefits curated for the unique needs of these consumers, we endeavor to empower better financial outcomes for everyday Americans. We provide technology and other support services to lenders who offer an array of financial products and services to consumers. Both private label and general purpose card products are originated by The Bank of Missouri and WebBank (collectively, our "bank partners"). Our bank partners originate these accounts through multiple channels, including retail and healthcare point-of-sale locations, direct mail solicitation, digital marketing and partnerships with third parties. The services of our bank partners are often extended to consumers who may not have access to financing options with larger financial institutions. Our flexible technology solutions allow our bank partners to integrate our paperless process and instant decisioning platform with the existing infrastructure of participating retailers, healthcare providers and other service providers. Using our technology and proprietary predictive analytics, lenders can make instant credit decisions utilizing hundreds of inputs from multiple sources and thereby offer credit to consumers overlooked by many providers of financing which focus exclusively on consumers with higher FICO scores. Atlanticus' decisioning platform is enhanced by machine learning, enabling lenders to make fast, sound decisions when it matters most.

We are principally engaged in providing products and services to lenders in the U.S. for which these lenders pay us a fee and in most circumstances, the lenders are then obligated to sell us the receivables they generate from these products and services. We acquire these receivables for the principal amount of the loan. We compensate our bank partners monthly for the regulatory oversight they provide associated with our acquired receivables, the underlying accounts of which they continue to own and service, and also based on variable levels of the underlying performance of the acquired receivables (collectively, "Bank partner fees"). From time to time, we also purchase receivables portfolios from third parties other than our bank partners. In this Report, "receivables" or "loans" typically refer to receivables we have purchased from our bank partners or from other third parties.

**Credit as a Service Segment**

Currently, within our CaaS segment, we apply our technology solutions, in combination with the experiences gained, and infrastructure built from servicing over $42 billion in consumer loans over more than 25 years of operating history, to support lenders in offering more inclusive financial services. These products include private label credit cards using the Fortiva and Curae brand names as well as merchant associated brands. Private label credit products associated with the healthcare space are generally issued under the Curae brand while all other retail partnerships, including those in consumer electronics, furniture, elective medical procedures, and home-improvement use the Fortiva brand or use our retail partners' brands. Our general purpose credit cards use the Aspire, Imagine and Fortiva brand names. Our flexible technology solutions allow our bank partners to integrate our paperless process and instant decisioning platform with the existing infrastructure of participating retailers, healthcare providers and other service providers.

Using our infrastructure and technology, we also provide loan servicing, including risk management and customer service outsourcing, for third parties. Also, through our CaaS segment, we engage in testing and limited investment in consumer technology platforms as we seek to capitalize on our expertise and infrastructure. Additionally, we report within our CaaS segment: 1) servicing income; and 2) gains or losses associated with notes receivable and equity investments previously made in consumer technology platforms. These include investments in companies engaged in mobile technologies, marketplace lending and other financial technologies. None of these companies are publicly-traded and the carrying value of our investment in these companies is not material. One of these companies, Fintiv Inc., has sued Apple, Inc., Walmart, Inc., and PayPal Holdings, Inc. for patent infringement. Fintiv Inc. has approximately 150 patents related to secure money transfer on computer and mobile devices. The transaction volume in these areas has increased dramatically over the last five years. If Fintiv Inc. is successful in the patent litigation, there could be large exposure, including treble damages for these companies. The claimed losses sustained by this patent infringement are substantial and could be measured in the billions of dollars. We believe on a diluted basis that we will own over 10% of the company. Apple has vigorously contested the claims, and we expect it to continue doing so. In light of the uncertainty around these lawsuits, we will continue to carry these investments on our books at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

All finance charges, fees and merchant fees are recognized into earnings through our Consumer loans, including past due fees (consisting of interest income, including finance charges, late payment fees on loans and merchant fees), Fees and related income on earning assets (consisting of annual or monthly maintenance fees, cash advance fees and other fees directly associated with the extension of credit) and Other revenue (consisting of servicing income, service charges and other customer related fees), on our Consolidated Statements of Income when they are billed to consumers or, in the case of merchant fees, upon completion of our services, which coincides with the funding of the loan by our bank partners. We value these loans and fee receivables within Changes in fair value of loans on our Consolidated Statements of Income to reflect our best estimate of ongoing economics and cash flows associated with existing consumer accounts including future estimates of finance and fee billings and consumer payment rates typical of the assumptions a market participant would use to calculate fair value.

Our credit and other operations are heavily regulated, potentially causing us to change how we conduct our operations either in response to regulation or in keeping with our goal of leading the industry in adherence to consumer-friendly practices. We have made meaningful changes to our practices over the past several years, and because our account management practices are evolutionary and dynamic, it is possible that we may make further changes to these practices, some of which may produce positive, and others of which may produce adverse, effects on our operating results and financial position. Customers at the lower end of the credit score range intrinsically have higher loss rates than do customers at the higher end of the credit score range. As a result, the products we support are priced to reflect expected loss rates for our various risk categories. See "Consumer and Debtor Protection Laws and Regulations—CaaS Segment" above and "We operate in a heavily regulated industry" in Part I, Item 1A "Risk Factors" contained in this Report.

Subject to possible disruptions caused by the uncertain economic environment, we believe that our private label credit and general purpose credit card receivables are generating, and will continue to generate, attractive returns on assets, thereby facilitating debt financing under terms and conditions (including advance rates and pricing) that will support attractive returns on equity, and we continue to pursue growth in this area.

The recurring cash flows we receive within our CaaS segment principally include those associated with (1) private label credit and general purpose credit card receivables, (2) servicing compensation and (3) credit card receivables portfolios that are unencumbered or where we own a portion of the underlying structured financing facility.

*Private label credit*

Our bank partners work with both us and with our retail partners to provide financing options to retail consumers. These financing options vary by retail partner and consists of a range in APRs of 0% - 36% and a range in merchant fees of 0% - 65%. Merchant fees are paid to us by our retail partners to facilitate transactions between our retail partners and its consumers by connecting our bank partners with the retail partners' consumers. The merchant fees vary by retail partner, and are based on the value of the goods purchased from our retail partners and consider factors such as the consumer's credit risk and the terms of our bank partners' related product offering. Merchant fees are paid to us by our retail partners at the time our bank partners remit funds to the retail partner for a consumer transaction. These merchant fees are used to enhance the overall return on receivables we acquire when contractual APRs or other terms are insufficient due to promotional or other below market pricing retail merchants may offer to consumers (such as 0% APR offers). These fees are recognized upon completion of our services, which coincides with the funding of the loan by our bank partners, in Consumer loans, including past due fees on our Consolidated Statements of Income. These merchant fees often offset the loss associated with the initial acquisition of the underlying receivable. As such, it is not always necessary for us to collect the aggregate unpaid gross balance of the underlying receivable to achieve desired returns.

Financing arrangements may include fees to enhance yields on a product including annual and/or monthly maintenance fees. Additionally, terms of these products offered by our bank partners to consumers may include deferred interest options whereby consumers pay no interest on their purchases over periods ranging from 6-12 months. Terms of these products can range from 12 months to 84 months based on the retail merchant partner. Each offer is customized for retail clients based on the expected performance of the underlying receivables, receivable purchase volumes and overall return requirements. Our flexible technology allows retail partners to present financing offers to their customers through a variety of delivery options including retail point of sale locations, online transactions, or through in home sales. These financing arrangements are based on underwriting standards tailored to each retail partner and are the result of a close collaboration between our bank partners and us to ensure all products are compliant with regulatory requirements and to ensure they provide attractive terms to consumers. When a consumer accepts the terms of a financing arrangement for the purchase of a good or service and completes the underlying transaction, our bank partners forward the net purchase price (net of merchant or other fees remitted to us) to the retail partner. Our bank partners are then obligated to sell, and we are obligated to purchase, the receivable (along with rights to all future finance and fee billings associated with the receivable) from our bank partners under similar terms.

*General Purpose Credit Cards*

We work closely with our bank partners to assist them in creating general purpose credit card offers. These offers have varying lines of credit ranging from $350 to $3,000, annual percentage rates ("APRs") ranging from 19.99% to 36%, annual fees ranging from $0 to $175 and monthly maintenance fees ranging from $0 to $15. Working collaboratively with our bank partners, each offer our bank partners extend to a consumer is tailored based on the consumer's individual risk profile. These offers include finance and fee structures designed to provide us with an adequate return on invested capital upon acquisition of any associated receivable. As a result, at the time an offer is extended to a consumer, the offer reflects market value and, when combined with other pooled receivables that have similar characteristics, would result in earnings associated with any upfront fees (such as annual or monthly maintenance fees) on the date of acquisition, net of any fair value assessment that may value the receivables at less than the gross amount of the receivable.

Our agreements with our bank partners obligate them to sell and for us to acquire the receivables associated with underlying purchases and subsequent fee and finance billings. We acquire these receivables for the principal amount of any related purchase which best reflects the receivables fair value at the time of acquisition with no gain or loss recognized beyond those described above. As discussed above, our bank partners continue to provide ongoing account management and oversight for both our Private label credit and General purpose credit card receivables, for which we compensate the bank partners monthly.

### Auto Finance Segment

Within our Auto Finance segment, our CAR subsidiary operations principally purchase and/or service loans secured by automobiles from or for, and also provide floor-plan financing for, a pre-qualified network of independent automotive dealers and automotive finance companies in the buy-here, pay-here used car business. We generate revenues on purchased loans through interest earned on the face value of the installment agreements combined with the accretion of discounts on loans purchased. We generally earn discount income over the life of the applicable loan. Additionally, we generate revenues from servicing loans on behalf of dealers for a portion of actual collections and by providing back-up servicing for similar quality assets owned by unrelated third parties. We offer a number of other products to our network of buy-here, pay-here dealers (including our floor-plan financing offering), but the majority of our activities are represented by

our purchases of auto loans at discounts and our servicing of auto loans for a fee. As of December 31, 2024, our CAR operations served over 670 dealers in 34 states and two U.S. territories. The core operations continue to achieve profitability and generate positive cash flows.

## CONSOLIDATED RESULTS OF OPERATIONS

| (In Thousands) | For the Year Ended December 31, 2024 | 2023 | Increases (Decreases) from 2023 to 2024 |
|---|---|---|---|
| Total operating revenue and other income | $ 1,309,955 | $ 1,155,246 | $ 154,709 |
| Other non-operating income | 1,489 | 630 | 859 |
| Interest expense | (160,173) | (109,342) | 50,831 |
| Provision for credit losses | (16,368) | (2,152) | 14,216 |
| Changes in fair value of loans at fair value | (733,471) | (689,577) | 43,894 |
| **Net margin** | 401,432 | 354,805 | 46,627 |
| Operating expenses: | | | |
| Salaries and benefits | (50,143) | (43,906) | 6,237 |
| Card and loan servicing | (118,400) | (100,620) | 17,780 |
| Marketing and solicitation | (56,186) | (52,421) | 3,765 |
| Depreciation | (2,715) | (2,560) | 155 |
| Other | (35,411) | (26,740) | 8,671 |
| Total operating expenses: | (262,855) | (226,247) | 36,608 |
| Net income | $ 110,106 | $ 101,954 | $ 8,152 |
| Net loss attributable to noncontrolling interests | 1,190 | 891 | 299 |
| Net income attributable to controlling interests | $ 111,296 | $ 102,845 | $ 8,451 |
| Net income attributable to controlling interests to common shareholders | $ 87,368 | $ 77,647 | $ 9,721 |

### Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

***Total operating revenue and other income.*** Total operating revenue and other income consists of: 1) interest income, finance charges and late fees on consumer loans, 2) other fees on credit products including annual and merchant fees and 3) interchange and servicing income on loan portfolios and other customer related fees.

Period-over-period results primarily relate to growth in private label credit and general purpose credit card products, the receivables of which increased to $2,724.8 million as of December 31, 2024, from $2,411.3 million as of December 31, 2023. We experienced growth in total operating revenues for both our general purpose credit card and our private label credit receivables for the year ended December 31, 2024, when compared to the same period in 2023. These increases were primarily due to consistent quarterly growth in both new credit card customers serviced and seasonally driven growth with private label credit receivables and corresponding merchant fees. Growth also reflected increased fee and finance pricing requirements for all new receivable acquisitions in response to increased costs of capital used to finance these receivable acquisitions. Additionally, growth within our private label credit receivables for the second and third quarters of 2024 was largely due to continued growth associated with our largest existing retail partners, growth which typically increases late in the second quarter and into the third quarter of each year based on our retail partners' seasonal sale cycles. This seasonal growth in private label credit receivables was at its highest in the third quarter of 2024 when we increased receivable purchases by $152.3 million when compared to the third quarter of 2023.

The relative mix of receivable acquisitions can lead to some variation in our corresponding revenue as general purpose credit card receivables typically generate higher gross yields than private label credit receivables do. We are currently experiencing continued period-over-period growth in private label credit and general purpose credit card receivables—growth that we expect to result in net period-over-period growth in our total interest income and related fees for these operations throughout 2025. During 2024 we experienced higher growth rates for our private label credit receivables than for our general purpose credit card receivables. As discussed above, these private label receivables typically generate lower gross yields than our general purpose credit card receivables. This growth in private label credit receivables, relative to growth in general purpose credit card receivables offset some of the increased fee and finance pricing requirements discussed above.

Future periods' growth is dependent on the addition of new retail partners to expand the reach of private label credit operations as well as growth within existing partnerships and the level of marketing investment for the general purpose credit card operations. Other revenue on our consolidated statements of income consists of servicing income, service charges and other customer related fees. Growth in customer related fees was largely due to the use of new marketing channels which increased customer engagement with these products. When coupled with increases in interchange revenues which are largely impacted by growth in our receivables, this resulted in an increase in this category of revenues for the year ended December 31, 2024, when compared to the same period in 2023. See Note 2, "Significant Accounting Policies and Consolidated Financial Statement Components" to our consolidated financial statements for additional information related to this revenue from contracts with customers. Interchange fees are earned when customers we serve use their cards over established card networks. We earn a portion of the interchange fee the card networks charge merchants for the transaction. We earn servicing income by servicing loan portfolios for third parties. Unless and/or until we grow the number of contractual servicing relationships we have with third parties or our current relationships grow their loan portfolios, we will not experience significant growth and income within this category. The above discussions on expectations for finance, fee and other income are based on our current expectations. Recent rules enacted by the Consumer Financial Protection Bureau ("CFPB"), which, if implemented, would further limit the late fees charged to consumers in most instances, are expected to adversely impact the revenue recognized on our receivables. In order to mitigate these impacts and continue to serve consumers, we have worked collaboratively with our bank partners to assist them in taking a number of steps, from modifying products and policies (such as further tightening the criteria used to evaluate new loans) to changing prices (including increasing interest rates and fees charged to consumers). While our bank partners have the flexibility to unilaterally make changes to program offerings and must approve all changes to existing or new program offerings, we are only obligated to acquire receivables originated by our bank partners when they utilize mutually agreed upon underwriting standards. We believe these product, policy, and pricing changes will offset the negative impact of potential reduced late fees. The changes will take several quarters to fully implement.

For more information, refer to Part I, Item 1A "Risk Factors" and, in particular, "*The CFPB recently issued a final rule regarding credit card late fees, which represents a significant departure from the rules that are currently in effect. The rules are currently enjoined from implementation. If implemented in the future, we expect the rule would have an adverse impact on our business, results of operations and financial condition for at least the short term and, depending on the effectiveness of our actions taken in response to the rule, potentially over the long term.*"

***Other non-operating income.*** Included within our Other non-operating income category is income (or loss) associated with investments in non-core businesses or other items not directly associated with our ongoing operations. None of these companies are publicly-traded and there are no material pending liquidity events. We will continue to carry the investments on our books at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

***Interest expense.*** Variations in interest expense are due to new borrowings and increased costs of capital associated with growth in private label credit and general purpose credit card receivables and CAR operations as evidenced within Note 10, "Notes Payable," to our consolidated financial statements, offset by our debt facilities being repaid commensurate with net liquidations of the underlying credit card, auto finance and installment loan receivables that serve as collateral for the facilities. Outstanding notes payable, net of unamortized debt issuance costs and discounts, associated with our private label credit and general purpose credit card platform increased to $2,157.8 million as of December 31, 2024, from $1,796.0 million as of December 31, 2023. Interest expense increased $50.8 million for the year ended December 31, 2024, when compared to the year ended December 31, 2023. The majority of this increase in outstanding debt relates to the addition of multiple credit facilities in 2023 and 2024 associated with growth in our card and loan receivables, coupled with issuances of 9.25% Senior Notes due 2029 (the "2029 Senior Notes"). In the twelve months ended December 31, 2024, we sold approximately $142.2 million aggregate principal amount of 2029 Senior Notes. Recent increases in the effective interest rates on debt have increased our interest expense as we have raised additional capital (or replaced existing facilities) over the last two years. We anticipate additional debt financing over the next few quarters as we continue to grow coupled with higher effective interest rates on new debt compared to rates on maturing debt. As such, we expect our quarterly interest expense for these operations to increase compared to prior periods.

***Provision for credit losses.*** Our provision for credit losses covers, with respect to such receivables, changes in estimates regarding our aggregate loss exposures on (1) principal receivable balances, (2) finance charges and late fees receivable underlying income amounts included within our total interest income category, and (3) other fees and notes receivable. Recoveries of charged off receivables, consist of amounts received from the efforts of third-party collectors and through the sale of charged-off accounts to unrelated third parties. All proceeds received associated with charged-off accounts, are credited to the allowance for credit losses.

We have experienced a period-over-period increase of $14.2 million in our provision for credit losses (when comparing the year ended December 31, 2024 to the same period in 2023) primarily associated with increases in loss estimates associated with our Auto Finance segment's floorplan loans. Most risk of loss in our Auto Finance segment is widely diversified with consumer auto loans across the U.S. Floorplan loans offered to dealers to finance auto inventory increase our exposure to loss not only for the amount of a floorplan loan but also for specific dealer related consumer loans. We take several steps to mitigate this risk including holding title to the underlying collateral, ongoing reassessments of collateral value and regular audits at participating dealer locations. Nevertheless, the timing of losses is difficult to predict. Recent stress noted at some dealer locations is incorporated into our loss estimates for floorplan and consumer loans and resulted in increased provisions for credit losses for the year ended December 31, 2024. Additionally, we recorded a provision for credit losses associated with our notes receivable from consumer technology platforms. These include notes receivable from companies engaged in mobile technologies, marketplace lending and other financial technologies. None of these companies are publicly-traded and the carrying value of our investment in these companies is not material. See Note 2, "Significant Accounting Policies and Consolidated Financial Statement Components," to our consolidated financial statements for further credit quality statistics and analysis.

***Changes in fair value of loans.*** We experienced losses in our total Changes in fair value of loans of $733.5 million for the year ended December 31, 2024. This compares to losses of $689.6 million for the year ended December 31, 2023. Changes in fair value of loans includes 1) current period principal and finance charge-offs of fair value receivables, 2) the normal accretion of fair value related to finance charges and fees in excess of the contractual amounts billed, which is recognized in revenue during the period, and gains typically recognized in earnings as the fair value of finance charges and fees is greater than the contractual amounts billed during a period, 3) losses on acquisitions of our private label receivables and 4) the impact of changes in the assumptions underlying receivables at the end of the measurement period. The increase in losses in Changes in fair value of loans for the year ended December 31, 2024 when compared to the year ended December 31, 2023, were largely due to increases in principal and finance charge-offs (net of recoveries), which totaled $863.3 million for the year ended December 31, 2024, compared to $760.6 million for the year ended December 31, 2023. These charge-offs increased period over period primarily due to overall increases in our acquisition and relative mix of receivables and not due to specific changes in the underlying performance of the receivables (see additional discussion related to delinquencies and charge-offs below). Offsetting this increase in charge-offs, was an increase in the Changes in fair value of loans at fair value, included in earnings, which totaled $129.8 million for the year ended December 31, 2024 compared to $71.0 million for the year ended December 31, 2023, primarily resulting from improvements in the fair value assessment for receivables. Results impacting the $129.8 million and $71.0 million of Changes in fair value of loans at fair value, included in earnings for the years ended December 31, 2024 and 2023, respectively, are as follows: 1) net gains of $114.5 million associated with the normal accretion of fair value related to finance charges and fees in excess of the contractual amounts billed, which is recognized in revenue during the period, and gains typically recognized in earnings as the fair value of finance charges and fees is greater than the contractual amounts billed during a period (compared to $107.0 million of such gains for the year ended December 31, 2023), 2) net losses of $161.6 million on the acquisition of Private label credit receivables, which often have below market pricing and for which we often receive merchant fees which ensure we earn adequate returns (compared to $146.3 million of such losses for the year ended December 31, 2023) and 3) net gains of $176.9 million (compared to $110.3 million of such increase for the year ended December 31, 2023) related to favorable changes in fair value assumptions due to improvements in the underlying performance in the form of improved delinquencies and improved net returns, as well as the indefinite extension in assumed implementation dates of recent CFPB rules limiting late fees charged to consumers.

For all periods presented, we included asset performance degradation in our forecasts to reflect both changes in assumed asset level economics and the possibility of delinquency rates increasing in the near term (and the corresponding increase in charge-offs and decrease in payments) above the level that current trends would suggest. In recent periods we have removed some of this expected degradation based on observed asset stabilization, implementation of mitigants to a potential change in late fee billings and general improvements in U.S. economic expectations due to the improved inflation environment. See Note 6 "Fair Values of Assets and Liabilities" to our consolidated financial statements included herein for further discussion of this calculation. We may, however, adjust our forecasts to reflect observed macroeconomic events. Thus, the fair values are subject to potentially high levels of volatility if we experience changes in the quality of our credit card receivables or if there are significant changes in market valuation factors (e.g., interest rates and spreads) in the future. Tightened underwriting standards shifted new receivable acquisitions to consumers at the higher end of the FICO bands in which our bank partners participate, presumably resulting in improved overall credit performance of our acquired receivables. When coupled with those existing assets negatively impacted by inflation gradually becoming a smaller percentage of the outstanding portfolio, we expect to see overall improvements in the measured fair value of our portfolios of acquired receivables. As part of our analysis to determine the fair value of our receivables, we look at several key factors that influence the overall fair value. Qualitative discussion of these factors is as follows:

*Gross yield, net of finance charge charge-offs* – We utilize gross yield, net of finance charge charge-offs in our fair value assessments to best reflect the expected net collected yield on fee billings on our receivables. As the size and composition of our portfolio fluctuates, or as we experience periods of growth or decline in our acquisition of new receivables, this rate can fluctuate. We have experienced marginal declines in our weighted-average, Gross yield, net of finance charge charge-offs rate used in our fair value calculations as of December 31, 2024, when compared to rates used as of December 31, 2023 largely due to a shift in the overall portfolio mix towards private label credit receivables acquired that tend to have lower effective yields but also for which we have limited loss exposure due to agreements with retail partners. Our general purpose credit card receivables experienced an increase in this same rate for the noted periods due to the aforementioned product, policy, and pricing changes. As these product policy and pricing changes continue to further impact both newly acquired and existing private label credit receivables and general purpose credit card receivables, we expect our gross yield, net of finance charge charge-offs rate to increase over time although the pace and timing of purchases for new general purpose credit card receivables, relative to those of private label credit receivables, could result in near term declines in this rate. The acquisition of private label credit receivables, particularly those noted above, is largely seasonal in nature, peaking in the second and third quarters of each year. As a result, we would expect this weighted average rate to decrease in those periods absent the offset of our higher yielding general purpose credit card receivables acquired during the same period. While our bank partners have enacted product, policy, and pricing changes on our existing receivables (and all newly acquired receivables), these changes will take several quarters to be fully realized.

*Payment Rate* – Our total portfolio payment rate has declined marginally over time largely due to the increased relative weight of acquisitions of private label credit receivables to our overall pool of receivables. These receivables tend to include less finance and fee billings that factor into monthly payment amounts (due to associated merchant fee billings that provide us adequate returns on the receivables) and have payment terms that extend over longer periods. As a result, payment rates on private label credit receivables are naturally lower than those associated with our general purpose credit card receivables. This was particularly influenced by strong growth in the aforementioned private label credit receivables acquired during the second and third quarters of 2024 that have limited loss exposure and tend to have longer associated terms and lower effective payment rates. This decline in payment rates is not evident in our credit card portfolio, which maintained relatively stable payment rates for the years ended December 31, 2024 and 2023.

*Servicing Rate* – Our servicing rate has fluctuated marginally over time as we continue to implement processes and strategies to more efficiently and effectively service the accounts underlying our outstanding receivables portfolios. As delinquent accounts tend to have a higher cost of servicing, recent trending declines in our receivables that are 90 or more days past due also has resulted in lower expected future costs. We expect our servicing rate will remain relatively consistent over the next several quarters.

*Expected Net Principal Credit Loss Rate* – Our Expected net principal credit loss rate is chiefly impacted by the relative makeup of receivables within our pools. As we have acquired a higher number of receivables associated with our private label credit accounts for which we have limited loss exposure due to agreements with retail partners, particularly in the second and third quarters of 2024, our Expected net principal credit loss rate has decreased. Additionally, we have noted reductions in the Expected net principal credit loss rate associated with our general purpose credit card receivables, which have shown continued overall improvements in delinquency rates. With growth in the acquisition of our private label credit receivables, particularly those noted above with limited loss exposure, and growth in better performing general purpose credit card receivables, we expect this weighted average rate to decrease over the next several quarters (when compared to similar periods in prior years) before stabilizing.

*Discount Rate* – Our weighted average discount rate has remained relatively consistent over the past several quarters (and is expected to continue to remain consistent or go down). Primarily impacting modest changes in our weighted average discount rate are mix shifts in the type of receivables acquired, as different receivable types (general purpose credit card receivables versus private label credit receivables) have different expected return requirements used by third-party market participants. As we have acquired a higher number of receivables associated with our private label credit accounts for which we have limited loss exposure due to agreements with retail partners that reimburse us for credit losses, our weighted average discount rate has decreased marginally. We have assigned a lower discount rate when assessing the fair value of these receivables to reflect the significantly lower risk and return characteristics. As a result, our weighted average discount rate has decreased marginally. We consider asset specific financing costs associated with our receivables (coupled with our internal cost of equity capital in agreements that require credit enhancements) as the best indicator of return requirements used by third-party market participants. If the Federal Reserve continues to decrease interest rates or we observe a corresponding decrease in return requirements used by third-party market participants, we may further reduce our weighted average discount rate.

***Total operating expenses.*** Total operating expenses variances for the year ended December 31, 2024, relative to the year ended December 31, 2023, reflect the following:

- increases in salaries and benefit costs related to both the growth in the number of employees and inflationary compensation pressure. We expect some continued increase in this cost in 2025 compared to 2024 as we expect to continue to invest in technology, risk underwriting and compliance and as a result we expect to increase our number of employees;

- increases in card and loan servicing expenses due to growth in receivables associated with our investments in private label credit and general purpose credit card receivables, which grew to $2,724.8 million outstanding from $2,411.3 million outstanding at December 31, 2024 and December 31, 2023, respectively, and costs associated with the implementation of product, policy, and pricing changes discussed above. As many of the expenses associated with our card and loan servicing efforts are now variable based on the amount of underlying receivables, we would expect this number to continue to grow in 2025 commensurate with growth in our receivables. Offsetting a portion of this increase are significant reductions in our servicing costs per account, resulting from the realization of greater economies of scale and increased use of automation as our receivables have grown.

- modest increases in marketing and solicitation costs for the year ended December 31, 2024, when compared to the same period in 2023, as growth in new accounts serviced during 2024 was in line with growth observed throughout 2023. These modest increases in marketing and solicitation costs are a direct result of the increased costs associated with assisting our bank partners to acquire new consumers using tightened underwriting standards resulting from CFPB plans to restrict late fee assessments. As we continue to adjust our underwriting standards to reflect changes in fee and finance assumptions on new receivables, and allow for overall increases in the cost to successfully market to consumers, we expect period over period marketing costs for 2025 to increase relative to those experienced in 2024, although the frequency and timing of increased marketing efforts could vary and are dependent on macroeconomic factors such as national unemployment rates and federal funds rates; and

- other expenses primarily relate to costs associated with occupancy or other third party expenses that are largely fixed in nature. Some costs including occupancy, legal and travel expenses can be variable based on growth and have grown as we expand our marketing and growth efforts. Increases in this category for the year ended December 31, 2024, when compared to the year ended December 31, 2023 primarily relate to certain nonrecurring costs associated with accounting and legal expenditures. While we expect some increase in these costs as we continue to grow our receivable portfolios, we do not anticipate the increase to be meaningful.

Certain operating costs are variable based on the levels of accounts and receivables we service (both for our own receivables and for others) and the pace and breadth of our growth in receivables. However, a number of our operating costs are fixed. As we have significantly grown our managed receivables levels over the past two years with minimal increase in the fixed portion of our card and loan servicing expenses as well as our salaries and benefits costs, we have realized greater operating efficiency.

Notwithstanding our cost management activities, we expect increased levels of expenditures associated with anticipated growth in private label credit and general purpose credit card operations. These expenses will primarily relate to the variable costs of marketing efforts and card and loan servicing expenses associated with new receivable acquisitions. Unknown ongoing potential impacts related to the aforementioned inflation and other global disruptions could result in more variability in these expenses and could impair our ability to acquire new receivables, resulting in increased costs despite our efforts to manage costs effectively.

***Noncontrolling interests.*** We reflect the ownership interests of noncontrolling holders of equity in our majority-owned subsidiaries as noncontrolling interests in our consolidated statements of income. In November 2019, a wholly-owned subsidiary issued 50.5 million Class B preferred units at a purchase price of $1.00 per unit to an unrelated third party. The units carry a 16% preferred return paid quarterly, with up to 6 percentage points of the preferred return to be paid through the issuance of additional units or cash, at our election. The units have both call and put rights and are also subject to various covenants including a minimum book value, which if not satisfied, could allow for the securities to be put back to the subsidiary. In March 2020, the subsidiary issued an additional 50.0 million Class B preferred units under the same terms. A holder of the Class B preferred units may, at its election and with notice, require the Company to redeem part or all of such holder's Class B preferred units for cash at $1.00 per unit, on or after October 14, 2024. The Company has the right to redeem the Class B preferred units at any time with notice. During the year ended December 31, 2024, we redeemed 50.5 million of the Class B preferred units at $1.00 per unit plus accrued but unpaid interest thereon. In March 2025, we redeemed the remaining 50.0 million of Class B preferred units at $1.00 per unit plus accrued but unpaid interest thereon. We include the Class B preferred units as temporary noncontrolling interests on the consolidated

balance sheets and the associated dividends are included as a reduction of our net income attributable to common shareholders on the consolidated statements of income.

*Income Taxes.* We experienced an effective income tax expense rate of 20.4% and 20.6% for the years ended December 31, 2024, and December 31, 2023, respectively. Our effective income tax expense rate for the year ended December 31, 2024, is below the statutory rate principally due to (1) our deduction for income tax purposes of amounts characterized in our consolidated financial statements as dividends on a preferred stock issuance, such amounts constituting deductible interest expense on a debt issuance for tax purposes and (2) a loss related to our unrecovered investment in a foreign subsidiary which ceased operations during the year and with respect to which we had used "permanently reinvested earnings" accounting in our consolidated financial statements. Our effective income tax expense rate for the year ended December 31, 2023, is below the statutory rate principally due to our deduction for income tax purposes of amounts characterized in our consolidated financial statements as dividends on a preferred stock issuance, such amounts constituting deductible interest expense on a debt issuance for tax purposes. In both years, our effective income tax expense rate would have been even lower relative to the statutory rate but not for (1) state and foreign income tax expense, (2) taxes on global intangible low-taxed income, and (3) deduction disallowance under Section 162(m) of the Internal Revenue Code of 1986, as amended, with respect to compensation paid to our covered employees—such deduction disallowance which fully offset the tax benefit of deductions associated with the exercise of stock options and the vesting of restricted stock at times when the fair value of our stock exceeded such share-based awards' grant date values. Further details related to the above are reflected in Note 12, "Income Taxes".

We report income tax-related interest and penalties (including those associated with both our accrued liabilities for uncertain tax positions and unpaid tax liabilities) within our income tax line item on our consolidated statements of income. We likewise report the reversal of income tax-related interest and penalties within such line item to the extent we resolve our liabilities for uncertain tax positions or unpaid tax liabilities in a manner favorable to our accruals therefor. We recognized $0.6 million and $0.4 million in potential interest associated with uncertain tax positions during the years ended December 31, 2024, and December 31, 2023, respectively.

## Non-GAAP Financial Measures

In addition to financial measures presented in accordance with GAAP, we present managed receivables, total managed yield, total managed yield ratio, combined principal net charge-off ratio, percent of managed receivables 30-59 days past due, percent of managed receivables 60-89 days past due and percent of managed receivables 90 or more days past due, all of which are non-GAAP financial measures. These non-GAAP financial measures aid in the evaluation of the performance of our credit portfolios, including our risk management, servicing and collection activities and our valuation of purchased receivables. The credit performance of our managed receivables provides information concerning the quality of loan originations and the related credit risks inherent with the portfolios. Management relies heavily upon financial data and results prepared on the "managed basis" in order to manage our business, make planning decisions, evaluate our performance and allocate resources.

These non-GAAP financial measures are presented for supplemental informational purposes only. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, GAAP financial measures. These non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures or the calculation of the non-GAAP financial measures are provided below for each of the fiscal periods indicated.

These non-GAAP financial measures include only the performance of those receivables underlying consolidated subsidiaries (for receivables carried at amortized cost basis and fair value). Additionally, we calculate average managed receivables based on the quarter-end balances.

The comparison of non-GAAP managed receivables to our GAAP financial statements requires an understanding that managed receivables reflect the face value of loans, interest and fees receivable without any adjustment for potential credit losses to reflect fair value.

*CaaS Segment*

Our CaaS segment includes our activities related to our servicing of and our investments in the private label credit and general purpose credit card operations, our various credit card receivables portfolios, as well as other product testing and investments that generally utilize much of the same infrastructure. The types of revenues we earn from our investments in receivables portfolios and services primarily include fees and finance charges, merchant fees or annual fees associated with the private label credit and general purpose credit card receivables.

We record (i) the finance charges, merchant fees and late fees assessed on our CaaS segment receivables in the Revenue - Consumer loans, including past due fees category on our consolidated statements of income, (ii) the annual, monthly maintenance, returned-check, cash advance and other fees in the Revenue - Fees and related income on earning assets category on our consolidated statements of income, and (iii) the charge-offs (and recoveries thereof) as a component within our Changes in fair value of loans on our consolidated statements of income. Additionally, we show the effects of fair value changes for those credit card receivables for which we have elected the fair value option as a component of Changes in fair value of loans in our consolidated statements of income.

We historically have invested in receivables portfolios through subsidiary entities. If we control through direct ownership or exert a controlling interest in the entity, we consolidate it and reflect its operations as noted above.

Below are (i) the reconciliation of Loans at fair value to Loans at amortized cost and (ii) the calculation of managed receivables:

| | At or for the Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2024** | | | | **2023** | | | |
| **(in Millions)** | **Dec. 31** | **Sep. 30** | **Jun. 30** | **Mar. 31** | **Dec. 31** | **Sep. 30** | **Jun. 30** | **Mar. 31** |
| Loans at fair value ........ | $ 2,630.3 | $ 2,511.6 | $ 2,277.4 | $ 2,150.6 | $ 2,173.8 | $ 2,050.0 | $ 1,916.1 | $ 1,795.6 |
| Fair value mark against receivable (1) ............ | 94.5 | 142.5 | 137.7 | 167.5 | 237.5 | 265.2 | 257.9 | 260.1 |
| Total managed receivables (2)........... | $ 2,724.8 | $ 2,654.1 | $ 2,415.1 | $ 2,318.1 | $ 2,411.3 | $ 2,315.2 | $ 2,174.0 | $ 2,055.7 |
| Fair value to Total managed receivables ratio (3) ..................... | 96.5% | 94.6% | 94.3% | 92.8% | 90.2% | 88.5% | 88.1% | 87.3% |

(1) The fair value mark against receivables reflects the difference between the face value of a receivable and the net present value of the expected cash flows associated with that receivable. See Note 6, "Fair Values of Assets and Liabilities" to our consolidated financial statements included herein for further discussion of assumptions underlying this calculation.
(2) Total managed receivables are equal to the Aggregate unpaid gross balance of loans carried at fair value. See Note 6, "Fair Value of Assets and Liabilities" to our consolidated financial statements included herein for further discussion of the Aggregate unpaid gross balance of loans carried at fair value.
(3) The Fair value to Total managed receivables ratio is calculated using Loans at fair value as the numerator, and Total managed receivables as the denominator.

As discussed above, our managed receivables data differ in certain aspects from our GAAP data. First, managed receivables data include the undiscounted contractual amounts due on the underlying consumer receivable plus fee billings (including fees and finance charges), less actual charge-offs.

A reconciliation of our operating revenues and other income, net of finance and fee charge-offs, to comparable amounts used in our calculation of Total managed yield ratios is as follows:

| (in Millions) | At or for the Three Months Ended | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | | | | 2023 | | | |
| | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 |
| Consumer loans, including past due fees | $ 242.1 | $ 245.3 | $ 232.1 | $ 220.0 | $ 214.6 | $ 214.6 | $ 210.3 | $ 200.5 |
| Fees and related income on earning assets | 83.8 | 78.5 | 59.5 | 47.9 | 71.7 | 59.8 | 62.9 | 44.3 |
| Other revenue | 17.5 | 16.8 | 13.6 | 11.7 | 12.0 | 10.2 | 7.6 | 6.7 |
| Total operating revenue and other income - CaaS Segment | 343.4 | 340.6 | 305.2 | 279.6 | 298.3 | 284.6 | 280.8 | 251.5 |
| Adjustments due to acceleration of merchant fee discount amortization under fair value accounting | 0.7 | (15.1) | (12.6) | 4.0 | 6.5 | (6.8) | (10.6) | (0.5) |
| Adjustments due to acceleration of annual fees recognition under fair value accounting | (10.5) | (8.0) | 1.1 | 10.1 | (12.6) | (3.1) | (9.8) | 7.3 |
| Removal of finance charge-offs | (64.9) | (60.6) | (62.9) | (63.7) | (59.5) | (47.1) | (54.2) | (61.7) |
| Total managed yield | $ 268.7 | $ 256.9 | $ 230.8 | $ 230.0 | $ 232.7 | $ 227.6 | $ 206.2 | $ 196.6 |

The calculation of Combined principal net charge-offs used in our Combined principal net charge-off ratio, annualized is as follows:

| (in Millions) | At or for the Three Months Ended | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | | | | 2023 | | | |
| | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 |
| Charge-offs on loans at fair value | $ 213.1 | $ 201.5 | $ 217.0 | $ 231.7 | $ 215.2 | $ 173.5 | $ 180.0 | $ 191.9 |
| Finance charge-offs (1) | (64.9) | (60.6) | (62.9) | (63.7) | (59.5) | (47.1) | (54.2) | (61.7) |
| Combined principal net charge-offs | $ 148.2 | $ 140.9 | $ 154.1 | $ 168.0 | $ 155.7 | $ 126.4 | $ 125.8 | $ 130.2 |

(1) Finance charge-offs are included as a component of our Changes in fair value of loans in the accompanying consolidated statements of income.

Our delinquency and charge-off data at any point in time reflect the credit performance of our managed receivables. The average age of the accounts underlying our receivables, the timing and size of receivable purchases, the success of our collection and recovery efforts and general economic conditions all affect our delinquency and charge-off rates. The average age of the accounts underlying our portfolios of receivables also affects the stability of our delinquency and loss rates. Our strategy for managing delinquency and receivables losses consists of account management throughout the life of the receivable. This strategy includes credit line management and pricing based on the risks. See also our discussion of collection strategy under "Collection Strategy" in Item 1, "Business".

The following table presents the delinquency trends of the receivables we manage within our CaaS segment, as well as charge-off data and other non-GAAP managed receivables statistics (in thousands; percentages of total):

**At or for the Three Months Ended**

**2024**

| | Dec. 31 | | Sep. 30 | | Jun. 30 | | Mar. 31 | |
|---|---|---|---|---|---|---|---|---|
| | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables |
| Period-end managed receivables........ | $ 2,724,782 | | $ 2,654,112 | | $ 2,415,092 | | $ 2,318,104 | |
| 30-59 days past due.................... | $ 104,022 | 3.8% | $ 106,303 | 4.0% | $ 99,620 | 4.1% | $ 94,389 | 4.1% |
| 60-89 days past due.................... | $ 97,953 | 3.6% | $ 96,673 | 3.6% | $ 88,544 | 3.7% | $ 87,761 | 3.8% |
| 90 or more days past due ............ | $ 253,511 | 9.3% | $ 227,418 | 8.6% | $ 218,215 | 9.0% | $ 243,830 | 10.5% |
| Average managed receivables........ | $ 2,689,447 | | $ 2,534,602 | | $ 2,366,598 | | $ 2,364,680 | |
| Total managed yield ratio, annualized (1)... | 40.0% | | 40.5% | | 39.0% | | 38.9% | |
| Combined principal net charge-off ratio, annualized (2)... | 22.0% | | 22.2% | | 26.0% | | 28.4% | |
| Interest expense ratio, annualized (3)... | 6.5% | | 6.6% | | 6.3% | | 5.8% | |
| Net interest margin ratio, annualized (4)... | 11.5% | | 11.7% | | 6.7% | | 4.7% | |

**At or for the Three Months Ended**

**2023**

| | Dec. 31 | | Sep. 30 | | Jun. 30 | | Mar. 31 | |
|---|---|---|---|---|---|---|---|---|
| | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables |
| Period-end managed receivables........ | $ 2,411,255 | | $ 2,315,206 | | $ 2,174,001 | | $ 2,055,678 | |
| 30-59 days past due.................... | $ 110,465 | 4.6% | $ 101,822 | 4.4% | $ 96,670 | 4.4% | $ 76,139 | 3.7% |
| 60-89 days past due.................... | $ 98,377 | 4.1% | $ 92,361 | 4.0% | $ 81,477 | 3.7% | $ 88,529 | 4.3% |
| 90 or more days past due ............ | $ 247,621 | 10.3% | $ 217,136 | 9.4% | $ 170,274 | 7.8% | $ 197,418 | 9.6% |
| Average managed receivables........ | $ 2,363,231 | | $ 2,244,604 | | $ 2,114,840 | | $ 2,087,902 | |
| Total managed yield ratio, annualized (1)... | 39.4% | | 40.6% | | 39.0% | | 37.7% | |
| Combined principal net charge-off ratio, annualized (2)... | 26.4% | | 22.5% | | 23.8% | | 24.9% | |
| Interest expense ratio, annualized (3)... | 5.4% | | 4.9% | | 4.4% | | 4.5% | |
| Net interest margin ratio, annualized (4)... | 7.6% | | 13.2% | | 10.8% | | 8.3% | |

(1) The Total managed yield ratio, annualized is calculated using the annualized total managed yield as the numerator and period-end average managed receivables as the denominator.

(2) The Combined principal net charge-off ratio, annualized is calculated using the annualized combined principal net charge-offs as the numerator and period-end average managed receivables as the denominator.

(3) Interest expense ratio, annualized is calculated using the annualized interest expense associated with the CaaS segment (See Note 3, "Segment Reporting" to our consolidated financial statements) as the numerator and period-end average managed receivables as the denominator.

(4) Net interest margin ratio, annualized is calculated using the Total managed yield ratio, annualized less the Combined principal net charge-off ratio, annualized less the Interest expense ratio, annualized.

The following table presents additional trends and data with respect to our private label credit and general purpose credit card receivables (dollars in thousands). Results of our legacy credit card receivables portfolios are excluded:

| | Private Label Credit - At or for the Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2024 | | | | | | | |
| | Dec. 31 | | Sep. 30 | | Jun. 30 | | Mar. 31 | |
| | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables |
| Period-end managed receivables........ | $ 1,231,750 | | $ 1,205,714 | | $ 1,013,529 | | $ 907,367 | |
| 30-59 days past due.................... | $ 33,664 | 2.7% | $ 34,658 | 2.9% | $ 36,477 | 3.6% | $ 32,209 | 3.5% |
| 60-89 days past due.................... | $ 29,297 | 2.4% | $ 30,216 | 2.5% | $ 29,766 | 2.9% | $ 27,094 | 3.0% |
| 90 or more days past due ............ | $ 75,294 | 6.1% | $ 70,190 | 5.8% | $ 67,368 | 6.6% | $ 74,414 | 8.2% |
| Average APR ....... | 12.9% | | 13.3% | | 15.8% | | 17.1% | |
| Receivables purchased during period.... | $ 241,442 | | $ 396,900 | | $ 316,304 | | $ 191,106 | |

| | Private Label Credit - At or for the Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2023 | | | | | | | |
| | Dec. 31 | | Sep. 30 | | Jun. 30 | | Mar. 31 | |
| | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables | Managed Receivables | % of Period-end managed receivables |
| Period-end managed receivables........ | $ 939,389 | | $ 944,197 | | $ 892,387 | | $ 835,541 | |
| 30-59 days past due.................... | $ 36,540 | 3.9% | $ 35,830 | 3.8% | $ 31,597 | 3.5% | $ 25,774 | 3.1% |
| 60-89 days past due.................... | $ 31,284 | 3.3% | $ 29,387 | 3.1% | $ 24,776 | 2.8% | $ 21,036 | 2.5% |
| 90 or more days past due ............ | $ 79,056 | 8.4% | $ 71,200 | 7.5% | $ 56,209 | 6.3% | $ 62,609 | 7.5% |
| Average APR ....... | 17.1% | | 16.2% | | 17.0% | | 17.5% | |
| Receivables purchased during period.... | $ 202,168 | | $ 244,571 | | $ 260,281 | | $ 201,375 | |

**General Purpose Credit Card - At or for the Three Months Ended**

**2024**

| | Dec. 31 | | Sep. 30 | | Jun. 30 | | Mar. 31 | |
|---|---|---|---|---|---|---|---|---|
| | **Managed Receivables** | **% of Period-end managed receivables** | **Managed Receivables** | **% of Period-end managed receivables** | **Managed Receivables** | **% of Period-end managed receivables** | **Managed Receivables** | **% of Period-end managed receivables** |
| Period-end managed receivables........ | $ 1,493,032 | | $ 1,448,060 | | $ 1,401,168 | | $ 1,410,281 | |
| 30-59 days past due.................... | $ 70,358 | 4.7% | $ 71,645 | 4.9% | $ 63,141 | 4.5% | $ 62,173 | 4.4% |
| 60-89 days past due.................... | $ 68,656 | 4.6% | $ 66,454 | 4.6% | $ 58,777 | 4.2% | $ 60,664 | 4.3% |
| 90 or more days past due ............ | $ 178,216 | 11.9% | $ 157,222 | 10.9% | $ 150,839 | 10.8% | $ 169,402 | 12.0% |
| Average APR ....... | 28.6% | | 28.9% | | 27.4% | | 27.1% | |
| Receivables purchased during period.... | $ 370,269 | | $ 373,231 | | $ 360,425 | | $ 342,834 | |

**General Purpose Credit Card - At or for the Three Months Ended**

**2023**

| | Dec. 31 | | Sep. 30 | | Jun. 30 | | Mar. 31 | |
|---|---|---|---|---|---|---|---|---|
| | **Managed Receivables** | **% of Period-end managed receivables** | **Managed Receivables** | **% of Period-end managed receivables** | **Managed Receivables** | **% of Period-end managed receivables** | **Managed Receivables** | **% of Period-end managed receivables** |
| Period-end managed receivables........ | $ 1,471,358 | | $ 1,370,445 | | $ 1,280,979 | | $ 1,219,429 | |
| 30-59 days past due.................... | $ 73,918 | 5.0% | $ 65,987 | 4.8% | $ 65,067 | 5.1% | $ 50,355 | 4.1% |
| 60-89 days past due.................... | $ 67,088 | 4.6% | $ 62,969 | 4.6% | $ 56,698 | 4.4% | $ 67,486 | 5.5% |
| 90 or more days past due ............ | $ 168,555 | 11.5% | $ 145,927 | 10.6% | $ 114,046 | 8.9% | $ 134,799 | 11.1% |
| Average APR ....... | 27.4% | | 27.3% | | 27.2% | | 26.4% | |
| Receivables purchased during period.... | $ 426,939 | | $ 402,978 | | $ 380,509 | | $ 315,148 | |

The following discussion relates to the tables above.

*Managed receivables levels.* We continue to experience overall period-over-period quarterly receivables growth with over $314.1 million in net receivables growth associated with the private label credit and general purpose credit card products offered by our bank partners from December 31, 2023 to December 31, 2024. The addition of large private label credit retail partners and ongoing purchases of receivables arising in accounts issued by our bank partners to customers of our existing retail partners helped grow our private label credit receivables by $292.4 million in the twelve months ended December 31, 2024. Our general purpose credit card receivables grew by $21.7 million during the twelve months ended December 31, 2024. While some of our merchant partners continue to face year-over-year growth challenges, others are benefiting from continued consumer spending and a growing economy and have expanded their relationship with us. Our general purpose credit card portfolio continues to experience modest growth in total managed receivables. Growth in 2024 was somewhat restricted due to our initial response to rule changes enacted by the CFPB. In order to mitigate these impacts and continue to serve consumers, our bank partners have taken a number of steps, from modifying products and policies (such as further tightening the criteria used to evaluate new loans) to changing prices (including increasing interest rates and fees charged to consumers). We believe these product, policy, and pricing changes will offset the negative impact of potential reduced late fees. The changes will take several quarters to fully implement and some changes (for private label credit receivables) will only be implemented upon an effective date for the potential CFPB rules. In the short term, these changes could impact new receivable acquisitions. Growth in future periods for our private label credit receivables largely is dependent on the addition of new retail partners to the private label credit origination platform, the timing and size of solicitations within the general purpose credit card platform by our bank partners, as well as purchase activity of consumers. Similarly, the loss of existing retail partner relationships could adversely affect new loan acquisition levels. Our top five retail partnerships accounted for over 75% of our private label receivables outstanding as of December 31, 2024. The volume of receivables purchased each period varies based on a number of factors, including seasonal consumer purchase patterns and growth (or contraction) within merchant retail locations. Further impacting receivable purchase amounts in a period are consumer application volumes that retail partners may direct to our bank partners versus competitors who offer similar financing products to those retail merchant partners. See Note 11, "Commitments and Contingencies," to our consolidated financial statements included herein for further discussion of these concentrations.

*Delinquencies and charge-offs.* Delinquent loans reflect the principal, fee and interest components of loans we did not collect on or prior to the contractual due date and are considered "past due". Delinquencies have the potential to impact net income in the form of net credit losses. Delinquencies also are costly in terms of the personnel and resources dedicated to resolving them. We intend for the receivables management strategies we use on our portfolios to manage and, to the extent possible, reduce the higher delinquency rates that can be expected with the younger average age of the newer receivables in our managed portfolio. These management strategies include conservative credit line management and collection strategies intended to optimize the effective account-to-collector ratio across delinquency categories. We measure the success of these efforts by reviewing delinquency rates. These rates exclude receivables that have been charged off.

During 2023, we experienced increased delinquency rates in conjunction with slower receivables growth, higher energy costs and rising inflation and the resulting negative impact on consumers. These increases abated in the third and fourth quarters of 2023 as certain of these costs decreased and consumers adjusted to new price points for these consumer staples while simultaneously enjoying a strong employment environment. Increases in the first and second quarters of 2024 in our Private label credit receivables were largely due to a mix shift in receivables acquired to certain receivables that have higher observed delinquencies but correspondingly higher yields. Late in the second quarter of 2024 and early in the third quarter of 2024, we additionally acquired receivables that have higher observed delinquencies, but for which we have limited loss exposure due to agreements with retail partners. As a result of these limited loss exposures, these receivables are not included in our delinquency rates for private label credit receivables and served to decrease our delinquency rates for the third and fourth quarters of 2024. Our delinquency rates for our general purpose credit cards receivables were higher in the first quarter of 2024 due to both a reduction in the growth of our managed receivables and accounts that were enrolled in short-term payment deferrals, due to hardship claims resulting from COVID-19. Receivables enrolled in these short-term payment deferrals continued to accrue interest and their delinquency status did not change through their respective deferment periods. The remainder of these accounts were removed from hardship status with the end of the COVID-19 national and public health emergencies in May 2023. While these accounts resulted in higher than normal reported delinquency rates for the first quarter of 2024 (and correspondingly higher charge-offs in the first and second quarters of 2024), the charge offs did not result in a further economic impact to us as the majority of these accounts were already considered in our changes in fair value in prior periods. As these accounts were largely charged off by the end of the first quarter of 2024, we saw some modest improvement in our second quarter 2024 delinquencies offset by slower net receivables growth during this period. Delinquency rates in the third and fourth quarter of 2024 remained largely consistent with those noted in the same period of prior year.

As we continue to acquire newer private label credit and general purpose credit card receivables, we expect our delinquency rates to marginally increase when compared to the same periods in prior years due to a planned shift in our general purpose and private label credit receivables originated as our bank partners expand product offerings to a broader range of consumers. This expected increase in delinquencies will be offset somewhat by using more restrictive product, policy, and pricing changes which we believe will result in a more profitable asset overall. We also expect continued seasonal payment patterns on these receivables that impact our delinquencies in line with prior periods. For example, delinquency rates historically are lower in the second quarter of each year due to the benefits of seasonally strong payment patterns associated with tax refunds for many consumers. Included in this expected decrease in delinquencies is continued growth in the portfolio which will also mute delinquency metrics. Our beliefs for future delinquency rates are predicated on the assumption that the slowing rate of inflation will continue and our recent tightened underwriting standards will prove effective at reducing account delinquencies.

*Total managed yield ratio, annualized.* As discussed above, growth in higher yielding assets has resulted in higher charge-off and delinquency rates in some periods. General purpose credit card receivables tend to have higher total yields than private label credit receivables (and corresponding higher charge off rates). As a result, in periods where we have declines in rates of growth of these general purpose credit card receivables, as was noted in 2024 (relative to growth in private label credit receivables), we expect to have slightly lower total managed yield ratios. We currently expect increases in the acquisition of receivables and correspondingly higher period-over-period operating revenue and other income for 2025 although the timing of these acquisitions could result in some fluctuations of our Total managed yield ratio, annualized when comparing quarterly rates in 2025 to corresponding quarterly periods in 2024. This growth also includes an expected seasonal shift in our mix of acquired private label receivables to higher FICO receivables that have lower gross yields (and correspondingly lower charge-off expectations) in the third quarter of each year, which may result in marginally lower managed yield ratios when compared to the corresponding periods in prior years.

*Combined principal net charge-off ratio, annualized.* We charge off our CaaS segment receivables when they become contractually more than 180 days past due or 120 days past due if they are enrolled in an installment loan product. For all of our products, we charge off receivables within 30 days of notification and confirmation of a customer's bankruptcy or death. However, in some cases of death, we do not charge off receivables if there is a surviving, contractually liable individual or an estate large enough to pay the debt in full. When the principal of an outstanding loan is charged off, the related finance charges and fees are simultaneously charged off, resulting in a reduction to our Total managed yield.

Growth within our general purpose credit card receivables (as a percent of outstanding receivables) has resulted in increases in our charge-offs over time. The increase in the combined principal net charge-off ratio, annualized throughout 2023 and the first two quarters of 2024 is a reflection of increased delinquencies noted as consumer behavior reverted to historical norms (similar to those experienced in periods prior to COVID-19) and decreases in the acquisition of new general purpose credit card receivables. Additionally, inflation, particularly as it relates to higher gas prices, negatively impacted some consumers' ability to make payments on outstanding loans and fees receivable. We noted improvements in this rate during the third and fourth quarters due to both improvements in consumer payment behavior and strong growth in our receivables base.

Despite expected marginal increases in delinquency rates as discussed above, we expect our overall combined principal net charge-off ratios to continue to decrease for 2025, when compared to the comparable prior period. These charge-off rates are expected to return to historically normalized levels, adjusted for the mix shift discussed above, and will benefit from planned growth in the underlying receivables which we expect will further reduce our combined principal net charge-off ratio. Our charge-off ratio has also been impacted due to (and will continue to be impacted by): 1) higher expected charge-off rates on the private label credit and general purpose credit card receivables corresponding with higher yields on these receivables, (2) continued testing of receivables with higher risk profiles, leading to periodic increases in combined principal net charge offs, (3) the aforementioned tightened underwriting standards that will slow the pace of growth in our receivables base, and (4) negative impacts on some consumers' ability to make payments on outstanding loans and fees receivable as a result of inflation pressures. While charge-offs associated with previously mentioned accounts enrolled in short-term payment deferrals had a negative impact on our Combined principal net charge-off ratio, annualized through the second quarter of 2024, they did not have a material impact on our consolidated statements of income as the majority of these accounts were already considered in our changes in fair value. Further impacting our charge-off rates are the timing and size of solicitations that serve to minimize charge-off rates in periods of high receivable acquisitions but also exacerbate charge-off rates in periods of lower receivable acquisitions.

*Interest expense ratio, annualized.* Our interest expense ratio, annualized reflects interest costs associated with our CaaS segment. This includes both direct receivables funding costs as well as general unsecured lending. Recent impacts to this ratio primarily relate to the timing and size of outstanding debt as well as the addition of new funding facilities. Historically, we obtained lower cost financing with fixed interest rates, resulting in lower interest expense ratios. Increases

in the federal funds borrowing rate in 2022 and 2023 have led to an increase in spreads for newly-originated debt and for that portion of debt which does not have fixed rates. As such, we have seen our Interest expense ratio, annualized increase throughout 2023 and 2024 and we expect the Interest expense ratio to increase when compared to prior quarters into 2025 as we replace existing financing arrangements with new ones at a higher cost of capital.

***Net interest margin ratio, annualized.*** Our Net interest margin ratio, annualized represents the difference between our Total managed yield ratio, annualized, our Combined principal net charge-off ratio, annualized and our Interest expense ratio, annualized. Recent declines in this ratio, when compared to corresponding prior periods, relate primarily to recent increases in our principal net charge-offs as noted above. Given the above noted expectations for marginal improvements in our Combined principal net charge-off ratio, annualized, we expect this ratio to start to improve relative to corresponding periods in 2024. Changes in the mix shift of acquired receivables, noted above, will also lead to increases in the Net interest margin, annualized as the higher yielding receivables become a larger component of our total portfolio.

***Average APR.*** The average annual percentage rate ("APR") charged to customers varies by receivable type, credit history and other factors. The APRs for receivables originated through our private label credit platform range from 0% to 36.0%. For general purpose credit card receivables, APRs range from 19.99% to 36.0%. We have experienced minor fluctuations in our average APR based on the relative product mix of receivables purchased during a period. For those receivables that did not contain fixed APRs we have seen some increases in rates charged, as the underlying rates are tied to the federal funds borrowing rate which increased in 2022 and 2023. Our average APRs for general purpose credit card receivables remained largely consistent throughout 2024 with some increases noted as new product, policy, and pricing changes were implemented which raised the APRs associated with new receivable acquisitions. We expect some continued improvements in our average APRs as newly acquired receivables with higher APRs become a larger part of our overall portfolio of receivables. Our average APRs for Private label credit fell throughout 2024 due to a shift in the overall portfolio mix towards private label credit receivables acquired that tend to have lower effective yields but also for which we have limited loss exposure due to agreements with retail partners. We expect this declining trend to continue, however, the timing and relative mix of receivables acquired could cause some minor fluctuations. We do not acquire or service receivables that have an APR above 36.0%.

***Receivables purchased during period.*** Receivables purchased during period reflect the gross amount of investments we have made in a given period, net of any credits issued to consumers during that same period. For most periods presented in 2024, our private label credit receivable purchases experienced overall growth, when compared to the same periods in 2023, largely based on the addition of new private label credit retail partners as well as growth within existing retail partnerships, as previously discussed. We may experience periodic declines in these acquisitions due to: the loss of one or more retail partners; seasonal purchase activity by consumers; labor shortages and supply chain disruptions; or the timing of new customer originations by our issuing bank partners. We currently expect private label credit receivable acquisitions in 2025 to be consistent with those in 2024, although the timing of the receivable acquisitions may vary based on seasonal spending patterns by consumers and our retail partners overall sales cycles. Our general purpose credit card receivable acquisitions tend to have more volatility based on the issuance of new credit card accounts by our issuing bank partners. As a result, the timing of new receivable acquisitions, particularly as it relates to general purpose credit cards, could be impacted in the short term. Nonetheless, we expect continued growth in the acquisition of these general purpose credit card receivables into 2025.

**Auto Finance Segment**

CAR, our auto finance platform acquired in April 2005, principally purchases and/or services loans secured by automobiles from or for, and also provides floor-plan financing for, a prequalified network of independent automotive dealers and automotive finance companies in the buy-here, pay-here used car business. We have expanded these operations to also include certain installment lending products in addition to our traditional loans secured by automobiles both in the U.S. and U.S. territories.

***Non-GAAP Financial Measures***

For reasons set forth above within our CaaS segment discussion, we also provide managed receivables-based financial, operating and statistical data for our Auto Finance segment. Reconciliation of the auto finance managed receivables data to GAAP data requires an understanding that our managed receivables data are based on billings and actual charge-offs as they occur, without regard to any changes in our allowance for credit losses. Similar to the managed calculation above, the average managed receivables used in the ratios below is calculated based on the quarter ending balances of consolidated receivables.

A reconciliation of our operating revenues and other income to comparable amounts used in our calculation of Total managed yield ratios follows (in millions):

| | At or for the Three Months Ended | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | | | | 2023 | | | |
| | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 |
| Consumer loans, including past due fees | $ 9.6 | $ 10.0 | $ 10.4 | $ 10.3 | $ 10.1 | $ 10.1 | $ 9.7 | $ 9.2 |
| Fees and related income on earning assets | — | 0.1 | — | — | 0.1 | — | — | — |
| Other income | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 |
| Total operating revenue and other income | 9.8 | 10.3 | 10.6 | 10.5 | 10.4 | 10.3 | 9.9 | 9.4 |
| Finance charge-offs | — | — | — | — | — | — | — | — |
| Total managed yield | $ 9.8 | $ 10.3 | $ 10.6 | $ 10.5 | $ 10.4 | $ 10.3 | $ 9.9 | $ 9.4 |

The calculation of Combined principal net charge-offs used in our Combined principal net charge-off ratio, annualized follows (in millions):

| | At or for the Three Months Ended | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | | | | 2023 | | | |
| | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 |
| Gross charge-offs | $ 1.5 | $ 3.1 | $ 3.5 | $ 1.8 | $ 1.1 | $ 0.9 | $ 0.8 | $ 1.0 |
| Finance charge-offs (1) | — | — | — | — | — | — | — | — |
| Recoveries | (0.6) | (0.7) | (0.7) | (0.5) | (0.5) | (0.5) | (0.5) | (0.4) |
| Combined principal net charge-offs | $ 0.9 | $ 2.4 | $ 2.8 | $ 1.3 | $ 0.6 | $ 0.4 | $ 0.3 | $ 0.6 |

(1) Finance charge-offs are included as a component of our Provision for credit losses in the accompanying consolidated statements of income.

Financial, operating and statistical metrics for our Auto Finance segment are detailed (in thousands; percentages of total) in the following tables:

**At or for the Three Months Ended**

**2024**

| | Dec. 31 | % of Period-end managed receivables | Sep. 30 | % of Period-end managed receivables | Jun. 30 | % of Period-end managed receivables | Mar. 31 | % of Period-end managed receivables |
|---|---|---|---|---|---|---|---|---|
| Period-end managed receivables (1) | $ 108,982 | | $ 110,638 | | $ 117,951 | | $ 122,321 | |
| 30-59 days past due | $ 7,590 | 7.0% | $ 8,873 | 8.0% | $ 9,200 | 7.8% | $ 7,796 | 6.4% |
| 60-89 days past due | $ 3,217 | 3.0% | $ 3,801 | 3.4% | $ 3,834 | 3.3% | $ 3,031 | 2.5% |
| 90 or more days past due | $ 4,723 | 4.3% | $ 5,305 | 4.8% | $ 4,944 | 4.2% | $ 3,220 | 2.6% |
| Average managed receivables | $ 109,810 | | $ 114,295 | | $ 120,136 | | $ 120,183 | |
| Total managed yield ratio, annualized (2) | 35.7% | | 36.0% | | 35.3% | | 34.9% | |
| Combined principal net charge-off ratio, annualized (3) | 3.3% | | 8.4% | | 9.3% | | 4.3% | |
| Recovery ratio, annualized (4) | 2.2% | | 2.4% | | 2.3% | | 1.7% | |

**At or for the Three Months Ended**

**2023**

| | Dec. 31 | % of Period-end managed receivables | Sep. 30 | % of Period-end managed receivables | Jun. 30 | % of Period-end managed receivables | Mar. 31 | % of Period-end managed receivables |
|---|---|---|---|---|---|---|---|---|
| Period-end managed receivables (1) | $ 118,045 | | $ 118,007 | | $ 115,055 | | $ 113,367 | |
| 30-59 days past due | $ 9,421 | 8.0% | $ 8,627 | 7.3% | $ 8,070 | 7.0% | $ 6,145 | 5.4% |
| 60-89 days past due | $ 3,373 | 2.9% | $ 3,278 | 2.8% | $ 3,047 | 2.6% | $ 1,977 | 1.7% |
| 90 or more days past due | $ 3,542 | 3.0% | $ 2,607 | 2.2% | $ 1,699 | 1.5% | $ 1,942 | 1.7% |
| Average managed receivables | $ 118,026 | | $ 116,531 | | $ 114,211 | | $ 109,317 | |
| Total managed yield ratio, annualized (2) | 35.2% | | 35.4% | | 34.7% | | 34.4% | |
| Combined principal net charge-off ratio, annualized (3) | 2.0% | | 1.7% | | 1.1% | | 2.2% | |
| Recovery ratio, annualized (4) | 1.7% | | 1.7% | | 1.8% | | 1.5% | |

(1) Period-end managed receivables equal the corresponding amount of loans at amortized cost included in Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components" in our consolidated financial statements.
(2) The total managed yield ratio, annualized is calculated using the annualized Total managed yield as the numerator and Period-end average managed receivables as the denominator.
(3) The Combined principal net charge-off ratio, annualized is calculated using the annualized Combined principal net charge-offs as the numerator and Period-end average managed receivables as the denominator.
(4) The Recovery ratio, annualized is calculated using annualized Recoveries as the numerator and Period-end average managed receivables as the denominator.

**Managed receivables.** Recent stress noted at some dealer locations has resulted in higher than anticipated credit losses associated with floorplan loans. When coupled with increased delinquencies associated with the underlying consumers loans, we have experienced period over period declines in our managed receivables for the third and fourth quarter of 2024. We expect modest growth in the level of our managed receivables for 2025 although we may continue to be below managed receivables levels (when compared to the same periods in prior years ) for the next few quarters as we rebuild our receivables base and CAR expands within its current geographic footprint and continues plans for service area expansion. Although we continue to expand our CAR operations, the Auto Finance segment faces strong competition from other specialty finance lenders, as well as the indirect effects on us of our buy-here, pay-here dealership partners' competition with other franchise dealerships for consumers interested in purchasing automobiles. We continually evaluate bulk purchases of receivables and experienced good growth in our receivables base throughout 2023 resulting from several bulk purchases; however, the timing and size of such purchases are difficult to predict.

**Delinquencies and charge-offs.** Delinquent loans reflect the principal, fee and interest components of loans we did not collect on or prior to the contractual due date and are considered "past due". While we have experienced recent increases in our delinquency rates (and related charge-offs), we do not believe they will have a significantly adverse impact on our results of operations in 2025 as we have established appropriate reserves for these losses. Even at slightly elevated rates, we earn significant yields on CAR's receivables and have significant dealer reserves (i.e., retainages or holdbacks on the amount of funding CAR provides to its dealer customers) and other collateral to protect against meaningful credit losses. Delinquency rates also tend to fluctuate based on seasonal trends and historically are lower in the second quarter of each year as seen above due to the benefits of strong payment patterns associated with tax refunds for many consumers.

**Total managed yield ratio, annualized.** We have experienced modest fluctuations in our total managed yield ratio largely impacted by the relative mix of receivables in various products offered by CAR as some shorter-term product offerings tend to have higher yields. Yields on our CAR products over the last few quarters are consistent with our expectations over the coming quarters. Further, we expect our total managed yield ratio to remain in line with current experience, with moderate fluctuations based on relative growth or declines in average managed receivables for a given quarter. These variations depend on the relative mix of receivables in our various product offerings.

**Combined principal net charge-off ratio, annualized and recovery ratio, annualized.** We charge off auto finance receivables when they are between 120 and 180 days past due, unless the collateral is repossessed and sold before that point, in which case we will record a charge off when the proceeds are received. Combined principal net charge-off ratios in the above table reflect the lower delinquency rates we have recently experienced. Increases in our Combined principal net charge-off ratios throughout 2023 are indicative of our charge off levels returning to historically normalized levels (i.e., those periods prior to COVID-19 and the related government stimulus programs). While we anticipate our charge offs to be incurred ratably across our portfolio of dealers, specific dealer-related losses are difficult to predict and can negatively influence our combined principal net charge-off ratio as was evidenced throughout 2024. We continually re-assess our dealers and will take appropriate action if we believe a particular dealer's risk characteristics adversely change. While we have appropriate dealer reserves to mitigate losses across the majority of our pool of receivables, the timing of recognition of these reserves as an offset to charge offs is largely dependent on various factors specific to each of our dealer partners including ongoing purchase volumes, outstanding balances of receivables and current performance of outstanding loans. As such, the timing of charge-off offsets is difficult to predict; however, we believe that these reserves are adequate to offset any loss exposure we may incur. Additionally, the products we issue in the U.S. territories do not have dealer reserves with which we can offset losses. We also expect our recovery rate to fluctuate modestly from quarter to quarter due to the timing of the sale of repossessed autos.

## Definitions of Certain Non-GAAP Financial Measures

**Total managed yield ratio, annualized.** Represents an annualized fraction, the numerator of which includes (as appropriate for each applicable disclosed segment) the: 1) finance charge and late fee income billed on all consolidated outstanding receivables and the amortization of merchant fees, collectively included in the consumer loans, including past due fees category on our consolidated statements of income; plus 2) credit card fees (including over-limit fees, cash advance fees, returned check fees and interchange income), earned, amortized amounts of annual membership fees with respect to certain credit card receivables, collectively included in our fees and related income on earning assets category on our consolidated statements of income; plus 3) servicing, other income and other activities collectively included in our other revenue category on our consolidated statements of income; minus 4) finance charge and fee losses from consumers unwilling or unable to pay their receivables balances, as well as from bankrupt and deceased consumers. The denominator is our average managed receivables.

*Combined principal net charge-off ratio, annualized.* Represents an annualized fraction, the numerator of which is the aggregate consolidated amounts of principal losses from consumers unwilling or unable to pay their receivables balances, as well as from bankrupt and deceased consumers, less current-period recoveries (including recoveries from dealer reserve offsets for our CAR operations), as reflected in Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components" and Note 6 "Fair Values of Assets and Liabilities" and the denominator of which is average managed receivables. Recoveries on managed receivables represent all amounts received related to managed receivables that previously have been charged off, including payments received directly from consumers and proceeds received from the sale of those charged-off receivables. Recoveries typically have represented less than 2% of average managed receivables.

*Interest expense ratio, annualized.* Represents an annualized fraction, the numerator of which is the annualized interest expense associated with the CaaS segment (See Note 3, "Segment Reporting" to our consolidated financial statements) and the denominator of which is average managed receivables.

*Net interest margin ratio, annualized.* Represents the Total managed yield ratio, annualized less the Combined principal net charge-off ratio, annualized less the Interest expense ratio, annualized.

## LIQUIDITY, FUNDING AND CAPITAL RESOURCES

Our primary focus is expanding the reach of our financial technology in order to grow our private label credit and general purpose credit card receivables and generate revenues from these investments that will allow us to maintain consistent profitability. Increases in new and existing retail partnerships and the expansion of our investments in general purpose credit card finance products have resulted in year-over-year growth of total managed receivables levels, and we expect growth to continue in the coming quarters.

Accordingly, we will continue to focus on (i) obtaining the funding necessary to meet capital needs required by the growth of our receivables, (ii) adding new retail partners to our platform to continue growth of the private label credit receivables, (iii) growing general purpose credit card receivables, (iv) effectively managing costs, and (v) repurchasing outstanding shares of our common and preferred stock. We believe our unrestricted cash, future cash provided by operating activities, availability under our debt facilities, and access to the capital markets will provide adequate resources to fund our operating and financing needs.

All of our CaaS segment's structured financing facilities are expected to amortize down with collections on the receivables within their underlying trusts and should not represent significant refunding or refinancing risks to our consolidated balance sheets. Facilities that could represent near-term and longer-term refunding or refinancing needs as of December 31, 2024 are those associated with the following notes payable in the amounts indicated (in millions):

| | | |
|---|---|---|
| Revolving credit facility (expiring April 10, 2025) that is secured by certain receivables and restricted cash | $ | 14.5 |
| Revolving credit facility (expiring March 29, 2025) that is secured by restricted cash | | 30.0 |
| Class B preferred units issued to noncontrolling interests(1) | | 50.0 |
| Total short term refinancing needs (within 12 months) | $ | 94.5 |
| Revolving credit facility (expiring July 20, 2026) that is secured by certain receivables and restricted cash | | 74.6 |
| Revolving credit facility (expiring October 30, 2026) that is secured by certain receivables and restricted cash | | 49.8 |
| Revolving credit facility (expiring December 1, 2026) that is secured by certain assets | | 36.1 |
| Revolving credit facility (expiring July 15, 2027) that is secured by certain receivables and restricted cash | | 50.0 |
| Revolving credit facility (expiring August 30, 2027) that is secured by certain receivables and restricted cash | | 12.5 |
| Total long term refinancing needs (in excess of 12 months) | $ | 223.0 |
| Total refinancing needs | $ | 317.5 |

1) In March 2025, we redeemed the remaining 50.0 million of Class B preferred units at $1.00 per unit plus accrued but unpaid interest thereon.

Based on the state of the debt capital markets, the performance of our assets that serve as security for the above facilities, and our relationships with lenders, we view imminent refunding or refinancing risks with respect to the above facilities as moderate in the current environment. We believe that the quality of our new receivables should allow us to raise more capital through increasing the size of our facilities with our existing lenders and attracting new lending relationships, albeit at increased costs due to the aforementioned recent interest rate increases. Further details concerning the above debt facilities and other debt facilities we use to fund the acquisition of receivables are provided in Note 10, "Notes Payable," to our consolidated financial statements included herein.

In November 2021, we issued $150.0 million aggregate principal amount of 6.125% Senior Notes due 2026 (the "2026 Senior Notes"). The 2026 Senior Notes are general unsecured obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured and unsubordinated indebtedness, and will rank senior in right of payment to the Company's future subordinated indebtedness, if any. The 2026 Senior Notes are effectively subordinated to all of the Company's existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness, and the 2026 Senior Notes are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of the Company's subsidiaries (excluding any amounts owed by such subsidiaries to the Company). The 2026 Senior Notes bear interest at the rate of 6.125% per annum. Interest on the 2026 Senior Notes is payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year. The 2026 Senior Notes will mature on November 30, 2026. We are amortizing fees associated with the issuance of the 2026 Senior Notes into interest expense over the expected life of such notes. Amortization of these fees for the year ended December 31, 2024 and 2023 totaled $1.4 million and $1.4 million, respectively. We repurchased $0.4 million and $1.4 million of the outstanding principal amount of these 2026 Senior Notes in the year ended December 31, 2024 and 2023, respectively.

In January and February 2024, we issued an aggregate of $57.2 million aggregate principal amount of 2029 Senior Notes. In July 2024, we issued an additional $60.0 million aggregate principal amount of the 2029 Senior Notes. The 2029 Senior Notes are general unsecured obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured and unsubordinated indebtedness, and will rank senior in right of payment to the Company's future subordinated indebtedness, if any. The 2029 Senior Notes are effectively subordinated to all of the Company's existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness, and the 2029 Senior Notes are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of the Company's subsidiaries (excluding any amounts owed by such subsidiaries to the Company). The 2029 Senior Notes bear interest at the rate of 9.25% per annum. Interest on the 2029 Senior Notes is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. The 2029 Senior Notes will mature on January 31, 2029. We are amortizing fees associated with the issuance of the 2029 Senior Notes into interest expense over the expected life of such notes. Amortization of these fees for the year ended December 31, 2024 totaled $0.8 million.

In June and July 2021, we issued an aggregate of 3,188,533 shares of 7.625% Series B Cumulative Perpetual Preferred Stock, liquidation preference of $25.00 per share (the "Series B preferred stock"), for net proceeds of approximately $76.5 million after deducting underwriting discounts and commissions, but before deducting expenses and the structuring fee. We pay cumulative cash dividends on the Series B preferred stock, when and as declared by our Board of Directors, in the amount of $1.90625 per share each year, which is equivalent to 7.625% of the $25.00 liquidation preference per share.

On August 10, 2022, the Company entered into an At Market Issuance Sales Agreement (the "Preferred Stock Sales Agreement") providing for the sale by the Company of up to an aggregate offering price of $100.0 million of our (i) Series B preferred stock and (ii) 2026 Senior Notes, from time to time through a sales agent, in connection with the Company's "at-the-market" offering program (the "Preferred Stock ATM Program"). On August 26, 2024, we amended and restated the Preferred Stock Sales Agreement to remove our 2026 Senior Notes and to include our 2029 Senior Notes under the Preferred Stock ATM Program. Further, on December 29, 2023, the Company entered into an At-The-Market Sales Agreement (the "Common Stock Sales Agreement") providing for the sale by the Company of its common stock, no par value per share (the "common stock"), up to an aggregate offering price of $50.0 million, from time to time to or through a sales agent, in connection with the Company's Common Stock "at-the-market" offering program (the "Common Stock ATM Program"). Sales pursuant to both the Preferred Stock Sales Agreement and Common Stock Sales Agreement, if any, may be made in transactions that are deemed to be "at-the-market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the NASDAQ Global Select Market. The sales agents will make all sales using commercially reasonable efforts consistent with their normal trading and sales practices up to the amount specified in, and otherwise in accordance with the terms of, the placement notices.

During the years ended December 31, 2024 and 2023, we sold 44,618 shares and 53,727 shares, respectively, of our Series B preferred stock under our Preferred Stock ATM Program for net proceeds of $1.1 million and $1.1 million, respectively. During the years ended December 31, 2024 and 2023, no 2026 Senior Notes were sold under the Company's Preferred Stock ATM Program. During years ended December 31, 2024 and 2023, we sold $24.9 million and $0, respectively, principal amount of our 2029 Senior Notes under our Preferred Stock ATM Program for net proceeds of $24.6 million and $0, respectively.

During the year ended December 31, 2024, we sold 125,000 common shares under the Company's Common Stock ATM Program for net proceeds of $7.1 million. During the year ended December 31, 2023, no common shares were sold under the Company's Common Stock ATM Program.

On November 14, 2019, a wholly-owned subsidiary issued 50.5 million Class B preferred units at a purchase price of $1.00 per unit to an unrelated third party. The units carry a 16% preferred return to be paid quarterly, with up to 6 percentage points of the preferred return to be paid through the issuance of additional units or cash, at our election. The units have both call and put rights and are also subject to various covenants including a minimum book value, which if not satisfied, could allow for the securities to be put back to the subsidiary. In March 2020, the subsidiary issued an additional 50.0 million Class B preferred units under the same terms. A holder of the Class B preferred units may, at its election and with notice, require the Company to redeem part or all of such holder's Class B preferred units for cash at $1.00 per unit, on or after October 14, 2024. The proceeds from the transaction were used for general corporate purposes. The Company has the right to redeem the Class B preferred units at any time with notice. During the year ended December 31, 2024, we redeemed 50.5 million of the Class B preferred units at $1.00 per unit plus accrued but unpaid interest thereon. We have included the issuance of these Class B preferred units as temporary noncontrolling interest on the consolidated balance sheets. Dividends paid on the Class B preferred units are deducted from Net income attributable to controlling interests to derive Net income attributable to common shareholders. See Note 5, "Redeemable Preferred Stock" and Note 13, "Net Income Attributable to Controlling Interests Per Common Share" to our consolidated financial statements for more information.

On November 26, 2014, we and certain of our subsidiaries entered into a Loan and Security Agreement with Dove Ventures, LLC, a Nevada limited liability company ("Dove"). The agreement provided for a senior secured term loan facility in an amount of up to $40.0 million at any time outstanding. On December 27, 2019, the Company issued 400,000 shares of its Series A Preferred Stock with an aggregate initial liquidation preference of $40.0 million, in exchange for full satisfaction of the $40.0 million that the Company owed Dove under the Loan and Security Agreement. Dividends on the preferred stock are 6% per annum (cumulative, non-compounding) and are payable as declared, and in preference to any common stock dividends, in cash. The Series A preferred stock is perpetual and has no maturity date. The Company may, at its option, redeem the shares of Series A preferred stock on or after January 1, 2025 at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends. At the request of the holders of a majority of the shares of the Series A preferred stock, the Company is required to offer to redeem all of the Series A preferred stock at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends, at the option of the holders thereof, on or after January 1, 2024. Upon the election by the holders of a majority of the shares of Series A preferred stock, each share of the Series A preferred stock is convertible into the number of shares of the Company's common stock as is determined by dividing (i) the sum of (a) $100 and (b) any accumulated and unpaid dividends on such share by (ii) an initial conversion price equal to $10 per share, subject to adjustment in certain circumstances to prevent dilution.

At December 31, 2024, we had $375.4 million in unrestricted cash held by our various business subsidiaries. Because the characteristics of our assets and liabilities change, liquidity management is a dynamic process for us, driven by the pricing and maturity of our assets and liabilities. We historically have financed our business through cash flows from operations, asset-backed structured financings and the issuance of debt and equity. Details concerning our cash flows for the years ended December 31, 2024 and 2023 are as follows:

- During the year ended December 31, 2024, we generated $469.4 million of cash flows from operations compared to our generation of $459.3 million of cash flows from operations during the year ended December 31, 2023. While payment rates for our consumers stayed consistent period over period, we experienced an increase in cash provided by operating activities principally related to finance and fee collections associated with growing private label credit and general purpose credit card receivables and increased recoveries on charged-off receivables. Most of this change was due to growth in the underlying receivables (and collections thereon) along with the implementation of new product and pricing changes, which effectively increased the minimum payment amounts required by consumers.

- During the year ended December 31, 2024, we used $747.0 million of cash from our investing activities, compared to use of $672.2 million of cash from investing activities during the year ended December 31, 2023. This increase in cash used is primarily due to marginal increases in the level of net investments in private label credit and general purpose credit card receivables relative to the same period in 2023. For the year ended December 31, 2024, we purchased $2.6 billion in private label and general purpose credit card receivables compared to $2.4 billion for the year ended December 31, 2023. As we continue to grow our receivables base, we would expect for purchases of new receivables to outpace payments thereon throughout 2025.
- During the year ended December 31, 2024, we generated $393.6 million of cash from financing activities, compared to our generating $163.3 million of cash from financing activities during the year ended December 31, 2023. The increase in cash generated is primarily due to the issuance of $142.2 million of 2029 Senior Notes (for net proceeds of $135.3 million after issuance costs) and $7.2 million of common stock (for net proceeds of $7.1 million after issuance costs), both during the year ended December 31, 2024. Offsetting this increase was the repurchase and retirement of 50.5 million of the Class B preferred units at $1.00 per unit plus accrued but unpaid interest thereon. Additionally, we repaid a $17.4 million term note in August 2024. In both periods, the data reflect borrowings associated with private label credit and general purpose credit card receivables offset by net repayments of amortizing debt facilities as payments are made on the underlying receivables that serve as collateral. For the year ended December 31, 2024, when compared to the year ended December 31, 2023, these net draws on debt facilities increased $126.3 million to fund growth in the underlying receivables. As discussed above, we expect to have continued growth in our receivables base and as a result, expect to continue raising additional capital to fund these acquisitions. Additionally, we purchased and retired $17.7 million of our common stock during the year ended December 31, 2023 pursuant to both open market and private purchases and the return of stock by holders of equity incentive awards to pay tax withholding obligations with no corresponding purchases of common stock for the year ended December 31, 2024.

Beyond our immediate financing efforts discussed throughout this Report, we will continue to evaluate debt and equity issuances as a means to fund our investment opportunities. We expect to take advantage of any opportunities to raise additional capital if terms and pricing are attractive to us. Any proceeds raised under these efforts or additional liquidity available to us could be used to fund (1) additional investments in private label credit and general purpose credit card finance receivables as well as the acquisition of credit card receivables portfolios and (2) further repurchases or redemptions of preferred and common stock. Pursuant to share repurchase plans authorized by our Board of Directors, we are authorized to repurchase up to 2,000,000 shares of our common stock and 500,000 shares of our Series B preferred stock through June 30, 2026.

## CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE-SHEET ARRANGEMENTS

### Commitments and Contingencies

We do not currently have any off-balance-sheet arrangements; however, we do have certain contractual arrangements that would require us to make payments or provide funding if certain circumstances occur; we refer to these arrangements as contingent commitments. We do not currently expect that these contingent commitments will result in any material amounts being paid by us. See Note 11, "Commitments and Contingencies," to our consolidated financial statements included herein for further discussion of these matters.

## RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2, "Significant Accounting Policies and Consolidated Financial Statement Components," to our consolidated financial statements included herein for a discussion of recent accounting pronouncements.

## CRITICAL ACCOUNTING ESTIMATES

We have prepared our financial statements in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make estimates and assumptions about future events and apply judgments that affect the reported amounts of certain assets and liabilities, and in some instances, the reported amounts of revenues and expenses during the period. We base our assumptions, estimates, and judgments on historical experience, current events, and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. However, because future events are inherently uncertain and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

On a quarterly basis, we review our significant accounting policies and the related assumptions, in particular, those mentioned below, with the audit committee of the Board of Directors.

### *Measurements for Loans at Fair Value*

Our valuation of loans at fair value is based on the present value of future cash flows using a valuation model of expected cash flows and the estimated cost to service and collect those cash flows. Our valuation model uses inputs that are not observable but reflect our best estimates of the assumptions a market participant would use to calculate fair value and are primarily based on historical performance of similar receivables. These internally-developed estimates of assumptions third-party market participants would use in determining fair value include estimates of gross yield billed by our bank partner, payment rates by consumers, expected credit loss rates due to nonpayment on the receivables, expected servicing costs to collect cash flows, and discount rates which estimate required returns by a purchaser of expected cash flows. We forecast our cash flows based on the individual offer type (for both general purpose credit cards and private label credit) or if two or more offer types share similar performance criteria we may further aggregate those receivables into a single pool for evaluation. While product return requirements among different offers is similar, the individual product offerings (APR, merchant fees, annual fees, etc.) necessary to achieve those returns is often unique to each offer and retailer based on several factors including acceptance rates of the offers by consumers and consumer performance data which often varies by offer type. For each of these identified pools, valuation models are then used to calculate a stream of expected cash flows which are then discounted to derive a net present value.

The estimates for the above mentioned assumptions significantly affect the reported amount (and changes thereon) of our loans at fair value on our consolidated balance sheets and consolidated statements of income. For a qualitative summary of how certain key inputs (derived from the above assumptions) to our valuation model have changed since December 31, 2023, refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, both included in this report. For more information regarding the potential impact that changes in these key inputs might have on our Income before income taxes on our Consolidated Statements of Operations, refer to Item 7A., "Quantitative and Qualitative Disclosures About Market Risk" included elsewhere in this report.

### *Allowance for credit losses*

Through our analysis of loan performance, delinquency data, charge-off data, economic trends and the potential effects of those economic trends on consumers, we establish allowance for credit losses as an estimate of the expected credit losses inherent with those loans, interest and fees receivable that we do not report at fair value. Our loans at amortized cost consist of smaller-balance, homogeneous loans in our Auto Finance segment. These loans are further divided into pools based on common characteristics such as contract or acquisition channel. For each pool, we determine the necessary allowance for credit losses using reasonable and supportable forecasts that analyze some or all of the following attributes unique to each type of receivable pool: historical loss rates on similar loans; current delinquency and roll-rate trends which may indicate consumer loss rates in excess or less than those which historical trends might suggest; the effects of changes in the economy on consumers such as inflation or other macroeconomic changes; changes in underwriting criteria; unfunded commitments (to the extent they are unconditional), and estimated recoveries. The aforementioned inputs are calculated using historical trends over the most recent two year period, and adjusted as needed for current trends and reasonable and supportable forecasts. These inputs are considered in conjunction with (and potentially reduced by) any unearned fees and discounts that may be applicable for an outstanding loan receivable. To the extent that actual results differ from our estimates of credit losses on loans at amortized cost, our results of operations and liquidity could be materially affected.

### ITEM 7A.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**Interest Rate Sensitivity and Market Risk**

In the ordinary course of business, we are exposed to various risks, particularly related to our private label credit and general purpose credit cards as well as our Auto Finance segment. These risks primarily relate to interest rate risk, credit risk, market return risk, payment risk and counterparty risk, each of which is described below.

### *Interest Rate Risk*

Interest rate risk reflects the risk that, as interest rates rise on secured debt, we are unable to reprice the underlying assets that serve as collateral for that debt. Certain of our financing facilities are priced at spreads over floating interest rates (such as SOFR or the Prime Rate) and, as such, increases in those rates could have a negative impact on our results of operations. We mitigate this risk by minimizing the amount of debt subject to interest rate fluctuations with the significant majority of our debt facilities bearing fixed interest rates. To the extent interest rates on our non-fixed interest rate facilities increase, our margin (between a floating cost of funds and a fixed rate interest income stream on the underlying collateral) may become compressed to the extent we are unable to reprice those assets.

All of our Auto Finance segment's loans receivable are fixed rate amortizing loans and typically are not eligible to be repriced. As such, we incur interest rate risks within our Auto Finance segment because funding under our structured financing facilities is priced at a spread over a floating rate benchmark. In a rising rate environment, our net interest margin between a floating cost of funds and a fixed rate interest income stream may become compressed. We believe we are able to effectively mitigate this risk due to the short term nature of many of our CAR receivables and the ability to adjust pricing on new receivable purchases.

The following table summarizes the potential effect on pre-tax earnings over the next 12 months from interest expense, assuming we are unable to reprice the underlying assets that serve as collateral, on that portion of notes payable subject to interest rate volatility. The sensitivity analysis performed by management assumes an immediate hypothetical increase and decrease in market interest rates of 100 basis points (dollars in millions). Actual results could differ materially from these estimates:

| | | Impact on Pre-Tax earnings if Interest Rates: | |
| --- | --- | --- | --- |
| | As of December 31, 2024 | Increase 100 Basis Points | Decrease 100 Basis Points |
| Notes payable subject to interest rate risk | $ 407.5 | $ (4.1) | $ 4.1 |

### Credit Risk

Credit risk is the risk of default that results from a consumer who is unwilling or unable to pay his or her receivable balance. Most receivables associated with our private label credit and general purpose credit cards serve as collateral on debt for which creditors do not have recourse against the general assets of the Company. As such, for these assets, our credit risk is limited to repurchase obligations due to fraud or origination defects. For those assets that do not serve as collateral for debt or for which creditors on collateralized debt have recourse against the general assets of the Company, we are subject to credit risk to the extent we are not able to fully recover the principal balance of the receivable. We minimize this risk through a robust underwriting and fraud detection process designed to minimize losses and comply with applicable laws and our standards. In addition, we believe this risk is mitigated by our deep experience in customer service and collections from more than 25 years of operations.

The following table summarizes (in millions) the potential effect on pre-tax earnings and the potential effect on the fair values of loans on our consolidated balance sheet as of December 31, 2024, based on a sensitivity analysis performed by management assuming an immediate hypothetical change in credit loss rates by 10% for the next 12 months. The sensitivity does not factor in other associative impacts that could occur in such a scenario. This could include both active and passive account actions including limiting purchases, assessments of additional fees or increases in interest rates. The fair value and earnings sensitivities are applied only to financial assets that existed at the balance sheet date, which included our loans, interest and fees receivable, at fair value and our loans, interest and fees receivable, gross. Actual results could differ materially from these estimates:

| | | Impact if Credit Loss Rates: | |
| --- | --- | --- | --- |
| | As of December 31, 2024 | Increase 10 Percent | Decrease 10 Percent |
| Loans at fair value | $ 2,630.3 | $ 2,542.6 | $ 2,718.0 |
| Loans at amortized cost, net | $ 84.3 | $ 83.8 | $ 84.8 |
| Income (loss) before income taxes | | $ (88.2) | $ 88.2 |

### Market Return Risk

We are exposed to the risk of loss that may result from changes in required market rates of return. We are exposed to such market return risk directly through our loans, interest and fees receivable, at fair value which are measured on a recurring basis. Loans, interest and fees receivable, at fair value rely upon unobservable inputs. These are measured at fair value using a discounted cash flow methodology in which the discount rate represents estimates third-party market participants could use in determining fair value. The discount rates for our Loans, interest and fees receivable, at fair value may change due to changes in expected loan performance or changes in the expected returns of similar financial instruments available in the market.

The following table summarizes (in millions) the potential effect on pre-tax earnings and the potential effect on the fair values of loans on our consolidated balance sheet as of December 31, 2024, based on a sensitivity analysis performed by management assuming an immediate hypothetical change in required market rates of return by 10%. The fair value and earnings sensitivities are applied only to financial assets that existed at the balance sheet date, which included all of our loans, interest and fees receivable, at fair value and our loans, interest and fees receivable, gross. Actual results could differ materially from these estimates:

|  | As of December 31, 2024 | Impact if Discount Rates: | |
|  |  | Increase 10 Percent | Decrease 10 Percent |
| --- | --- | --- | --- |
| Loans at fair value | $ 2,630.3 | $ 2,573.7 | $ 2,689.1 |
| Income (loss) before income taxes |  | $ (56.6) | $ 58.8 |

### Payment Risk

Payment risk reflects the risk that changes in the economy could result in reduced payment rates on our receivables, impacting the timing of expected payments from consumers. In a strong economy, consumers' incomes may increase, potentially resulting in increased payment rates. In a weak economy, consumers' incomes may decrease, potentially resulting in decreased payment rates. Reductions in the payment rates mean it will take us longer to collect the underlying cash flows, potentially reducing the fair value of the receivable. Conversely, increases in the payment rate shorten the time period to collect the underlying cash flows, potentially increasing the fair value of the receivable. Similar to our credit risk, we believe this risk is mitigated by our deep experience in customer service and collections from over 25 years of operations. We may also take active and passive account actions including limiting purchases, assessments of additional fees or increases in interest rates if results indicate a possible exposure.

The following table summarizes (in millions) the potential effect on pre-tax earnings and the potential effect on the fair values of loans on our consolidated balance sheet as of December 31, 2024, based on a sensitivity analysis performed by management assuming an immediate hypothetical change in payment rates by 10% for the next 12 months. The sensitivity does not factor in other associative impacts that could occur in such a scenario. This could include both active and passive account actions including limiting purchases, assessments of additional fees or increases in interest rates. The fair value and earnings sensitivities are applied only to financial assets that existed at the balance sheet date, which included only our loans, interest and fees receivable, at fair value. Actual results could differ materially from these estimates:

|  | As of December 31, 2024 | Impact if Payment Rates: | |
|  |  | Increase 10 Percent | Decrease 10 Percent |
| --- | --- | --- | --- |
| Loans at fair value | $ 2,630.3 | $ 2,831.8 | $ 2,428.8 |
| Income (loss) before income taxes |  | $ 201.5 | $ (201.5) |

### Counterparty Risk

We are subject to risk if a counterparty chooses not to renew a borrowing agreement and we are unable to obtain financing to acquire loans. We seek to mitigate this risk by ensuring that we have sufficient borrowing capacity with a variety of well-established counterparties to meet our funding needs. As of December 31, 2024, we had total borrowings associated with our loans at fair value and our loans at amortized cost of $2.2 billion. Refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity, Funding and Capital Resources" and Note 10 "Notes Payable" to our consolidated financial statements included herein for further information on our outstanding Notes Payable.

### ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements in Item 15, "Exhibits and Financial Statement Schedules."

# ITEM 9.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On April 1, 2024, Atlanticus Holdings Corporation dismissed BDO USA, P.C. ("BDO") as its independent registered public accounting firm and appointed Deloitte & Touche LLP ("Deloitte") as its independent registered public accounting firm for the Company's fiscal year ending December 31, 2024. The decision to dismiss BDO and appoint Deloitte was approved by the Audit Committee of the Board of Directors (the "Audit Committee") of the Company.

BDO's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022 and the effectiveness of Atlanticus' internal control over financial reporting did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through April 1, 2024, there were (i) no disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K ("Regulation S-K") under the Securities Exchange Act of 1934, as amended, and the related instructions) between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to BDO's satisfaction, would have caused BDO to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such years, and (ii) no "reportable events" (within the meaning of Item 304(a)(1)(v) of Regulation S-K), other than, as previously disclosed, a material weakness in the Company's internal control over financial reporting at June 30, 2023, March 31, 2023 and December 31, 2022. The material weakness related to the implementation of effective review controls and retention of sufficient documentary evidence to support the precision of review over the development of cash flow forecasts used in the calculation of the fair value estimate of loans, interest and fees receivable at fair value. The material weakness described above did not result in a misstatement to the Company's annual or interim consolidated financial statements. As of September 30, 2023, the Company had remediated the material weakness. This reportable event was discussed among the Company's management, the Audit Committee and BDO. BDO has been authorized by the Company to respond fully to the inquiries of Deloitte, the successor accountant, concerning this reportable event.

A copy of BDO's letter addressed to the SEC stating whether or not it agrees with the statements made by the Company dated April 4, 2024, is filed as Exhibit 16.1 hereto.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through April 1, 2024, neither the Company nor anyone acting on its behalf has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements or the effectiveness of internal control over financial reporting, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

## ITEM 9A.    CONTROLS AND PROCEDURES

### *Evaluation of Disclosure Controls and Procedures*

As of December 31, 2024, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Act) was carried out on behalf of Atlanticus Holdings Corporation and our subsidiaries by our management and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer). Our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2024 because of the material weakness in our internal control over financial reporting identified below.

Notwithstanding this material weakness, the Company has concluded that no material misstatements exist in the consolidated financial statements as filed in the Form 10-K, and such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Accordingly, there are no changes to the Company's previously reported consolidated financial statements.

*Management's Report on Internal Control over Financial Reporting*

Management of Atlanticus Holdings Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Act) for Atlanticus Holdings Corporation and our subsidiaries. Our management conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2024, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") *Internal Control-Integrated Framework (2013 framework)*.

In Management's Report on Internal Control over Financial Reporting included in this Annual Report on Form 10-K, as a result of the material weakness described below, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024, based on criteria in the COSO 2013 framework.

As of December 31, 2024, the Company's management determined a material weakness in its internal control over financial reporting exists related to management's failure to adequately design and implement internal controls to determine whether or not each of the inputs into the Company's valuation model for its Loans at fair value were consistent with U.S. GAAP.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report which expresses an adverse opinion on the Company's internal control over financial reporting as of December 31, 2024, which is included below.

*Remediation Plan*

The Company's management is committed to maintaining a strong internal control environment. In response to the material weakness identified above, management, with the oversight of the Audit Committee of the Board of Directors, evaluated the material weakness described above and designed a remediation plan to enhance the Company's internal control environment. To remediate the material weakness, the Company's management will implement a new control designed to evaluate the appropriateness in accordance with U.S. GAAP of all inputs used in the Company's valuation model for its Loans at fair value. We will assess the ongoing operating effectiveness of the newly designed control in future periods. The material weakness cannot be considered remediated until the applicable control has operated for a sufficient period of time and we have concluded, through testing, that this control is operating effectively.

*Changes in Internal Control Over Financial Reporting*

During the quarter ended December 31, 2024, except for the material weakness identified above, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Act) occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

*Limitations on Controls*

The Company's management, including its principal executive officer and principal financial officer, do not expect that the Company's disclosure controls and procedures or the Company's internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Atlanticus Holdings Corporation

## Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Atlanticus Holdings Corporation and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 13, 2025, expressed an unqualified opinion on those financial statements.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Material Weakness**

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: Management failed to adequately design and implement internal controls to determine whether each of the inputs into the Company's valuation model for its Loans at fair value were consistent with generally accepted accounting principles. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP
Atlanta, GA
March 13, 2025

**ITEM 9B.     OTHER INFORMATION**

During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

**ITEM 9C.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not Applicable.

**PART III**

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by this Item will be set forth in our Proxy Statement for the 2025 Annual Meeting of Shareholders in the sections entitled "Proposal One: Election of Directors," "Executive Officers of Atlanticus," "Delinquent Section 16(a) Reports" and "Corporate Governance" and is incorporated by reference.

**ITEM 11. EXECUTIVE COMPENSATION**

The information required by this Item will be set forth in our Proxy Statement for the 2025 Annual Meeting of Shareholders in the section entitled "Executive and Director Compensation" and is incorporated by reference.

**ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this Item will be set forth in our Proxy Statement for the 2025 Annual Meeting of Shareholders in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated by reference.

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this Item will be set forth in our Proxy Statement for the 2025 Annual Meeting of Shareholders in the sections entitled "Related Party Transactions" and "Corporate Governance" and is incorporated by reference.

**ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this Item will be set forth in our Proxy Statement for the 2025 Annual Meeting of Shareholders in the section entitled "Auditor Fees" and is incorporated by reference.

**ITEM 15.**    **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

The following documents are filed as part of this Report:

**1. Financial Statements**


**INDEX TO FINANCIAL STATEMENTS**


**2. Financial Statement Schedules**

None.

**3. Exhibits**

| Exhibit Number | Description of Exhibit | Incorporated by Reference from Atlanticus' SEC Filings Unless Otherwise Indicated(1) |
|---|---|---|
| 3.1 | Amended and Restated Articles of Incorporation | November 8, 2022, Form 10-Q, exhibit 3.1 |
| 3.1(a) | Articles of Amendment Establishing Cumulative Convertible Preferred Stock, Series A (included as Exhibit B to Exhibit 3.1 hereto) | November 8, 2022, Form 10-Q, exhibit 3.1 |
| 3.1(b) | Amended and Restated Articles of Amendment Establishing the 7.625% Series B Cumulative Perpetual Preferred Stock (included as Exhibit C to Exhibit 3.1 hereto) | November 8, 2022, Form 10-Q, exhibit 3.1 |
| 3.2 | Amended and Restated Bylaws (as amended through May 12, 2017) | May 16, 2017, Form 8-K, exhibit 3.2 |
| 4.1 | Description of Atlanticus Holdings Corporation's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 | March 4, 2024, Form 10-K, exhibit 4.1 |
| 4.2 | Form of common stock certificate | March 30, 2016, Form 10-K, exhibit 4.1 |
| 4.3 | Indenture, dated as of November 22, 2021, by and between Atlanticus Holdings Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee | November 22, 2021, Form 8-K, exhibit 4.1 |
| 4.3(a) | First Supplemental Indenture, dated as of November 22, 2021, by and between Atlanticus Holdings Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee | November 22, 2021, Form 8-K, exhibit 4.2 |
| 4.3(b) | Form of 6.125% Senior Notes due 2026 (included in Exhibit 4.3(a) | November 22, 2021, Form 8-K, exhibit 4.3 |
| 4.3(c) | Second Supplemental Indenture, dated as of January 30, 2024, by and between Atlanticus Holdings Corporation and U.S. Bank Trust Company, National Association, as trustee | February 2, 2024, Form 8-K, exhibit 4.1 |

| Exhibit Number | Description of Exhibit | Incorporated by Reference from Atlanticus' SEC Filings Unless Otherwise Indicated(1) |
| --- | --- | --- |
| 4.3(d) | Form of Additional 6.125% Senior Notes due 2026 (included in Exhibit 4.3(c)) | February 2, 2024, Form 8-K, exhibit 4.2 |
| 4.3(e) | Third Supplemental Indenture, dated as of January 30, 2024, by and between Atlanticus Holdings Corporation and U.S. Bank Trust Company, National Association, as trustee | January 30, 2024, Form 8-K, exhibit 4.1 |
| 4.3(f) | Form of 9.25% Senior Notes due 2029 – Initial Offering (included in Exhibit 4.3(e)) | January 30, 2024, Form 8-K, exhibit 4.2 |
| 4.3(g) | Fourth Supplemental Indenture, dated as of July 26, 2024, by and between Atlanticus Holdings Corporation and U.S. Bank Trust Company, National Association, as trustee | July 30, 2024, Form 8-K, exhibit 4.1 |
| 4.3(h) | Form of 9.25% Senior Notes due 2029 – Add-On Offering (included in Exhibit 4.3(g)) | July 30, 2024, Form 8-K, exhibit 4.2 |
| 4.3(i) | Fifth Supplemental Indenture, dated as of August 26, 2024, by and between Atlanticus Holdings Corporation and U.S. Bank Trust Company, National Association, as trustee | August 26, 2024, Form 8-K, exhibit 4.1 |
| 4.3(j) | Form of 9.25% Senior Notes due 2029 – ATM Offering (included in Exhibit 4.3(i)) | August 26, 2024, Form 8-K, exhibit 4.2 |
| 10.1** | Stockholders Agreement dated as of April 28, 1999 | January 18, 2000, Form S-1, exhibit 10.1 |
| 10.2† | Fourth Amended and Restated 2014 Equity Incentive Plan | April 11, 2019, Definitive Proxy Statement on Schedule 14A, Appendix A |
| 10.2(a)† | Form of Restricted Stock Agreement–Directors | August 14, 2019, Form 10-Q, exhibit 10.2 |
| 10.2(b)† | Form of Restricted Stock Agreement–Employees | August 14, 2019, Form 10-Q, exhibit 10.3 |
| 10.2(c)† | Form of Stock Option Agreement–Directors | August 14, 2019, Form 10-Q, exhibit 10.4 |
| 10.2(d)† | Form of Stock Option Agreement–Employees | August 14, 2019, Form 10-Q, exhibit 10.5 |
| 10.2(e)† | Form of Restricted Stock Unit Agreement–Directors | August 14, 2019, Form 10-Q, exhibit 10.6 |
| 10.2(f)† | Form of Restricted Stock Unit Agreement–Employees | August 14, 2019, Form 10-Q, exhibit 10.7 |
| 10.3† | Second Amended and Restated Employee Stock Purchase Plan | April 10, 2018, Definitive Proxy Statement on Schedule 14A, Appendix A |
| 10.4† | Amended and Restated Employment Agreement, dated March 18, 2021, between Atlanticus Holdings Corporation and David G. Hanna | May 14, 2021, Form 10-Q, exhibit 10.1 |
| 10.5† | Amended and Restated Employment Agreement, dated March 18, 2021, between Atlanticus Holdings Corporation and Jeffrey A. Howard | May 14, 2021, Form 10-Q, exhibit 10.2 |
| 10.6† | Employment Agreement for William R. McCamey | March 28, 2014, Form 10-K, exhibit 10.8 |
| 10.7† | Amended and Restated Consultant Agreement, dated May 1, 2020, between Atlanticus Services Corporation and Denise M. Harrod | May 14, 2021, Form 10-Q, exhibit 10.4 |
| 10.8† | Outside Director Compensation Package | Filed herewith |

| Exhibit Number | Description of Exhibit | Incorporated by Reference from Atlanticus' SEC Filings Unless Otherwise Indicated(1) |
|---|---|---|
| 10.9 | Assumption Agreement dated June 30, 2009 between Atlanticus Holdings Corporation (formerly CompuCredit Holdings Corporation) and Atlanticus Services Corporation (formerly CompuCredit Corporation) | July 7, 2009, Form 8-K, exhibit 10.1 |
| 10.10 | Master Indenture for Perimeter Master Note Business Trust, dated February 8, 2017, among Perimeter Master Note Business Trust, U.S. Bank National Association and Atlanticus Services Corporation | May 15, 2017, Form 10-Q, exhibit 10.1 |
| 10.11* | Purchase Agreement, dated February 8, 2017, among TSO-Fortiva Notes Holdco LP, TSO-Fortiva Certificate Holdco LP, Perimeter Funding Corporation, Atlanticus Services Corporation and Perimeter Master Note Business Trust | March 15, 2022, Form 10-K, exhibit 10.11(k) |
| 10.11(a)* | First Amendment to Purchase Agreement, dated June 11, 2018, among TSO-Fortiva Notes Holdco LP, TSO-Fortiva Certificate Holdco LP, Perimeter Funding Corporation, Access Financing, LLC and Perimeter Master Note Business Trust | March 30, 2020, Form 10-K, exhibit 10.11(k) |
| 10.11(b)* | Second Amendment to Purchase Agreement, dated November 16, 2018, among TSO-Fortiva Notes Holdco LP, TSO-Fortiva Certificate Holdco LP, Perimeter Funding Corporation, Access Financing, LLC and Perimeter Master Note Business Trust | March 30, 2020, Form 10-K, exhibit 10.11(l) |
| 10.11(c) | Third Amendment to Purchase Agreement, dated November 13, 2019, among TSO-Fortiva Notes Holdco LP, TSO-Fortiva Certificate Holdco LP, Perimeter Funding Corporation, Access Financing, LLC and Perimeter Master Note Business Trust | March 30, 2020, Form 10-K, exhibit 10.11(m) |
| 10.11(d)* | Fourth Amendment to Purchase Agreement, dated January 23, 2020, among TSO-Fortiva Notes Holdco LP, TSO-Fortiva Certificate Holdco LP, Perimeter Funding Corporation, Access Financing, LLC and Perimeter Master Note Business Trust | March 30, 2020, Form 10-K, exhibit 10.11(n) |
| 10.11(e)* | Purchase Agreement, dated November 16, 2018, among TSO-Fortiva Notes Holdco LP, Perimeter Funding Corporation, Access Financing, LLC and Perimeter Master Note Business Trust | March 30, 2020, Form 10-K, exhibit 10.11(o) |
| 10.11(f) | First Amendment to Purchase Agreement, dated November 13, 2019, among TSO-Fortiva Notes Holdco LP, Perimeter Funding Corporation, Access Financing, LLC and Perimeter Master Note Business Trust | March 30, 2020, Form 10-K, exhibit 10.11(p) |
| 10.11(g)* | Second Amendment to Purchase Agreement, dated January 23, 2020, among TSO-Fortiva Notes Holdco LP, Perimeter Funding Corporation, Access Financing, LLC and Perimeter Master Note Business Trust | March 30, 2020, Form 10-K, exhibit 10.11(q) |
| 10.11(h) | Trust Agreement, dated February 8, 2017, between Perimeter Funding Corporation and Wilmington Trust, National Association | May 15, 2017, Form 10-Q, exhibit 10.1(c) |
| 10.11(i) | First Amendment to Trust Agreement, dated June 11, 2018, between Perimeter Funding Corporation and Wilmington Trust, National Association | March 30, 2020, Form 10-K, exhibit 10.11(u) |
| 10.12 | Master Indenture for Fortiva Retail Credit Master Note Business Trust, dated November 9, 2018, among Fortiva Retail Credit Master Note Business Trust, U.S. Bank National Association and Access Financing, LLC | March 27, 2019, Form 10-K, exhibit 10.12 |
| 10.12(a)* | Series 2018-One Indenture Supplement for Fortiva Retail Credit Master Note Business Trust, dated November 9, 2018 | March 4, 2024, Form 10-K, exhibit 10.12(a) |
| 10.12(b) | Amended and Restated Trust Agreement, dated November 9, 2018, between FRC Funding Corporation and Wilmington Trust, National Association | March 27, 2019, Form 10-K, exhibit 10.12(b) |

| Exhibit Number | Description of Exhibit | Incorporated by Reference from Atlanticus' SEC Filings Unless Otherwise Indicated(1) |
|---|---|---|
| 10.13 | Amended and Restated Program Management Agreement, dated April 1, 2020, between The Bank of Missouri and Atlanticus Services Corporation | August 14, 2020, Form 10-Q, exhibit 10.1 |
| 10.13(a) | First Amendment to Amended and Restated Program Management Agreement, dated June 30, 2020, between The Bank of Missouri and Atlanticus Services Corporation | August 14, 2020, Form 10-Q, exhibit 10.1(a) |
| 10.13(b)* | Amended and Restated Receivable Sales Agreement, dated April 1, 2020, between The Bank of Missouri and Fortiva Funding, LLC | August 14, 2020, Form 10-Q, exhibit 10.2 |
| 10.13(c) | First Amendment to Amended and Restated Receivable Sales Agreement, dated June 30, 2020, between The Bank of Missouri and Fortiva Funding, LLC | August 14, 2020, Form 10-Q, exhibit 10.2(a) |
| 10.13(d) | Assignment and Assumption Agreement, dated March 24, 2018, among Mid America Bank & Trust Company, Atlanticus Services Corporation and The Bank of Missouri | May 14, 2019, Form 10-Q, exhibit 10.2(b) |
| 10.13(e) | Assignment and Assumption Agreement, dated March 24, 2018, among Mid America Bank & Trust Company, Fortiva Funding, LLC and The Bank of Missouri | May 14, 2019, Form 10-Q, exhibit 10.2(c) |
| 10.14* | Amended and Restated Operating Agreement of Access Financial Holdings, LLC, dated November 14, 2019 | March 30, 2020, Form 10-K, exhibit 10.15 |
| 10.15 | Amended and Restated At Market Issuance Sales Agreement, dated August 26, 2024, between Atlanticus Holdings Corporation and B. Riley Securities, Inc. | August 26, 2024, Form 8-K, exhibit 1.1 |
| 10.16 | At-The-Market Sales Agreement, dated December 29, 2023, between Atlanticus Holdings Corporation and BTIG, LLC | January 2, 2024, Form 8-K, exhibit 1.1 |
| 16.1 | Letter of BDO USA, P.C. to the SEC dated April 4, 2024 | April 5, 2024, Form 8-K, exhibit 16.1 |
| 19.1 | Atlanticus Holdings Corporation Policy Statement Regarding Securities Trading | March 4, 2024, Form 10-K, exhibit 19.1 |
| 21.1 | Subsidiaries of the Registrant | Filed herewith |
| 23.1 | Consent of Deloitte & Touche LLP | Filed herewith |
| 23.2 | Consent of BDO USA, P.C. | Filed herewith |
| 31.1 | Certification of Principal Executive Officer pursuant to Rule 13a-14(a) | Filed herewith |
| 31.2 | Certification of Principal Financial Officer pursuant to Rule 13a-14(a) | Filed herewith |
| 32.1 | Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 | Filed herewith |
| 97.1 | Atlanticus Holdings Corporation Clawback Policy | March 4, 2024, Form 10-K, exhibit 97.1 |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. | Filed herewith |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | Filed herewith |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | Filed herewith |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | Filed herewith |
| 101.PRE | Inline XBRL Taxonomy Presentation Linkbase Document | Filed herewith |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | Filed herewith |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | |

†     Management contract, compensatory plan or arrangement.

*     Certain portions of this document have been omitted because they are both not material and are the type that the Company treats as private or confidential.

**     Filed under CompuCredit Corporation (now Atlanticus Services Corporation) (File No. 000-25751), our predecessor issuer.

## ITEM 16.      FORM 10-K SUMMARY

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 13, 2025.

Atlanticus Holdings Corporation

By:    /s/ Jeffrey A. Howard
Jeffrey A. Howard
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/Jeffrey A. Howard<br>**Jeffrey A. Howard** | President, Chief Executive Officer and Director<br>(Principal Executive Officer) | March 13, 2025 |
| /s/William R. McCamey<br>**William R. McCamey** | Chief Financial Officer<br>(Principal Financial Officer) | March 13, 2025 |
| /s/Mitchell C. Saunders<br>**Mitchell C. Saunders** | Chief Accounting Officer<br>(Principal Accounting Officer) | March 13, 2025 |
| /s/David G. Hanna<br>**David G. Hanna** | Executive Chairman of the Board | March 13, 2025 |
| /s/Denise M. Harrod<br>**Denise M. Harrod** | Director | March 13, 2025 |
| /s/Deal W. Hudson<br>**Deal W. Hudson** | Director | March 13, 2025 |
| /s/Dennis H. James<br>**Dennis H. James** | Director | March 13, 2025 |
| /s/Joann G. Jones<br>**Joann G. Jones** | Director | March 13, 2025 |
| /s/Mack F. Mattingly<br>**Mack F. Mattingly** | Director | March 13, 2025 |

**Report of Independent Registered Public Accounting Firm**

To the shareholders and the Board of Directors of Atlanticus Holdings Corporation

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheet of Atlanticus Holdings Corporation and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of income, cash flows, and shareholders' equity and temporary equity, for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2025, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

**Loans at Fair Value – Refer to Notes 2 and 6 to the Consolidated Financial Statements**

*Critical Audit Matter Description*

The Company has elected the fair value option for Loans at fair value within its Credit as a Service (CaaS) segment, which are valued at $2,630.3 million at December 31, 2024. The estimation of Loans at fair value uses internally developed discounted cash flow models that use inputs that are unobservable and are inherently judgmental and reflect management's best estimates of the assumptions a market participant would use to calculate fair value. Significant unobservable inputs used in the valuation methodology include estimates of future charge-off rates and recovery rates (collectively, "credit losses"), payment rates, yields earned on credit card receivables ("fees assumption"), and servicing cost, as well as the discount rate.

Given management uses complex internally developed models and unobservable inputs to estimate Loans at fair value, performing audit procedures to evaluate management's estimate of the Loans at fair value within the CaaS segment required a high degree of auditor judgment and subjectivity and increased extent of effort, including the need to involve our internal fair value specialists.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the Loans at Fair value within the CaaS segment included the following, among others:

- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including developing a range of independent estimates, and comparing those to the discount rate selected by management.

- For the significant unobservable inputs used in the valuation model including estimates of future charge-off rates and recovery rates (collectively, "credit losses"), payment rates, yields earned on credit card receivables ("fees assumption"), and servicing cost, we performed a quarterly retrospective review of the prior period forecast to actual value.

- With the assistance of our fair value specialists, we developed a range of independent estimates of loan fair value and compared the Company's recorded fair value of loans to this range.

/s/ Deloitte & Touche LLP

Atlanta, GA
March 13, 2025
We have served as the Company's auditor since 2024.

**Report of Independent Registered Public Accounting Firm**

Shareholders and Board of Directors
Atlanticus Holdings Corporation
Atlanta, Georgia

**Opinion on the Consolidated Financial Statements**

We have audited the accompanying consolidated balance sheet of Atlanticus Holdings Corporation (the "Company") as of December 31, 2023, the related consolidated statements of income, shareholders' equity and temporary equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We served as the Company's auditor from 2002 to 2024.
Atlanta, Georgia
March 4, 2024

**Atlanticus Holdings Corporation and Subsidiaries**
**Consolidated Balance Sheets**
*(Dollars in thousands)*

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Assets** | | |
| Unrestricted cash and cash equivalents (including $140.2 million and $158.0 million associated with variable interest entities at December 31, 2024 and December 31, 2023, respectively) | $ 375,416 | $ 339,338 |
| Restricted cash and cash equivalents (including $98.8 million and $20.5 million associated with variable interest entities at December 31, 2024 and December 31, 2023, respectively) | 124,220 | 44,315 |
| Loans at fair value (including $2,542.9 million and $2,128.6 million associated with variable interest entities at December 31, 2024 and December 31, 2023, respectively) | 2,630,274 | 2,173,759 |
| Loans at amortized cost, net (including $4.9 million and $1.8 million of allowance for credit losses at December 31, 2024 and December 31, 2023, respectively; and $19.8 million and $17.9 million of deferred revenue at December 31, 2024 and December 31, 2023, respectively) | 84,332 | 98,425 |
| Property at cost, net of depreciation | 10,519 | 11,445 |
| Operating lease right-of-use assets | 13,878 | 11,310 |
| Prepaid expenses and other assets | 32,068 | 27,853 |
| Total assets | $ 3,270,707 | $ 2,706,445 |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ 72,088 | $ 61,634 |
| Operating lease liabilities | 24,188 | 20,180 |
| Notes payable, net (including $2,128.0 million and $1,795.9 million associated with variable interest entities at December 31, 2024 and December 31, 2023, respectively) | 2,199,448 | 1,861,685 |
| Senior notes, net | 281,552 | 144,453 |
| Income tax liability | 114,068 | 85,826 |
| Total liabilities | 2,691,344 | 2,173,778 |
| **Commitments and contingencies (Note 10)** | | |
| Preferred stock, no par value, 10,000,000 shares authorized: | | |
| Series A preferred stock, 400,000 shares issued and outstanding (liquidation preference - $40.0 million) at December 31, 2024 and December 31, 2023 (Note 5) (1) | 40,000 | 40,000 |
| Class B preferred units issued to noncontrolling interests (Note 5) | 50,000 | 100,250 |
| **Shareholders' Equity** | | |
| Series B preferred stock, no par value, 3,301,179 shares issued and outstanding at December 31, 2024 (liquidation preference - $82.5 million); 3,256,561 shares issued and outstanding at December 31, 2023 (liquidation preference - $81.4 million) (1) | — | — |
| Common stock, no par value, 150,000,000 shares authorized: 14,904,192 and 14,603,563 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively | — | — |
| Paid-in capital | 98,278 | 87,415 |
| Retained earnings | 394,628 | 307,260 |
| Total shareholders' equity attributable to Atlanticus Holdings Corporation | 492,906 | 394,675 |
| Noncontrolling interests | (3,543) | (2,258) |
| Total equity | 489,363 | 392,417 |
| Total liabilities, shareholders' equity and temporary equity | $ 3,270,707 | $ 2,706,445 |

(1) Both the Series A preferred stock and the Series B preferred stock have no par value and are part of the same aggregate 10,000,000 shares authorized.

See accompanying notes.

**Atlanticus Holdings Corporation and Subsidiaries**
**Consolidated Statements of Income**
*(Dollars in thousands, except per share data)*

| | For the Year Ended | |
|---|---|---|
| | December 31, | |
| | 2024 | 2023 |
| Revenue and other income: | | |
| Consumer loans, including past due fees........................................................ | $ 979,814 | $ 879,123 |
| Fees and related income on earning assets .................................................... | 269,771 | 238,775 |
| Other revenue ................................................................................................... | 60,370 | 37,348 |
| Total operating revenue and other income ..................................................... | 1,309,955 | 1,155,246 |
| Other non-operating income............................................................................. | 1,489 | 630 |
| Total revenue and other income ...................................................................... | 1,311,444 | 1,155,876 |
| | | |
| Interest expense............................................................................................... | (160,173) | (109,342) |
| Provision for credit losses .............................................................................. | (16,368) | (2,152) |
| Changes in fair value of loans ......................................................................... | (733,471) | (689,577) |
| Net margin........................................................................................................ | 401,432 | 354,805 |
| | | |
| Operating expenses: | | |
| Salaries and benefits........................................................................................ | (50,143) | (43,906) |
| Card and loan servicing................................................................................... | (118,400) | (100,620) |
| Marketing and solicitation............................................................................... | (56,186) | (52,421) |
| Depreciation .................................................................................................... | (2,715) | (2,560) |
| Other................................................................................................................. | (35,411) | (26,740) |
| Total operating expenses ................................................................................. | (262,855) | (226,247) |
| Income before income taxes............................................................................. | 138,577 | 128,558 |
| Income tax expense .......................................................................................... | (28,471) | (26,604) |
| Net income ....................................................................................................... | 110,106 | 101,954 |
| Net loss attributable to noncontrolling interests ............................................. | 1,190 | 891 |
| Net income attributable to controlling interests .............................................. | 111,296 | 102,845 |
| Preferred stock and preferred unit dividends and discount accretion.............. | (23,928) | (25,198) |
| Net income attributable to common shareholders ............................................ | $ 87,368 | $ 77,647 |
| Net income attributable to common shareholders per common share—basic................. | $ 5.92 | $ 5.35 |
| Net income attributable to common shareholders per common share—diluted.............. | $ 4.77 | $ 4.24 |

See accompanying notes.

**Atlanticus Holdings Corporation and Subsidiaries**
**Consolidated Statements of Shareholders' Equity and Temporary Equity**
**For the Years Ended December 31, 2024 and 2023**
*(Dollars in thousands)*

| | Series B Preferred Stock | | Common Stock | | Paid-In Capital | Retained Earnings (Deficit) | Noncontrolling Interests | Total Equity | Temporary Equity | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares Issued | Amount | Shares Issued | Amount | | | | | Series A Preferred Stock | Class B Preferred Units |
| Balance at January 1, 2023 | 3,204,640 | $ — | 14,453,415 | $ — | $121,996 | $204,415 | $ (1,371) | $325,040 | $ 40,000 | $ 99,950 |
| Accretion of discount associated with issuance of subsidiary equity | — | — | — | — | (300) | — | — | (300) | — | 300 |
| Discount associated with repurchase of preferred stock | — | — | — | — | 16 | — | — | 16 | — | — |
| Series A preferred stock dividends ($1.50 dividend per share) | — | — | — | — | (2,400) | — | — | (2,400) | — | — |
| Series B preferred stock dividends ($0.48 dividend per share) | — | — | — | — | (6,211) | — | — | (6,211) | — | — |
| Class B preferred units dividends ($0.04 dividend per share) | — | — | — | — | (16,303) | — | — | (16,303) | — | — |
| Stock option exercises and proceeds related thereto | — | — | 576,758 | — | 3,405 | — | — | 3,405 | — | — |
| Compensatory stock issuances, net of forfeitures | — | — | 148,546 | — | — | — | — | — | — | — |
| Issuance of series B preferred stock, net | 53,727 | — | — | — | 1,118 | — | — | 1,118 | — | — |
| Contributions by owners of noncontrolling interests | — | — | — | — | — | — | 4 | 4 | — | — |
| Stock-based compensation costs | — | — | — | — | 3,783 | — | — | 3,783 | — | — |
| Redemption and retirement of preferred shares | (1,806) | — | — | — | (45) | — | — | (45) | — | — |
| Redemption and retirement of common shares | — | — | (575,156) | — | (17,644) | — | — | (17,644) | — | — |
| Net income (loss) | — | — | — | — | — | 102,845 | (891) | 101,954 | — | — |
| Balance at December 31, 2023 | 3,256,561 | $ — | 14,603,563 | $ — | $ 87,415 | $307,260 | $ (2,258) | $392,417 | $ 40,000 | $ 100,250 |
| Accretion of discount associated with issuance of subsidiary equity | — | — | — | — | — | (250) | — | (250) | — | 250 |
| Series A preferred stock dividends ($1.50 dividend per share) | — | — | — | — | — | (2,400) | — | (2,400) | — | — |
| Series B preferred stock dividends ($0.48 dividend per share) | — | — | — | — | — | (6,274) | — | (6,274) | — | — |
| Class B preferred units dividends ($0.04 dividend per share) | — | — | — | — | — | (15,004) | — | (15,004) | — | — |
| Stock option exercises and proceeds related thereto | — | — | 49,682 | — | 984 | — | — | 984 | — | — |
| Compensatory stock issuances, net of forfeitures | — | — | 205,301 | — | — | — | — | — | — | — |
| Issuance of common stock | — | — | 125,000 | — | 7,074 | — | — | 7,074 | — | — |
| Issuance of series B preferred stock, net | 44,618 | — | — | — | 1,082 | — | — | 1,082 | — | — |
| Distributions to owners of noncontrolling interests | — | — | — | — | — | — | (148) | (148) | — | — |
| Contributions by owners of noncontrolling interests | — | — | — | — | — | — | 53 | 53 | — | — |
| Stock-based compensation costs | — | — | — | — | 3,897 | — | — | 3,897 | — | — |
| Redemption and retirement of preferred shares and preferred units | — | — | — | — | — | — | — | — | — | (50,500) |
| Redemption and retirement of common shares | — | — | (79,354) | — | (2,174) | — | — | (2,174) | — | — |
| Net income (loss) | — | — | — | — | — | 111,296 | (1,190) | 110,106 | — | — |
| Balance at December 31, 2024 | 3,301,179 | $ — | 14,904,192 | $ — | $ 98,278 | $394,628 | $ (3,543) | $489,363 | $ 40,000 | $ 50,000 |

See accompanying notes.

# Atlanticus Holdings Corporation and Subsidiaries
## Consolidated Statements of Cash Flows
### *(Dollars in thousands)*

| | For the Year Ended December 31, | |
| --- | ---: | ---: |
| | 2024 | 2023 |
| **Operating activities** | | |
| Net income | $ 110,106 | $ 101,954 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation, amortization and accretion, net | 5,187 | 4,043 |
| Provision for credit losses | 16,368 | 2,152 |
| Deferred income tax expense | 30,493 | 37,825 |
| Income from accretion of discount associated with Loans at amortized cost, net | (25,344) | (23,375) |
| Income from merchant fees associated with Loans at fair value | (144,344) | (123,505) |
| Changes in fair value of loans | 733,471 | 689,577 |
| Change in bank partner fees carried at fair value | 1,448 | — |
| Amortization of debt issuance costs | 11,828 | 7,179 |
| Stock-based compensation costs | 3,897 | 3,783 |
| Changes in assets and liabilities: | | |
| Decrease in lease liability | (3,014) | (1,871) |
| Increase in uncollected fees on earning assets | (269,914) | (247,353) |
| Increase (decrease) in income tax liability | (2,251) | (12,688) |
| (Decrease) increase in accounts payable and accrued expenses | 2,535 | 18,414 |
| Other | (1,061) | 3,182 |
| Net cash provided by operating activities | 469,405 | 459,317 |
| | | |
| **Investing activities** | | |
| Proceeds from recoveries on charged off receivables | 44,109 | 51,578 |
| Investments in earning assets | (2,628,894) | (2,516,359) |
| Proceeds from earning assets | 1,839,543 | 1,796,570 |
| Purchases and development of property | (1,789) | (3,992) |
| Net cash used in investing activities | (747,031) | (672,203) |
| | | |
| **Financing activities** | | |
| Noncontrolling interests contributions | 53 | 4 |
| Noncontrolling interests distributions | (148) | — |
| Proceeds from issuance of common stock | 7,074 | — |
| Proceeds from issuance of Series B preferred stock, net of issuance costs | 1,082 | 1,118 |
| Preferred stock and preferred unit dividends | (25,741) | (24,910) |
| Proceeds from exercise of stock options | 984 | 3,405 |
| Purchase and retirement of outstanding stock and preferred units | (52,674) | (17,673) |
| Proceeds from issuance of Senior notes, net of issuance costs | 135,252 | — |
| Proceeds from borrowings | 893,971 | 955,278 |
| Repayment of borrowings | (566,244) | (753,877) |
| Net cash provided by financing activities | 393,609 | 163,345 |
| **Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents** | — | 2 |
| Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents | 115,983 | (49,539) |
| Cash and cash equivalents and restricted cash equivalents at beginning of period | 383,653 | 433,192 |
| Cash and cash equivalents and restricted cash equivalents at end of period | $ 499,636 | $ 383,653 |
| **Cash and cash equivalents, and restricted cash and cash equivalents at end of period** | | |
| Unrestricted cash and cash equivalents | $ 375,416 | $ 339,338 |
| Restricted cash and cash equivalents | 124,220 | 44,315 |
| Cash and cash equivalents, and restricted cash and cash equivalents at end of period | $ 499,636 | $ 383,653 |
| **Supplemental cash flow information** | | |
| Cash paid for interest | $ 145,669 | $ 99,450 |
| Cash paid for income taxes, net of refunds | $ 229 | $ 1,467 |
| Accretion of discount associated with issuance of subsidiary equity | $ 250 | $ 300 |
| (Decrease) increase in accrued and unpaid preferred stock and preferred unit dividends | $ (2,063) | $ 4 |

See accompanying notes.

**Atlanticus Holdings Corporation and Subsidiaries**
**Notes to Consolidated Financial Statements**
**December 31, 2024 and 2023**

## 1. Description of Our Business

Our accompanying consolidated financial statements include the accounts of Atlanticus Holdings Corporation (the "Company") and those entities we control.

We are a purpose driven financial technology company. We are primarily focused on facilitating consumer credit through the use of our financial technology and related services. We provide technology and other support services to lenders who offer an array of financial products and services, including private label and general purpose card products, to consumers who may have been declined by other providers of credit. Private label and general purpose card products are originated by The Bank of Missouri and WebBank (collectively, our "bank partners"). Our bank partners originate these accounts through multiple channels, including retail and healthcare point-of-sale locations, direct mail solicitation, digital marketing and partnerships with third parties.

In these Notes to Consolidated Financial Statements, "receivables" or "loans" typically refer to receivables we have purchased from our bank partners or from other third parties.

We are principally engaged as a program manager, providing a technology platform and corresponding services to lenders in the U.S. to assist those lenders with offering products to consumers. These lenders pay us a fee and, in most circumstances, the lenders are then obligated to sell us the receivables they generate from these products. We acquire these receivables for the principal amount of the loan. For certain of our receivables, we also receive merchant fees from our retail partners that are used to enhance our returns for those receivables.

We compensate our bank partners monthly for the regulatory oversight they provide associated with our acquired receivables, the underlying accounts of which they continue to own and service. This compensation is based on both fixed and variable components dependent on the underlying performance of the acquired receivables (collectively, "Bank partner fees"). As we are obligated to compensate our bank partners for the duration of the underlying account, we recognize the fair value of these Bank partner fees within Card and loan servicing on the accompanying Consolidated Statements of Income on the date we acquire the underlying receivable.

We service the underlying receivables on behalf of our bank partners by providing and/or managing the ongoing customer service activities in the form of processing payments, providing regular notices of statement activity, and resolving customer complaints, billing disputes, and fraud claims. Our bank partners continue to own the underlying consumer accounts that they originate and provide regulatory oversight in the form of reviewing, approving the development of consumer finance programs and approving all related marketing materials, establishing the policies and procedures that govern the operation of the consumer finance programs, reviewing and approving customer complaint correspondence, performing ongoing compliance monitoring and testing and audits of the consumer finance programs, and providing settlement services between us and our retail partners. From time to time, we also purchase receivables portfolios from third parties other than our bank partners. These products and services are reported through two reportable segments, Credit as a Service ("CaaS") and Auto Finance.

Within our CaaS segment, we apply our technology solutions, in combination with the experiences gained, and infrastructure built from servicing over $42 billion in consumer loans over more than 25 years of operating history, to support lenders in offering more inclusive financial services. These products include private label credit cards using the Fortiva and Curae brand names as well as merchant associated brands. Private label credit products associated with the healthcare space are generally issued under the Curae brand while all other retail partnerships, including those in consumer electronics, furniture, elective medical procedures, and home-improvement use the Fortiva brand or use our retail partners' brands. Our general purpose credit cards use the Aspire, Imagine and Fortiva brand names. Our flexible technology solutions allow our bank partners to integrate our paperless process and instant decisioning platform with the existing infrastructure of participating retailers, healthcare providers and other service providers. Using our technology and proprietary predictive analytics, lenders can make instant credit decisions utilizing hundreds of inputs from multiple sources and thereby offer credit to consumers overlooked by many providers of financing that focus exclusively on consumers with higher FICO scores. Atlanticus' decisioning platform is enhanced by artificial intelligence and machine learning, enabling fast, sound decision-making when it matters most.

We also report within our CaaS segment: 1) servicing income; and 2) gains or losses associated with notes receivable and equity investments previously made in consumer technology platforms. These include investments in companies engaged in mobile technologies, marketplace lending and other financial technologies. None of these companies are publicly-traded, and the carrying values of our investments in these companies are not material.

Within our Auto Finance segment, our CAR subsidiary operations principally purchase and/or service loans secured by automobiles from or for, and also provide floor plan financing for, a pre-qualified network of independent automotive dealers and automotive finance companies in the buy-here, pay-here, used car business. We purchase auto loans at a discount and with dealer retentions or holdbacks that provide risk protection. Also within our Auto Finance segment, we are providing certain installment lending products in addition to our traditional loans secured by automobiles.

## 2.    Significant Accounting Policies and Consolidated Financial Statement Components

The following is a summary of significant accounting policies we follow in preparing our consolidated financial statements, as well as a description of significant components of our consolidated financial statements. The consolidated financial statements furnished have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements, as well as the reported amounts of revenues and expenses during each reporting period. We base these estimates on information available to us as of the date of the financial statements. Actual results could differ materially from these estimates. Certain estimates, such as credit losses, payment rates, servicing costs, discount rates and yields earned on credit card receivables, significantly affect the reported amount (and changes thereon) of our Loans at fair value on our consolidated balance sheets and consolidated statements of income.

In the fourth quarter of 2024, we revised our methodology to correct the cumulative impact of an error in the discounted cash flow analysis used in the calculation of our Loans at fair value. This revision removed the impacts of cash flows associated with subsequent purchases associated with consumer receivables and cash flows on related merchant fees. These changes in the calculation of our Loans at fair value did not result in a restatement of our consolidated financial statements in prior periods due to the immateriality of this error on prior period results. Additionally, we revised the presentation of our consolidated statement of shareholders' equity and temporary equity to present the preferred stock and preferred unit dividends on an individual instrument basis, including the dividends per share. Finally, we revised the presentation of our consolidated statement of cash flows to (1) present the income from accretion of discounts associated with loans from amortized cost, net separate from the income from merchant fees associated with loans at fair value, (2) include a reconciliation of the unrestricted cash and cash equivalents and restricted cash and cash equivalents to arrive at the ending cash and cash equivalents and restricted cash at end of period and 3) reclassify lease liability payments to Decrease in lease liability below changes in assets and liabilities. These changes in presentation had no effect on our consolidated total equity or consolidated net cash provided by operating activities or ending cash and cash equivalents and restricted cash, and our historical consolidated statement of shareholders' equity and temporary equity and consolidated statement of cash flows were revised for consistent presentation. Certain disclosures have been revised to conform to current year presentation.

Recent rules enacted by the Consumer Financial Protection Bureau ("CFPB"), which, if implemented, would further limit the late fees charged to consumers in most instances, are expected to adversely impact the revenue recognized on our receivables. In order to mitigate these impacts and continue to serve consumers, we have worked collaboratively with our bank partners to assist them in taking a number of steps, from modifying products and policies (such as further tightening the criteria used to evaluate new loans) to changing prices (including increasing interest rates and fees charged to consumers). While our bank partners have the flexibility to unilaterally make changes to program offerings and must approve all changes to existing or new program offerings, we are only obligated to acquire receivables originated by the bank that utilized mutually agreed upon underwriting standards. The changes will take several quarters to fully implement.

We maintain two categories of Loans on our consolidated balance sheets: those that are carried at fair value (Loans at fair value) and those that are carried at net amortized cost (Loans at amortized cost).

*Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's policy is to consolidate the financial statements of entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or variable interest entity ("VIE") and if the accounting guidance requires consolidation. For more information on the Company's VIEs, see Note 8 "Variable Interest Entities".

*Unrestricted Cash and Cash Equivalents*

Unrestricted cash and cash equivalents consist of cash, money market investments and overnight deposits. We consider all highly liquid cash investments with low interest rate risk and original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. We maintain unrestricted cash and cash equivalents for general operating purposes. We maintain our cash and cash equivalents in accounts at regulated domestic financial institutions in amounts that exceed FDIC insured amounts. All cash balances are maintained at well capitalized institutions.

*Restricted Cash and Cash Equivalents*

Restricted cash includes certain collections on loans, interest and fees receivable, the cash balances of which are required to be distributed to noteholders under our debt facilities. Our restricted cash balances also include minimum cash balances held in accounts at the request of certain of our business partners.

*Loans, Interest and Fees Receivable*

We maintain two categories of Loans on our consolidated balance sheets: those that are carried at fair value (Loans at fair value) and those that are carried at net amortized cost (Loans at amortized cost). For our Loans at fair value (within our CaaS segment), interest and fees are discontinued when the receivable becomes contractually 90 or more days past due. For our Loans at amortized cost (within our Auto Finance segment), we continue interest and fee billings until the time of charge off if there is adequate value associated with the underlying asset serving as collateral for the receivable. Once a loan discontinues accruing interest and fees it is ineligible to return to accrual status. We charge off receivables underlying our Loans at fair value, against our Changes in fair value of loans, when they become contractually more than 180 days past due, or 120 days past due if they are enrolled in an installment loan product. We charge off our Loans at amortized cost receivables, against our Allowance for credit losses, when they become contractually between 120 and 180 days past due. For all of our receivables portfolios, we charge off receivables within 30 days of notification and confirmation of a customer's bankruptcy or death. However, in some cases of death, we do not charge off receivables if there is a surviving, contractually liable individual or estate large enough to pay the debt in full.

*Loans at fair value.* Loans at fair value represent receivables for which we have elected the fair value option (the "Fair Value Receivables"). The Fair Value Receivables are held by entities that qualify as VIEs, and are consolidated onto our consolidated balance sheets, some portfolios of which are unencumbered and some of which are still encumbered under structured or other financing facilities. Loans and finance receivables include accrued and unpaid interest and fees. All receivables associated with our private label credit and general purpose credit cards are included within this category of receivables.

Under the fair value option, fees such as annual fees are taken into income when billed to the consumer or upon loan acquisition and any cost associated with the loan acquisition are expensed in the period incurred. The Company estimates the fair value of the loans using a discounted cash flow model, which considers various unobservable inputs such as credit losses, payment rates, servicing costs, discount rates and yields earned on credit card receivables. The Company re-evaluates the fair value of loans receivable at the close of each measurement period. Changes in the fair value of loans are recorded as a component of "Changes in fair value of loans" in the consolidated statements of income in the period of the fair value changes. Changes in the fair value of loans include the impact of current period charge-offs associated with these receivables.

Further details concerning our loans at fair value are presented within Note 6, "Fair Values of Assets and Liabilities."

*Loans at amortized cost, net.* Our loans at amortized cost, currently consist of receivables associated with our Auto Finance segment's operations and are presented in the consolidated balance sheets net of the related allowance for credit losses and deferred revenue. We purchased auto loans with outstanding principal of $209.6 million and $233.6 million for the years ended December 31, 2024 and 2023, respectively, through our pre-qualified network of independent automotive dealers and automotive finance companies.

We show an allowance for credit losses for our loans at amortized cost. A considerable amount of judgment is required to assess the ultimate amount of expected losses on loans at amortized cost, and we regularly evaluate and update our methodologies to determine the most appropriate allowance necessary. Our loans at amortized cost consist of smaller-balance, homogeneous loans in our Auto Finance segment. These loans are further divided into pools based on common characteristics such as contract or acquisition channel. For each pool, we determine the necessary allowance for credit losses using reasonable and supportable forecasts that analyze some or all of the following attributes unique to each type of receivable pool: historical loss rates on similar loans; current delinquency and roll-rate trends which may indicate consumer loss rates in excess or less than those which historical trends might suggest; the effects of changes in the economy on consumers such as inflation or other macroeconomic changes; changes in underwriting criteria; unfunded commitments (to the extent they are unconditional), and estimated recoveries. The aforementioned inputs are calculated using historical trends over the most recent five year period, and adjusted as needed for current trends and reasonable and supportable forecasts. We may individually evaluate a receivable or pool of receivables for credit losses if circumstances indicate that the receivable or pool of receivables may be at higher risk for non-performance than other receivables (e.g., if a particular retail or auto-finance partner has indications of non-performance (such as a bankruptcy) that could impact the underlying pool of receivables we purchased from the partner).

Certain of our loans at amortized cost also contain components of deferred revenue related to loan discounts on the purchase of our auto finance receivables. As of December 31, 2024 and December 31, 2023, the weighted average remaining accretion period for the $19.8 million and $17.9 million of deferred revenue reflected in the consolidated balance sheets was 24 and 26 months, respectively.

A roll-forward (in millions) of our allowance for credit losses by class of receivable is as follows:

| For the Year Ended December 31, | 2024 | | | 2023 | | |
|---|---|---|---|---|---|---|
| | Notes Receivable | Auto Finance | Total | Notes Receivable | Auto Finance | Total |
| **Allowance for credit losses:** | | | | | | |
| Balance at beginning of period......... | $ - | $ (1.8) | $ (1.8) | $ - | $ (1.6) | $ (1.6) |
| Provision for credit losses(1)............ | (5.9) | (10.5) | (16.4) | - | (2.2) | (2.2) |
| Charge-offs..................................... | - | 9.9 | 9.9 | - | 3.9 | 3.9 |
| Recoveries ...................................... | - | (2.5) | (2.5) | - | (1.9) | (1.9) |
| Balance at end of period................... | $ (5.9) | $ (4.9) | $ (10.8) | $ - | $ (1.8) | $ (1.8) |

1) For the year ended December 31, 2024, we recorded a provision for credit losses associated with our notes receivable from consumer technology platforms that are included in Prepaid expenses and other assets on our consolidated balance sheets.

| As of | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Allowance for credit losses:** | | |
| Balance of Notes Receivable at end of period individually evaluated for impairment ... | $ (5.9) | $ — |
| Balance of Auto Finance at end of period individually evaluated for impairment.......... | $ (1.2) | $ — |
| Balance of Auto Finance at end of period collectively evaluated for impairment........... | $ (3.7) | $ (1.8) |
| **Loans at amortized cost:** | | |
| Loans at amortized cost.................................................................................................... | $ 109.0 | $ 118.0 |
| Loans at amortized cost individually evaluated for impairment...................................... | $ 1.5 | $ — |
| Loans at amortized cost collectively evaluated for impairment ...................................... | $ 107.5 | $ 118.0 |

Recoveries, noted above, consist of amounts received from the efforts of third-party collectors. All proceeds received, associated with charged-off accounts, are credited to the allowance for credit losses.

Delinquent loans at amortized cost reflect the principal, fee and interest components of loans we did not collect on or prior to the contractual due date and are considered "past due". Amounts we believe we will not ultimately collect are included as a component in our overall allowance for credit losses.

We consider loan delinquencies a key indicator of credit quality because this measure provides the best ongoing estimate of how a particular class of receivables is performing. An aging of our delinquent loans at amortized cost (in millions) as of December 31, 2024 and December 31, 2023 is as follows:

| As of | December 31, 2024 | December 31, 2023 |
|---|---|---|
| 30-59 days past due | $ 7.6 | $ 9.4 |
| 60-89 days past due | 3.2 | 3.4 |
| 90 or more days past due | 4.7 | 3.5 |
| Delinquent loans at amortized cost | 15.5 | 16.3 |
| Current loans at amortized cost | 93.5 | 101.7 |
| Total loans at amortized cost | $ 109.0 | $ 118.0 |
| Balance of loans greater than 90-days delinquent still accruing interest and fees | $ 3.7 | $ 2.6 |

### Loan Modifications and Restructurings

We adopted Accounting Standards Update ("ASU") No. 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" on January 1, 2023. The disclosures required by this ASU are required for receivables held at amortized cost and exclude those accounted for using fair value. As the significant majority of the Company's receivables are held at fair value, the adoption of this ASU did not have a material impact on the Company's financial results and accompanying disclosures.

We review our Loans at amortized cost, net, associated with our Auto Finance segment's operations to determine if any modifications for borrowers experiencing financial difficulty were made that would qualify the receivable as a Financial Difficulty Modification ("FDM"). This could include a restructuring of the loan terms to alleviate the burden of the borrower's near-term cash requirements, such as a modification of terms to reduce or defer cash payments to help the borrower attempt to improve its financial condition. We review our Loans at amortized cost, net, associated with our Auto Finance segment's operations to determine if any modifications for borrowers experiencing financial difficulty were made that would qualify the receivable as a FDM. This could include a restructuring of the loan terms to alleviate the burden of the borrower's near-term cash requirements, such as a modification of terms to reduce or defer cash payments to help the borrower attempt to improve its financial condition. For the year ended December 31, 2024 and 2023, no Loans at amortized cost qualified as a FDM.

### Property at Cost, Net of Depreciation

We capitalize costs related to internal development and implementation of software used in our operating activities. These capitalized costs consist almost exclusively of fees paid to third-party consultants to develop code and install and test software specific to our needs and to customize purchased software to maximize its benefit to us.

We record our property at cost less accumulated depreciation or amortization. We compute depreciation expense using the straight-line method over the estimated useful lives of our assets, which are approximately 3 years for computers and software and 5 years for furniture, fixtures and equipment. We amortize leasehold improvements over the shorter of their estimated useful lives or the terms of their respective underlying leases.

We periodically review our property to determine if it is impaired. We incurred no impairment costs in the years ended December 31, 2024 and 2023.

### Leases

We determine if an arrangement contains a lease at inception, and leases are classified as either operating or finance leases at the lease commencement date. An arrangement contains a lease if it implicitly or explicitly identifies an asset to be used and conveys the right to control the use of the identified asset in exchange for consideration. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized upon commencement of the lease based on the present value of the lease payments over the lease term. When readily determinable, we use the implicit

rate within the lease. As most of our leases do not provide an implicit interest rate, we generally use our incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for fully collateralized and fully amortizing borrowings over a similar term as the lease payments at commencement date. The incremental borrowing rate is used to determine the present value of lease payments. Our expected lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Expenses associated with operating leases are recorded in Other expenses on our Consolidated Statements of Income. Short-term leases with a term of 12 months or less are not capitalized.

### *Prepaid Expenses and Other Assets*

Prepaid expenses and other assets include amounts paid to third parties for marketing and other services as well as amounts owed to us by third parties. Prepaid amounts are expensed as the underlying related services are performed. Also included are (1) ongoing deferred costs associated with service contracts and (2) notes receivable and equity investments in consumer technology platforms carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

### *Accounts Payable and Accrued Expenses*

Accounts payable and accrued expenses reflect both the billed and unbilled amounts owed at the end of a period for services rendered as well as the fair value of our Bank partner fees associated with purchased receivables.

### *Revenue Recognition and Revenue from Contracts with Customers*

#### *Consumer Loans, Including Past Due Fees*

Consumer loans, including past due fees reflect interest income, including finance charges, and late fees on loans in accordance with the terms of the related customer agreements. These fees are recognized when assessed based upon the contractual terms of the loans. Discounts received associated with auto loans that are not included as part of our Fair Value Receivables are deferred and amortized over the average life of the related loans using the effective interest method. Finance charges and fees, net of amounts that we consider uncollectible, are included in loans, interest and fees receivable and revenue when the fees are earned based upon the contractual terms of the loans. Retail partner incentives such as fee reductions or rebates are recorded as a reduction to revenue over the period the incentives are earned.

Merchant fees paid or received associated with the acquisition of Fair Value Receivables are recognized when the merchant confirms the transaction with us, which fulfills the terms of the associated merchant agreement. Our merchant agreements are defined at the transaction level and do not extend beyond the service already provided (i.e., each transaction is separate). We independently negotiate each agreement with separate counterparties and consider ourselves the principal in each agreement with our bank partners and retail partners. As such, we view the economic substance of our relationship with our retail partners as a service contract. The merchant fee is derived based on the value of the goods purchased from our retail partners and considers factors such as the consumer's credit risk and the terms of our bank partners' related product offering.

Our service comprises a single performance obligation to facilitate the transaction between the retail partner and its consumer and the merchant fee is recognized into income when the retail partner successfully confirms the transaction, as no remaining obligations exist under the contract.

#### *Fees and Related Income on Earning Assets*

Fees and related income on earning assets primarily include fees associated with credit products such as annual fees, cash advance fees, and other fees. These fees are assessed based upon the contractual terms of the loans.

We recognize these fees as income when they are billed to the customers' accounts. Fees and related income on earning assets, net of amounts that we consider uncollectible, are included in loans, interest and fees receivable and revenue when the fees are earned based upon the contractual terms of the loans.

#### *Other revenue*

Other revenue includes revenue from contracts with customers, which includes interchange revenues, servicing income, service charges and other customer related fees. We recognize these fees as income in the period earned.

### Other non-operating income

Other non-operating income includes income (or loss) associated with investments in non-core businesses or other items not directly associated with our ongoing operations. None of these companies are publicly-traded and there are no material pending liquidity events. We will continue to carry the investments on our books at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

### Revenue from Contracts with Customers

The majority of our revenue is earned from financial instruments and is not included within the scope of Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers". We have determined that revenue from contracts with customers would primarily consist of merchant fees and interchange revenues in our CaaS segment and servicing revenue and other customer-related fees in both our CaaS segment and our Auto Finance segment. Interchange fees are earned when our customers' cards are used over established card networks. We earn a portion of the interchange fee the card networks charge merchants for the transaction and these fees are settled daily. Servicing revenue is generated by meeting contractual performance obligations related to the collection of amounts due on receivables, and is settled with the customer net of our fee, which can be settled daily or monthly. Service charges and other customer related fees are earned from customers based on the occurrence of specific services and are paid by customers per the terms of their credit agreement. Merchant fees paid or received associated with the acquisition of Fair Value Receivables are recognized when the merchant confirms the transaction with us, which fulfills the terms of the associated merchant agreement. None of these revenue streams result in an ongoing obligation beyond what has already been rendered. Revenue from these contracts with customers is included in Consumer loans, including past due fees and Other revenue on our consolidated statements of income. Components (in thousands) of our revenue from contracts with customers is as follows:

| For the Year Ended December 31, 2024 | CaaS | Auto Finance | Total |
|---|---|---|---|
| Interchange revenues, net (1) | $ 19,317 | $ — | $ 19,317 |
| Servicing income | 9,363 | 752 | 10,115 |
| Service charges and other customer related fees | 30,881 | 57 | 30,938 |
| Total Other revenue | 59,561 | 809 | 60,370 |
| Merchant fees (2) | 144,344 | — | 144,344 |
| Total revenue from contracts with customers | $ 203,905 | $ 809 | $ 204,714 |

| For the Year Ended December 31, 2023 | CaaS | Auto Finance | Total |
|---|---|---|---|
| Interchange revenues, net (1) | $ 21,453 | $ — | $ 21,453 |
| Servicing income | 3,340 | 749 | 4,089 |
| Service charges and other customer related fees | 11,731 | 75 | 11,806 |
| Total Other revenue | 36,524 | 824 | 37,348 |
| Merchant fees (2) | 123,505 | — | 123,505 |
| Total revenue from contracts with customers | $ 160,029 | $ 824 | $ 160,853 |

(1) Interchange revenue is presented net of customer reward expense.
(2) Merchant fees are included Consumer loans, including past due fees on our consolidated statements of income

### Card and Loan Servicing Expenses

Card and loan servicing costs primarily include collections and customer service expenses and our Bank partner fees. Within this category of expenses are personnel, service bureau, cardholder correspondence and other direct costs associated with our collections and customer service efforts. Card and loan servicing costs also include outsourced collections and customer service expenses. We expense card and loan servicing costs as we incur them, with the exception of prepaid costs, which we expense over respective service periods. As we are obligated to compensate our bank partners for the duration of the underlying account, we also included changes in the fair value of the Bank partner fees in this category associated with purchased receivables.

### Marketing and Solicitation Expenses

We expense broker fees and product solicitation costs, including printing, credit bureaus, list processing, telemarketing, postage, and internet marketing fees, as we incur these costs or expend resources.

*Recent Accounting Pronouncements*

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures" which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement. Instead, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 and early adoption of the amendments is permitted. We are currently evaluating the potential impact of adopting this new guidance on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("Topic 740"). Topic 740 modifies the rules on income tax disclosures to require entities to disclose (i) specific categories in the rate reconciliation, (ii) the income (loss) from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (iii) income tax expense or benefit from continuing operations (separated by federal, state and foreign). Topic 740 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This guidance should be applied on a prospective basis, but retrospective application is permitted. We are currently evaluating the potential impact of adopting this new guidance on our financial statement disclosures.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures" ("Topic 280"). Topic 280 enhances disclosures of significant segment expenses and other segment items regularly provided to the chief operating decision maker ("CODM"), extends certain annual disclosures to interim periods and permits more than one measure of segment profit (loss) to be reported under certain conditions. The amendments are effective in fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption to all periods presented is required, and early adoption of the amendments is permitted. The adoption of this guidance did not have a material impact on the Company's financial results and accompanying disclosures. See Note 3, "Segment Reporting" to our consolidated financial statements for additional information.

On March 31, 2022, the FASB issued ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures". Topic 326 eliminates the accounting guidance for troubled debt restructurings by creditors while adding disclosures for certain loan restructurings by creditors when a borrower is experiencing financial difficulty. This guidance requires an entity to determine whether a modification results in a new loan or a continuation of an existing loan. Additionally, Topic 326 requires disclosure of current period gross write-offs by year of origination for financing receivables. The disclosures required by Topic 326 are required for receivables held at amortized cost and exclude those accounted for using fair value. The Company adopted Topic 326 on January 1, 2023. As the significant majority of the Company's receivables are held at fair value, the adoption of Topic 326 did not have a material impact on the Company's financial results and accompanying disclosures.

## 3. Segment Reporting

We operate primarily within one industry consisting of two reportable segments by which we manage our business. Our two reportable segments are: CaaS and Auto Finance. The Company defines operating segments to be components of the Company for which discrete financial information is evaluated regularly by the Company's Chief Executive Officer (our chief operating decision maker, "CODM") to allocate resources and evaluate financial performance. The CODM uses GAAP Income before income taxes to evaluate segment profitability as it provides the best insight into the segments overall economic performance. Income before income taxes is used regularly in the forecasting and budgeting process when assessing performance on a quarterly basis and making decisions about capital and personnel allocations.

Our CaaS segment includes the operations of two operating segments aggregated into one reportable segment which includes our private label credit and general purpose credit cards, which, through our bank partners, provide financing solutions to consumers. Our Auto Finance reportable segment purchases and/or service loans secured by automobiles and provides other financing options to independent automotive dealers and automotive finance companies. These two reportable segments were determined by management based on the characteristics of the underlying products, management structures and expected returns.

We have no material amounts of long lived assets located outside of the U.S. and all revenue is generated within the U.S.

We measure the profitability of our reportable segments based on their income after allocation of specific costs and corporate overhead (Income before income taxes); however, our segment results do not reflect any charges for internal capital allocations among our segments. Company revenues, expenses and profitability are aggregated into these segments and presented to the CODM as detailed below. Overhead costs are allocated based on headcounts and other applicable measures to better align costs with the associated revenues. Income taxes are allocated to the individual segments whereby each operating segment determines income tax expense or benefit as if it filed a separate tax return.

Reportable segment information (in thousands) is as follows:

| Year Ended December 31, 2024 | CaaS | Auto Finance | Total |
|---|---|---|---|
| Revenue and other income: | | | |
| Consumer loans, including past due fees | $ 939,514 | $ 40,300 | $ 979,814 |
| Fees and related income on earning assets | 269,688 | 83 | 269,771 |
| Other revenue | 59,561 | 809 | 60,370 |
| Total operating revenue and other income | 1,268,763 | 41,192 | 1,309,955 |
| Other non-operating income | 334 | 1,155 | 1,489 |
| Total revenue and other income | 1,269,097 | 42,347 | 1,311,444 |
| Interest expense | (157,178) | (2,995) | (160,173) |
| Provision for credit losses | (5,832) | (10,536) | (16,368) |
| Changes in fair value of loans | (733,471) | — | (733,471) |
| Net margin | 372,616 | 28,816 | 401,432 |
| Operating expenses: | | | |
| Salaries and benefits | (45,283) | (4,860) | (50,143) |
| Card and loan servicing | (105,149) | (13,251) | (118,400) |
| Marketing and solicitation | (56,062) | (124) | (56,186) |
| Depreciation | (2,641) | (74) | (2,715) |
| Other | (31,082) | (4,329) | (35,411) |
| Total operating expenses | (240,217) | (22,638) | (262,855) |
| Income before income taxes | 132,399 | 6,178 | 138,577 |
| Total assets | $ 3,181,428 | $ 89,279 | $ 3,270,707 |

| Year Ended December 31, 2023 | CaaS | Auto Finance | Total |
|---|---|---|---|
| Revenue and other income: | | | |
| Consumer loans, including past due fees | $ 839,995 | $ 39,128 | $ 879,123 |
| Fees and related income on earning assets | 238,691 | 84 | 238,775 |
| Other revenue | 36,524 | 824 | 37,348 |
| Total operating revenue and other income | 1,115,210 | 40,036 | 1,155,246 |
| Other non-operating income | 422 | 208 | 630 |
| Total revenue and other income | 1,115,632 | 40,244 | 1,155,876 |
| Interest expense | (105,990) | (3,352) | (109,342) |
| Provision for credit losses | — | (2,152) | (2,152) |
| Changes in fair value of loans | (689,577) | — | (689,577) |
| Net margin | 320,065 | 34,740 | 354,805 |
| Operating expenses: | | | |
| Salaries and benefits | (38,894) | (5,012) | (43,906) |
| Card and loan servicing | (87,772) | (12,848) | (100,620) |
| Marketing and solicitation | (52,301) | (120) | (52,421) |
| Depreciation | (2,508) | (52) | (2,560) |
| Other | (22,068) | (4,672) | (26,740) |
| Total operating expenses | (203,543) | (22,704) | (226,247) |
| Income before income taxes | 116,522 | 12,036 | 128,558 |
| Total assets | $ 2,602,615 | $ 103,830 | $ 2,706,445 |

4.      **Shareholders' Equity and Preferred Stock**

During the years ended December 31, 2024 and 2023, we repurchased and contemporaneously retired 79,354 shares and 575,156 shares of our common stock at an aggregate cost of $2.2 million and $17.6 million, respectively, pursuant to both open market and private purchases and the return of stock by holders of equity incentive awards to pay tax withholding obligations.

*Preferred Stock*

Our preferred stock consists of 7.625% Series B Cumulative Perpetual Preferred Stock (the "Series B Preferred Stock"), liquidation preference of $25.00 per share (the "Series B Preferred Stock"). We pay cumulative cash dividends on the Series B Preferred Stock, when and as declared by our Board of Directors, in the amount of $1.90625 per share each year, which is equivalent to 7.625% of the $25.00 liquidation preference per share.

During the years ended December 31, 2024 and 2023, we repurchased and contemporaneously retired 0 shares and 1,806 shares of Series B Preferred Stock at an aggregate cost of $0 and $29,000, respectively.

*ATM Programs*

On August 10, 2022, we entered into an At Market Issuance Sales Agreement (the "Preferred Stock Sales Agreement") providing for the sale by the Company of up to an aggregate offering price of $100.0 million of our (i) Series B preferred stock, (ii) 6.125% Senior Notes due 2026 (the "2026 Senior Notes"), and (iii) 9.25% Senior Notes due 2029 (the "2029 Senior Notes") from time to time through a sales agent, in connection with the Company's Series B preferred stock and 2026 Senior Notes "at-the-market" offering program (the "Preferred Stock ATM Program"). On August 26, 2024, we amended and restated the Preferred Stock Sales Agreement to remove our 2026 Senior Notes and to include our 2029 Senior Notes in the Preferred Stock ATM Program. On December 29, 2023, the Company entered into an At-The-Market Sales Agreement (the "Common Stock Sales Agreement") providing for the sale by the Company of its common stock, no par value per share, up to an aggregate offering price of $50.0 million, from time to time to or through a sales agent, in connection with the Company's common stock ATM Program ("Common Stock ATM Program"). Sales pursuant to both the Preferred Stock Sales Agreement and Common Stock Sales Agreement, if any, may be made in transactions that are deemed to be "at-the-market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), including sales made directly on or through the NASDAQ Global Select Market. The sales agents will make all sales using commercially reasonable efforts consistent with their normal trading and sales practices up to the amount specified in, and otherwise in accordance with the terms of, the placement notices.

During the years ended December 31, 2024 and 2023, we sold 44,618 shares and 53,727 shares, respectively, of our Series B preferred stock under our Preferred Stock ATM Program for net proceeds of $1.1 million and $1.1 million, respectively. During the years ended December 31, 2024 and 2023, no 2026 Senior Notes were sold under the Company's Preferred Stock ATM Program. During years ended December 31, 2024 and 2023, we sold $24.9 million and $0, respectively, principal amount of our 2029 Senior Notes under our Preferred Stock ATM Program for net proceeds of $24.6 million and $0, respectively.

During the year ended December 31, 2024, we sold 125,000 common shares under the Company's Common Stock ATM Program for net proceeds of $7.1 million. During the year ended December 31, 2023, no common shares were sold under the Company's Common Stock ATM Program.

5.      **Redeemable Preferred Stock**

On November 26, 2014, we and certain of our subsidiaries entered into a Loan and Security Agreement with Dove Ventures, LLC, a Nevada limited liability company ("Dove"). The agreement provided for a senior secured term loan facility in an amount of up to $40.0 million at any time outstanding. On December 27, 2019, the Company issued 400,000 shares of its Series A Preferred Stock with an aggregate initial liquidation preference of $40.0 million, in exchange for full satisfaction of the $40.0 million that the Company owed Dove under the Loan and Security Agreement. Dividends on the preferred stock are 6% per annum (cumulative, non-compounding) and are payable as declared, and in preference to any dividends on common stock and Series B preferred stock, in cash. The Series A Preferred Stock is perpetual and has no maturity date. The Company may, at its option, redeem the shares of Series A Preferred Stock on or after January 1, 2025 at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends. At the request of holders of a majority of the shares of Series A Preferred Stock, the Company shall offer to redeem all of the Series A Preferred Stock at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends, at the option of the holders thereof, on or after January 1, 2024. Upon the election by the holders of a majority of the shares of Series A Preferred Stock, each

share of the Series A Preferred Stock is convertible into the number of shares of the Company's common stock as is determined by dividing (i) the sum of (a) $100 and (b) any accumulated and unpaid dividends on such share by (ii) an initial conversion price equal to $10 per share, subject to certain adjustment in certain circumstances to prevent dilution. Given the redemption rights contained within the Series A Preferred Stock, we account for the outstanding preferred stock as temporary equity in the consolidated balance sheets. Dividends paid on the Series A Preferred Stock are deducted from Net income attributable to controlling interests to derive Net income attributable to common shareholders. The common stock issuable upon conversion of Series A Preferred Stock is included in our calculation of Net income attributable to common shareholders per share—diluted. See Note 13, "Net Income Attributable to Controlling Interests Per Common Share" for more information.

Dove is a limited liability company owned by three trusts. David G. Hanna is the sole shareholder and the President of the corporation that serves as the sole trustee of one of the trusts, and David G. Hanna and members of his immediate family are the beneficiaries of this trust. Frank J. Hanna, III is the sole shareholder and the President of the corporation that serves as the sole trustee of the other two trusts, and Frank J. Hanna, III and members of his immediate family are the beneficiaries of these other two trusts.

On November 14, 2019, a wholly-owned subsidiary issued 50.5 million Class B preferred units at a purchase price of $1.00 per unit to an unrelated third party. The units carry a 16% preferred return to be paid quarterly, with up to 6 percentage points of the preferred return to be paid through the issuance of additional units or cash, at our election. The units have both call and put rights and are also subject to various covenants including a minimum book value, which if not satisfied, could allow for the securities to be put back to the subsidiary. In March 2020, the subsidiary issued an additional 50.0 million Class B preferred units under the same terms. A holder of the Class B preferred units may, at its election and with notice, require the Company to redeem part or all of such holder's Class B preferred units for cash at $1.00 per unit, on or after October 14, 2024. The proceeds from the transaction were used for general corporate purposes. The Company has the right to redeem the Class B preferred units at any time with notice. During the year ended December 31, 2024, we redeemed 50.5 million of the Class B preferred units at $1.00 per unit plus accrued but unpaid interest thereon. We have included the issuance of these Class B preferred units as temporary noncontrolling interest on the consolidated balance sheets. Dividends paid on the Class B preferred units are deducted from Net income attributable to controlling interests to derive Net income attributable to common shareholders. See Note 13, "Net Income Attributable to Controlling Interests Per Common Share" for more information.

## 6. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We update our fair value analysis each quarter, with changes since the prior reporting period reflected as a component of "Changes in fair value of loans" in the consolidated statements of income. Changes in yields, purchase and payment rates, servicing rates, realized and projected credit loss rates and discount rates will lead to changes in the fair value of loans and therefore impact earnings. Further, our retail asset typically has seasonal growth during the summer months, impacting the fair value of assets.

Fair value differs from amortized cost accounting in the following ways:
- Receivables are recorded at their fair value, not their principal and fee balance or cost basis;
- The fair value of the loans takes into consideration net charge-offs for the remaining life of the loans with no separate allowance for credit loss calculation;
- Certain fee billings (such as annual fees) and expenses of loans are no longer deferred but recognized (when billed or incurred) in income or expense, respectively;
- The net present value of cash flows associated with future fee billings on existing receivables are included in fair value;
- Changes in the fair value of loans impact net margins; and
- Net charge-offs are recognized as they occur rather than through the establishment of an allowance and provision for credit losses for those loans, interest and fees receivable carried at amortized cost.

For receivables that are carried at net amortized cost, we include disclosures of the fair value of such receivables to the extent practicable within the disclosures below.

Where applicable, we account for our financial assets and liabilities at fair value based upon a three-tiered valuation system. In general, fair values determined by Level 1 inputs use quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Fair values determined by Level 2 inputs use inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Where inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input that is significant to the fair value measurement in its entirety.

*Valuations and Techniques for Assets*

Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The table below summarizes (in thousands) by fair value hierarchy the December 31, 2024 and December 31, 2023 fair values and carrying amounts of (1) our assets that are carried at fair value in our consolidated financial statements and (2) our assets not carried at fair value, but for which fair value disclosures are required:

| Assets – As of December 31, 2024 (1) | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Carrying Amount of Assets |
|---|---|---|---|---|
| Loans at amortized cost, net for which it is practicable to estimate fair value and which are carried at net amortized cost | $ — | $ — | $ 95,871 | $ 84,332 |
| Loans at fair value | $ — | $ — | $ 2,630,274 | $ 2,630,274 |

(1) For cash, deposits and investments in equity securities, the carrying amount is a reasonable estimate of fair value.

| Assets – As of December 31, 2023 (1) | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Carrying Amount of Assets |
|---|---|---|---|---|
| Loans at amortized cost, net for which it is practicable to estimate fair value and which are carried at net amortized cost | $ — | $ — | $ 105,409 | $ 98,425 |
| Loans at fair value | $ — | $ — | $ 2,173,759 | $ 2,173,759 |

(1) For cash, deposits and investments in equity securities, the carrying amount is a reasonable estimate of fair value.

For those asset classes above that are carried at fair value in our consolidated financial statements, gains and losses associated with fair value changes are detailed on our consolidated statements of income as a component of Changes in fair value of loans. Variations in the three month U.S. Treasury bill rate over the measurement period are used to determine the portion of change in fair value considered to be attributable to changes in instrument-specific credit risk. These variations are applied to the period end discount rate we use to determine fair value. For our loans included in the above table, we assess the fair value of these assets based on our estimate of future cash flows net of servicing costs. For the years ended December 31, 2024 and 2023, we estimate the portion of fair value changes considered to be attributable to changes in instrument-specific credit risk to be $14.3 million and $(10.5) million, respectively.

For Level 3 assets carried at fair value measured on a recurring basis using significant unobservable inputs, the following table presents (in thousands) a reconciliation of the beginning and ending balances for the years ended December 31, 2023 and 2022:

| | Loans at Fair Value | |
| --- | --- | --- |
| | **2024** | **2023** |
| Balance at January 1,.................................................................. | $ 2,173,759 | $ 1,817,976 |
| Changes in fair value of loans at fair value, included in earnings.... | 129,832 | 71,024 |
| Changes in fair value due to current period principal charge-offs, net of recoveries (1).................................................................... | (611,319) | (538,146) |
| Changes in fair value due to current period finance and fee charge-offs (1) ................................................................. | (251,984) | (222,455) |
| Total Changes in fair value of loans (2) ......................................... | (733,471) | (689,577) |
| Purchases...................................................................................... | 2,580,684 | 2,427,095 |
| Finance and fees, added to the account balance ............................. | 1,080,950 | 970,006 |
| Settlements ................................................................................... | (2,471,648) | (2,351,741) |
| Balance at December 31,(3) ............................................................ | $ 2,630,274 | $ 2,173,759 |
| Aggregate unpaid gross balance of loans carried at fair value ......... | $ 2,724,782 | $ 2,411,255 |
| Change in unrealized losses for the period included in earnings (or changes in net assets) for assets held at the end of the period ...... | $ 129,832 | $ 71,024 |

(1) Reflects the current period charge-offs (net of recoveries) of loans at fair value.
(2) Total Changes in fair value of loans is included in our Consolidated Statements of Income.
(3) As of December 31, 2024 and December 31, 2023, the aggregate unpaid principal balance included within loans at fair value was $2,473 million and $2,177 million, respectively.

The unrealized gains and losses for assets within the Level 3 category presented in the tables above include changes in fair value that are attributable to both observable and unobservable inputs.

*Loans at Fair Value.* The fair value of Loans at fair value is based on the present value of future cash flows using a valuation model of expected cash flows and the estimated cost to service and collect those cash flows. We estimate the present value of these future cash flows using internally-developed estimates of assumptions third-party market participants would use in determining fair value, including estimates of credit losses, payment rates, servicing costs, discount rates and yields earned on private label credit and general purpose credit card receivables. We forecast the cash flows underlying our fair value assessment based on the individual offer type (in the case of general purpose credit cards) or by specific offers at our retail partners (for private label credit). While overall product return requirements among the offer types may be similar, the individual product offerings necessary to achieve those returns is often unique to each offer and retailer based on several factors, including acceptance rates of the offers by consumers and underlying consumer performance data which varies by offer type.

Our fair value models include market degradation to reflect the possibility of delinquency rates increasing in the near term (and the corresponding increase in charge-offs and decrease in payments) above the level that current trends would suggest. Further, recent rules enacted by the CFPB, which, if implemented, would further limit the late fees charged to consumers in most instances, are expected to adversely impact the revenue recognized on our receivables. In order to mitigate these impacts and continue to serve consumers, we have worked collaboratively with our bank partners to assist them in taking a number of steps, from modifying products and policies (such as further tightening the criteria used to evaluate new loans) to changing prices (including increasing interest rates and fees charged to consumers). While our bank partners have the flexibility to unilaterally make changes to program offerings and must approve all changes to existing or new program offerings, we are only obligated to acquire receivables originated by the bank that utilized mutually agreed upon underwriting standards. The changes will take several quarters to fully implement. These modifications and the timing of the CFPB's rules implementation could result in changes to certain estimates such as credit losses, payment rates, servicing costs, discount rates and yields earned on credit card receivables and affect the reported amount (and changes thereon) of our Loans at fair value on our consolidated balance sheets and consolidated statements of income.

The fair value of loans we acquire associated with our retail partners are typically lower than the aggregate unpaid gross balance of the underlying loans due to loan originations by our bank partners that contain below market interest rates or fees charged to consumers. Under agreements with our bank partners, we are required to purchase these receivables for amounts that may be in excess of fair value. In these instances, a fair value assessment that is less than the purchase price of

the receivable can occur on the date we initially acquire the receivable, resulting in a loss on acquisition of the receivable. This negative fair value assessment is included in Changes in fair value of loans on our Consolidated Statements of Income.

In cases where we acquire these below market receivables, we charge merchant fees to our retail partners to facilitate the transaction and ensure we earn adequate returns. These merchant fees are based on the value of the goods purchased from our retail partners, the consumer's credit risk and the terms of our bank partners' related product offering. These fees are recognized upon completion of our services, which coincides with the funding of the loan by our bank partners, in Consumer loans, including past due fees on our Consolidated Statements of Income. These merchant fees often offset the negative impact of the initial acquisition of the underlying receivable. As such, it is not always necessary for us to collect the aggregate unpaid gross balance of the underlying receivable to achieve desired returns.

### *Valuations and Techniques for Liabilities*

Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the liability. The table below summarizes (in thousands) by fair value hierarchy the December 31, 2024 and 2023 fair values and carrying amounts of our liabilities not carried at fair value, but for which fair value disclosures are required:

| Liabilities – As of December 31, 2024 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Carrying Amount of Liabilities |
|---|---|---|---|---|
| Loan purchase commitment | $ — | $ — | $ 285 | $ 285 |
| Bank partner fees carried at fair value | $ — | $ — | $ 13,644 | $ 13,644 |
| *Liabilities not carried at fair value* | | | | |
| Revolving credit facilities | $ — | $ — | $ 2,149,933 | $ 2,193,993 |
| Amortizing debt facilities | $ — | $ — | $ 5,455 | $ 5,455 |
| Senior notes, net | $ 281,703 | $ — | $ — | $ 281,552 |

| Liabilities – As of December 31, 2023 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Carrying Amount of Liabilities |
|---|---|---|---|---|
| *Liabilities not carried at fair value* | | | | |
| Revolving credit facilities | $ — | $ — | $ 1,838,647 | $ 1,838,647 |
| Amortizing debt facilities | $ — | $ — | $ 23,038 | $ 23,038 |
| Senior notes, net | $ 138,229 | $ — | $ — | $ 144,453 |

Bank partner fees carried at fair value in accordance with ASC 815, "Derivatives and Hedging", reflect the estimated fair value of future compensation we owe our bank partners associated with the regulatory oversight they provide on our acquired receivables, the underlying accounts of which they continue to own and service. This compensation is based on both a fixed and variable component, dependent on the underlying performance of the acquired receivables. We estimate the present value of this compensation using internally-developed estimates of payment rates and discount rates. We recognize the fair value of these Bank partner fees within Card and loan servicing on the accompanying Consolidated Statements of Income on the date we acquire the underlying receivable.

For our credit and debt facilities where market prices are not available, we assess the fair value of these liabilities based on our estimate of future cash flows generated from their underlying credit card receivables collateral, net of servicing compensation required under the note facilities. We have evaluated the fair value of our third party debt by analyzing repayment terms and credit spreads included in our recent financing arrangements to those of our existing facilities. See Note 10, "Notes Payable," for further discussion on our other notes payable.

*Other Relevant Data*

Other relevant data (in thousands) as of December 31, 2024 and December 31, 2023 concerning certain assets and liabilities we carry at fair value are as follows:

| As of December 31, 2024 | Loans at Fair Value | | Loans at Fair Value Pledged as Collateral under Structured Financings | |
|---|---|---|---|---|
| Aggregate unpaid gross balance of loans carried at fair value | $ | — | $ | 2,724,782 |
| Aggregate unpaid principal balance included within loans at fair value | $ | — | $ | 2,472,999 |
| Aggregate fair value of loans at fair value | $ | — | $ | 2,630,274 |
| Aggregate fair value of loans at fair value that are 90 days or more past due (which also coincides with finance charge and fee non-accrual policies) | $ | — | $ | 32,781 |
| Unpaid principal balance of loans at fair value and are 90 days or more past due (which also coincides with finance charge and fee non-accrual policies) over the fair value of such loans, interest and fees receivable | $ | — | $ | 145,099 |

| As of December 31, 2023 | Loans at Fair Value | | Loans at Fair Value Pledged as Collateral under Structured Financings | |
|---|---|---|---|---|
| Aggregate unpaid gross balance of loans carried at fair value | $ | 507 | $ | 2,410,748 |
| Aggregate unpaid principal balance included within loans at fair value | $ | 491 | $ | 2,176,845 |
| Aggregate fair value of loans at fair value | $ | 508 | $ | 2,173,251 |
| Aggregate fair value of loans at fair value that are 90 days or more past due (which also coincides with finance charge and fee non-accrual policies) | $ | — | $ | 29,149 |
| Unpaid principal balance of loans at fair value and are 90 days or more past due (which also coincides with finance charge and fee non-accrual policies) over the fair value of such loans, interest and fees receivable | $ | 9 | $ | 147,803 |

## 7. Property

Details (in thousands) of our property on our consolidated balance sheets are as follows:

| | As of December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Data processing and telephone equipment | $ 871 | $ 684 |
| Software | 1,848 | 850 |
| Furniture and fixtures | 3,468 | 3,286 |
| Leasehold improvements | 6,106 | 5,972 |
| Other | 7,576 | 7,576 |
| Total cost | 19,869 | 18,368 |
| Less accumulated depreciation | (9,350) | (6,923) |
| Property, net | $ 10,519 | $ 11,445 |

Depreciation expense totaled $2.7 million and $2.6 million for the years ended December 31, 2024 and 2023, respectively.

## 8. Variable Interest Entities

The Company contributes the vast majority of receivables to VIEs. These entities are sometimes established to facilitate third party financing. When assets are contributed to a VIE, they serve as collateral for the debt securities issued by that VIE. The evaluation of whether the entity qualifies as a VIE is based upon the sufficiency of the equity at risk in the legal entity. This evaluation is generally a function of the level of excess collateral in the legal entity. We consolidate VIEs when we hold a variable interest and we have exposure to loss that has the potential to be significant and therefore, are the primary beneficiary. Through our role as servicer, we have the power to direct activities to service the receivables (in accordance with defined servicing procedures), and as such, have the ability to significantly impact the economic performance of those VIEs. In certain circumstances we guarantee the performance of the underlying debt or agree to contribute additional collateral when necessary, which results in retention of exposure to loss that has the potential to be significant. As a result, the Company is the primary beneficiary and consolidates the VIEs. When collateral is pledged, it is not available for the general use of the Company and can only be used to satisfy the related debt obligation. The results of operations and financial position of consolidated VIEs are included in our consolidated financial statements. The Company consolidates all VIEs.

The following table presents a summary of VIEs in which we had continuing involvement and held a variable interest (in millions):

| | As of | |
| --- | --- | --- |
| | December 31, 2024 | December 31, 2023 |
| Unrestricted cash and cash equivalents | $ 140.2 | $ 158.0 |
| Restricted cash and cash equivalents | 98.8 | 20.5 |
| Loans at fair value | 2,542.9 | 2,128.6 |
| Total Assets held by VIEs | $ 2,781.9 | $ 2,307.1 |
| Notes Payable, net held by VIEs | $ 2,128.0 | $ 1,795.9 |

## 9. Leases

We have operating leases primarily associated with our corporate offices and regional service centers as well as for certain equipment. Our leases have remaining lease terms of 1 to 10 years, some of which include options, at our discretion, to extend the leases for additional periods generally on one-year revolving periods. Other leases allow for us to terminate the lease based on appropriate notification periods. For certain of our leased offices, we sublease a portion of the unoccupied space. The components of lease expense associated with our lease liabilities and supplemental cash flow information related to those leases were as follows (dollar amounts in thousands):

| | For the Year Ended December 31, | |
| | 2024 | 2023 |
|---|---|---|
| Operating lease cost, gross | $ 2,541 | $ 2,558 |
| Sublease income | (98) | (96) |
| Net Operating lease cost | $ 2,443 | $ 2,462 |
| Cash paid under operating leases, gross | $ 3,014 | $ 1,871 |
| Weighted average remaining lease term - months | 112 | 122 |
| Weighted average discount rate | 7.1% | 6.6% |

As of December 31, 2024, scheduled payments of lease liabilities were as follows (in thousands):

| | Gross Lease Payment | Payments received from Sublease | Net Lease Payment |
|---|---|---|---|
| 2025 | $ 3,046 | $ (41) | $ 3,005 |
| 2026 | 3,687 | — | 3,687 |
| 2027 | 3,572 | — | 3,572 |
| 2028 | 3,511 | — | 3,511 |
| 2029 | 3,466 | — | 3,466 |
| Thereafter | 16,704 | — | 16,704 |
| Total lease payments | 33,986 | (41) | 33,945 |
| Less imputed interest | (9,798) | | |
| Operating lease liabilities | $ 24,188 | | |

In August 2021, we entered into an operating lease agreement for our corporate headquarters in Atlanta, Georgia (the "Headquarters lease") with an unaffiliated third party. This Headquarters lease initially covered approximately 73,000 square feet and commenced in June 2022 for a 146 month term. In connection with the commencement of this lease, we discontinued most of the subleasing arrangements with third parties for space at our corporate headquarters. A right-of-use asset and liability was recorded at the commencement date of this lease.

We exercised an expansion right under the Headquarters lease to add an additional 26,133 square feet (the "Expansion space") at our corporate headquarters. The Expansion space term commenced on December 23, 2024. The Expansion space co-terminates with the Headquarters lease. The other lease terms for the Expansion space are the same as those for the initial space leased under the Headquarters lease. The total remaining commitment under this lease is approximately $32.5 million and is included in the table above.

In addition, we occasionally lease certain equipment under cancelable and non-cancelable leases, which are accounted for as capital leases in our consolidated financial statements. As of December 31, 2024, we had no material non-cancelable capital leases with initial or remaining terms of more than one year.

## 10. Notes Payable

### Notes Payable, at Face Value

Other notes payable outstanding as of December 31, 2024 and December 31, 2023 that are secured by the financial and operating assets of either the borrower, another of our subsidiaries or both, include the following, scheduled (in millions); except as otherwise noted, the assets of our holding company (Atlanticus Holdings Corporation) are subject to creditor claims under these scheduled facilities:

| | As of | |
| --- | --- | --- |
| | December 31, 2024 | December 31, 2023 |
| **Revolving credit facilities at a weighted average interest rate equal to 7.0% as of December 31, 2024 (6.3% as of December 31, 2023) secured by the financial and operating assets of CAR and/or certain receivables and restricted cash with a combined aggregate carrying amount of $2,723.5 million as of December 31, 2024 ($2,252.9 million as of December 31, 2023)** | | |
| Revolving credit facility, not to exceed $65.0 million (expiring December 1, 2026) (1) (2) (3) | $ 36.1 | $ 42.7 |
| Revolving credit facility, not to exceed $50.0 million (expiring October 30, 2026) (2) (3) (4) (5) | 49.8 | 38.6 |
| Revolving credit facility, not to exceed $100.0 million (expiring December 15, 2025) (2) (3) (4) (5) (6) | — | — |
| Revolving credit facility, not to exceed $75.0 million (expiring July 20, 2026) (2) (3) (4) (5) | 74.6 | 47.5 |
| Revolving credit facility, not to exceed $20.0 million (expiring April 10, 2025) (2) (3) (4) (5) | 14.5 | 14.3 |
| Revolving credit facility, not to exceed $250.0 million, repaid in May 2024 | — | 250.0 |
| Revolving credit facility, not to exceed $50.0 million (expiring July 15, 2027) (2) (3) (4) (5) | 50.0 | 15.0 |
| Revolving credit facility, not to exceed $300.0 million (expiring December 15, 2026) (3) (4) (5) (6) | 300.0 | 300.0 |
| Revolving credit facility, not to exceed $283.3 million (expiring May 15, 2026) (3) (4) (5) (6) | 283.3 | 300.0 |
| Revolving credit facility, not to exceed $325.0 million (expiring November 15, 2028) (2) (3) (4) (5) (6) | 325.0 | 250.0 |
| Revolving credit facility, not to exceed $158.3 million (expiring August 5, 2026) (2) (3) (4) (5) (6) | — | 50.0 |
| Revolving credit facility, not to exceed $100.0 million (expiring March 15, 2027) (3) (4) (5) (6) | 100.0 | 100.0 |
| Revolving credit facility, not to exceed $25.0 million (expiring August 30, 2027) (2) (3) (4) (5) | 12.5 | — |
| Revolving credit facility, not to exceed $300.0 million (expiring February 15, 2028) (3) (4) (5) (6) | 300.0 | 300.0 |
| Revolving credit facility, not to exceed $150.0 million (expiring May 17, 2027) (3) (4) (5) (6) | 150.0 | 150.0 |
| Revolving credit facility, not to exceed $250.0 million (expiring November 15, 2028) (3) (4) (5) (6) | 250.0 | — |
| Revolving credit facility, not to exceed $150.0 million (expiring March 29, 2025) (3) (4) (5) (6) | 140.0 | — |
| Revolving credit facility, not to exceed $32.8 million (expiring March 29, 2025) (3) (4) (5) | 30.0 | — |
| Revolving credit facility, not to exceed $100.0 million (expiring January 16, 2029) (3) (4) (5) (6) | 100.0 | — |
| **Other facilities** | | |
| Other debt | 5.5 | 5.6 |
| Unsecured term debt (repaid in August 2024) with a weighted average interest rate equal to 8.0% (3) | — | 17.4 |
| Total notes payable before unamortized debt issuance costs and discounts | 2,221.3 | 1,881.1 |
| Unamortized debt issuance costs and discounts | (21.9) | (19.4) |
| Total notes payable outstanding, net | $ 2,199.4 | $ 1,861.7 |

(1) Loan is subject to certain affirmative covenants, including a coverage ratio, a leverage ratio and a collateral performance test, the failure of which could result in required early repayment of all or a portion of the outstanding balance by our CAR Auto Finance operations.

(2) These notes reflect modifications to either extend the maturity date, increase the loan amount or both, and are treated as accounting modifications.

(3) See below for additional information.

(4) Loans are subject to certain affirmative covenants tied to default rates and other performance metrics the failure of which could result in required early repayment of the remaining unamortized balances of the notes.

(5) Loans are associated with VIEs. See Note 8, "Variable Interest Entities" for more information.

(6) Creditors do not have recourse against the general assets of the Company but only to the collateral within the VIEs.

As of December 31, 2024, the Prime Rate was 7.50%, the Term Secured Overnight Financing Rate ("Term SOFR") was 4.33% and the Secured Overnight Financing Rate ("SOFR") was 4.49%.

In October 2015, we (through a wholly owned subsidiary) entered a revolving credit facility with a (as subsequently amended) $50.0 million revolving borrowing limit that can be drawn to the extent of outstanding eligible principal receivables (of which $49.8 million was drawn as of December 31, 2024). This facility is secured by the loans, interest and fees receivable and related restricted cash and accrues interest at an annual rate equal to SOFR plus 3.0%. The facility matures on October 30, 2026 and is subject to certain affirmative covenants, including a liquidity test and an eligibility test, the failure of which could result in required early repayment of all or a portion of the outstanding balance. The facility is guaranteed by Atlanticus, which is required to maintain certain minimum liquidity levels.

In October 2016, we (through a wholly owned subsidiary) entered a revolving credit facility available to the extent of outstanding eligible principal receivables of our CAR subsidiary (of which $36.1 million was drawn as of December 31, 2024). This facility is secured by the financial and operating assets of CAR and accrues interest at an annual rate equal to SOFR plus a range between 2.25% and 2.6% based on certain ratios. The loan is subject to certain affirmative covenants, including a coverage ratio, a leverage ratio and a collateral performance test, the failure of which could result in required early repayment of all or a portion of the outstanding balance. In periods subsequent to October 2016, we amended the original agreement to either extend the maturity date and/or expand the capacity of this revolving credit facility. As of December 31, 2024, the facility's borrowing limit was $65.0 million and the facility matures on December 1, 2026. There were no other material changes to the existing terms or conditions as a result of these amendments and the new maturity date and borrowing limit are reflected in the table above.

In December 2017, we (through a wholly owned subsidiary) entered a revolving credit facility with a (as subsequently amended) $75.0 million revolving borrowing limit that is available to the extent of outstanding eligible principal receivables (of which $74.6 million was drawn as of December 31, 2024). This facility is secured by the loans, interest and fees receivable and related restricted cash and accrues interest at an annual rate equal to Term Secured Overnight Financing Rate ("Term SOFR") plus 3.6%. An amendment was completed in December 2024 that extended the maturity to July 20, 2026. There were no other material changes to the existing terms. The facility is subject to certain affirmative covenants, including payment, delinquency and charge-off tests, the failure of which could result in required early repayment of all or a portion of the outstanding balance. The note is guaranteed by Atlanticus.

In 2018, we (through a wholly owned subsidiary) entered a revolving credit facility to sell up to an aggregate $100.0 million of notes that are secured by the receivables and other assets of the trust (of which $0.0 million was outstanding as of December 31, 2024) that can be drawn upon to the extent of outstanding eligible receivables. The interest rate on the notes equals the SOFR plus 3.75%. The facility matures on December 15, 2025, and is subject to certain affirmative covenants and collateral performance tests, the failure of which could result in required early repayment of all or a portion of the outstanding balance of notes. As of December 31, 2024, the aggregate borrowing limit was $100.0 million.

In June 2019, we (through a wholly owned subsidiary) entered a revolving credit facility with a (as subsequently amended) $20.0 million revolving borrowing limit that is available to the extent of outstanding eligible principal receivables (of which $14.5 million was drawn as of December 31, 2024). This facility is secured by the loans, interest and fees receivable and related restricted cash and accrues interest at an annual rate equal to the Prime Rate. The facility matures on April 10, 2025. The note is guaranteed by Atlanticus.

In August 2019, Atlanticus Holdings Corporation issued a $17.4 million term note, which was repaid in August 2024.

In October 2020, we (through a wholly owned subsidiary) sold $250.0 million of ABS secured by certain private label credit receivables. A portion of the proceeds from the sale was used to pay down our existing term ABS associated with our private label credit receivables, noted above, and the remaining proceeds were used to fund the acquisition of receivables. The facility was repaid in May 2024.

In January 2021, we (through a wholly owned subsidiary) entered a revolving credit facility with a (as subsequently amended) $50.0 million borrowing limit (of which $50.0 million was drawn as of December 31, 2024) that is available to the extent of outstanding eligible principal receivables. This facility is secured by the loans, interest and fees receivable and related restricted cash and accrues interest at an annual rate equal to the greater of the Prime Rate or 4%. The facility matures on July 15, 2027 and is subject to certain affirmative covenants, including a liquidity test and an eligibility test, the failure of which could result in required early repayment of all or a portion of the outstanding balance. The note is guaranteed by Atlanticus, which is required to maintain certain minimum liquidity levels.

In June 2021, we (through a wholly owned subsidiary) sold $300.0 million of ABS secured by certain credit card receivables (expiring May 15, 2026 through December 15, 2026). The terms of the ABS allow for a four-year revolving structure with a subsequent 11-month to 18-month amortization period. The weighted average interest rate on the securities is fixed at 4.24%.

In November 2021, we (through a wholly owned subsidiary) sold $300.0 million of ABS secured by certain credit card receivables (expiring May 15, 2026). The terms of the ABS allow for a three-year revolving structure with a subsequent 18-month amortization period. The weighted average interest rate on the securities is fixed at 3.53%.

In May 2022, we (through a wholly owned subsidiary) entered a (as subsequently amended) $325.0 million ABS agreement (of which $325.0 million was drawn as of December 31, 2024) secured by certain credit card receivables (expiring November 15, 2028). The terms of the ABS allow for a five-year revolving structure with a subsequent 18-month amortization period. The weighted average interest rate on the securities is fixed at 6.33%.

In August 2022, we (through a wholly owned subsidiary) entered a (as subsequently amended) $158.3 million ABS agreement secured by certain credit card receivables (of which $0 was outstanding as of December 31, 2024) that can be drawn upon to the extent of outstanding eligible receivables. The interest rate on the notes is based on the Term SOFR plus 4.2%. The facility matures on (as subsequently amended) August 5, 2026.

In September 2022, we (through a wholly owned subsidiary) sold $100.0 million of ABS secured by certain private label credit receivables (expiring March 15, 2027). A portion of the proceeds from the sale was used to pay down other revolving facilities associated with our private label credit receivables, noted above, and the remaining proceeds have been invested in the acquisition of receivables. The terms of the ABS allow for a 3-year revolving structure with an 18-month amortization period. The weighted average interest rate on the securities is fixed at 7.32%.

In May 2023, we (through a wholly owned subsidiary) entered a revolving credit facility with a (as subsequently amended) $25.0 million revolving borrowing limit that is available to the extent of outstanding eligible principal receivables (of which $12.5 million was drawn as of December 31, 2024). This facility is secured by the loans, interest and fees receivable and related restricted cash and accrues interest at an annual rate equal to the Term SOFR plus 3.75%. The facility matures on (as subsequently amended) August 30, 2027 and is subject to certain covenants and restrictions of which the failure could result in required early repayment of all or a portion of the outstanding balance. The note is guaranteed by Atlanticus.

In September 2023, we (through a wholly owned subsidiary) sold $300.0 million of ABS secured by certain credit card receivables (expiring February 15, 2028). A portion of the proceeds from the sale was used to pay down other facilities associated with our credit card receivables, noted above, and the remaining proceeds have been invested in the acquisition of receivables. The terms of the ABS allow for a three-year revolving structure with a subsequent 18-month amortization period. The weighted average interest rate on the securities is fixed at 9.51%.

In November 2023, we (through a wholly owned subsidiary) sold $150.0 million of ABS secured by certain private label credit receivables (expiring May 17, 2027). A portion of the proceeds from the sale was used to pay down other revolving facilities associated with our private label credit receivables, noted above, and the remaining proceeds have been invested in the acquisition of receivables. The terms of the ABS allow for a 2-year revolving structure with an 18-month amortization period. The weighted average interest rate on the securities is fixed at 9.39%.

In May 2024, we (through a wholly owned subsidiary) sold $250.0 million of ABS secured by certain private label credit receivables (expiring November 15, 2028). A portion of the proceeds from the sale was used to pay down other revolving facilities associated with our private label credit receivables, noted above, and the remaining proceeds were invested in the acquisition of receivables. The terms of the ABS allow for a 3-year revolving structure with an 18-month amortization period. The weighted average interest rate on the securities is fixed at 8.86%.

In July 2024, we (through a wholly owned subsidiary) sold $150.0 million of ABS secured by certain private label credit receivables (expiring March 29, 2025) of which $140.0 million was drawn as of December 31, 2024. The proceeds were invested in the acquisition of receivables. This facility is secured by the loans, interest and fees receivable and related restricted cash and accrues interest at an annual rate equal to the Term SOFR plus 2.15%. In conjunction with this financing, we (through as wholly owned subsidiary) also entered a revolving credit facility with a $32.8 million revolving limit (expiring March 29, 2025) of which $30.0 million was drawn as of December 31, 2024. This facility is secured by related restricted cash and accrues interest at an annual rate equal to the Term SOFR plus 2.5%. The revolving credit facility of $30.0 million was paid down in March 2025.

In December 2024, we (through a wholly owned subsidiary) sold $100.0 million of ABS secured by certain credit card receivables (expiring January 16, 2029). The terms of the ABS allow for a 30-month revolving structure with a subsequent 18-month amortization period. The weighted average interest rate on the securities is fixed at 7.78%.

As of December 31, 2024, we were in compliance with the covenants underlying our various notes payable and credit facilities.

*Senior Notes, net*

In November 2021, we issued $150.0 million aggregate principal amount of 2026 Senior Notes. The 2026 Senior Notes are general unsecured obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured and unsubordinated indebtedness, and will rank senior in right of payment to the Company's future subordinated indebtedness, if any. The 2026 Senior Notes are effectively subordinated to all of the Company's existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness, and the 2026 Senior Notes are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of the Company's subsidiaries (excluding any amounts owed by such subsidiaries to the Company). The 2026 Senior Notes bear interest at the rate of 6.125% per annum. Interest on the 2026 Senior Notes is payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year. The 2026 Senior Notes will mature on November 30, 2026. We are amortizing fees associated with the issuance of the 2026 Senior Notes into interest expense over the expected life of such notes. Amortization of these fees for the years ended December 31, 2024 and 2023 totaled $1.4 million and $1.4 million, respectively. We repurchased $0.4 and $1.4 million of the outstanding principal amount of these 2026 Senior Notes in the years ended December 31, 2024 and 2023, respectively.

In January and February 2024, we issued an aggregate of $57.2 million aggregate principal amount of 2029 Senior Notes. In July 2024, we issued an additional $60.0 million aggregate principal amount of the 2029 Senior Notes. The 2029 Senior Notes are general unsecured obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured and unsubordinated indebtedness, and will rank senior in right of payment to the Company's future subordinated indebtedness, if any. The 2029 Senior Notes are effectively subordinated to all of the Company's existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness, and the 2029 Senior Notes are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of the Company's subsidiaries (excluding any amounts owed by such subsidiaries to the Company). The 2029 Senior Notes bear interest at the rate of 9.25% per annum. Interest on the 2029 Senior Notes is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. The 2029 Senior Notes will mature on January 31, 2029. We are amortizing fees associated with the issuance of the 2029 Senior Notes into interest expense over the expected life of such notes. Amortization of these fees for the year ended December 31, 2024 totaled $0.8 million.

The 2026 Senior Notes and 2029 Senior Notes are collectively included on our consolidated balance sheet as "Senior Notes, net." See Note 4 "Shareholders' Equity and Preferred Stock" for more information.

**11.     Commitments and Contingencies**

*General*

Under finance products available in the private label credit and general purpose credit card channels, consumers have the ability to borrow up to the maximum credit limit assigned to each individual's account. Unfunded commitments under these products aggregated $2.7 billion at December 31, 2024. We have never experienced a situation in which all borrowers have exercised their entire available lines of credit at any given point in time, nor do we anticipate this will ever occur in the future. Moreover, there would be a concurrent increase in assets should there be any exercise of these lines of credit.

Additionally, our CAR operations provide floor-plan financing for a pre-qualified network of independent automotive dealers and automotive finance companies in the buy-here, pay-here used car business. The floor plan financing allows dealers and finance companies to borrow up to the maximum pre-approved credit limit allowed in order to finance ongoing inventory needs. These loans are secured by the underlying auto inventory and, in certain cases where we have other lending products outstanding with the dealer, are secured by the collateral under those lending arrangements as well, including any outstanding dealer reserves. As of December 31, 2024, CAR had unfunded outstanding floor-plan financing commitments totaling $9.1 million. Each draw against unused commitments is reviewed for conformity to pre-established guidelines and is not unconditional.

Under agreements with third-party originating and other financial institutions, we have pledged security (collateral) related to their issuance of consumer credit and purchases thereunder, of which $20.1 million remains pledged as of December 31, 2024 to support various ongoing contractual obligations.

Under agreements with third-party originating and other financial institutions, we have agreed to indemnify the financial institutions for certain liabilities associated with the services we provide on behalf of the financial institutions— such indemnification obligations generally being limited to instances in which we either (a) have been afforded the opportunity to defend against any potentially indemnifiable claims or (b) have reached agreement with the financial institutions regarding settlement of potentially indemnifiable claims. As of December 31, 2024, we have assessed the likelihood of any potential payments related to the aforementioned contingencies as remote. We would accrue liabilities related to these contingencies in any future period when we assess the likelihood of an estimable payment as probable.

Under the account terms, consumers have the option of enrolling with our issuing bank partners in a credit protection program, which would make the minimum payments owed on their accounts for a period of up to six months upon the occurrence of an eligible event. Eligible events typically include loss of life, job loss, disability, or hospitalization. As an acquirer of receivables, our potential exposure under this program, if all eligible participants applied for this benefit, was $86.6 million as of December 31, 2024. We have never experienced a situation in which all eligible participants have applied for this benefit at any given point in time, nor do we anticipate this will ever occur in the future. We include our estimate of future claims under this program within our fair value analysis of the associated receivables.

*Concentrations*

We acquire all of our fair value receivables under agreements with two third-party originating institutions.

Our top five retail partnerships accounted for over 75% of our private label receivables outstanding as of December 31, 2024. The volume of receivables purchased each period varies based on a number of factors, including seasonal consumer purchase patterns, growth (or contraction) within retail locations and consumer application volumes that retail partners may direct to our bank partners versus competitors that offer similar financing products. During the years ended December 31, 2024 and 2023, we had receivable purchases from our top five retail partners of the following (in millions):

| Largest Retail Partners | Gross Purchases for the Year Ended December 31, | | | |
| | 2024 | | 2023 | |
|---|---|---|---|---|
| 1..................... | $ | 605.3 | $ | 273.5 |
| 2..................... | $ | 170.3 | $ | 163.3 |
| 3..................... | $ | 89.8 | $ | 124.1 |
| 4..................... | $ | 73.9 | $ | 57.0 |
| 5..................... | $ | 45.3 | $ | 48.7 |

Our general purpose credit card and private label credit receivables base is spread across individual consumers in the U.S. As of December 31, 2024, only one state (Texas) had receivables concentration in excess of 10% of our total pool of receivables.

*Litigation*

We are involved in various legal proceedings that are incidental to the conduct of our business. There are currently no pending legal proceedings that are expected to be material to us.

## 12. Income Taxes

Deferred tax assets and liabilities reflect the effects of tax losses, credits, and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The current and deferred portions (in thousands) of our federal, foreign, and state and other income tax expenses or benefits are as follows:

| | For the Year Ended December 31, | |
| | 2024 | 2023 |
| --- | --- | --- |
| Federal income tax (expense): | | |
| Current tax benefit | $ 1,916 | $ 11,536 |
| Deferred tax (expense) | (24,946) | (34,056) |
| Total federal income tax (expense) | $ (23,030) | $ (22,520) |
| Foreign income tax (expense): | | |
| Current tax (expense) | $ (142) | $ (124) |
| Deferred tax (expense) benefit | (1) | 10 |
| Total foreign income tax (expense) | $ (143) | $ (114) |
| State and other income tax (expense): | | |
| Current tax benefit (expense) | $ 248 | $ (191) |
| Deferred tax (expense) | (5,546) | (3,779) |
| Total state and other income tax (expense) | $ (5,298) | $ (3,970) |
| Total income tax (expense) | $ (28,471) | $ (26,604) |

We experienced an effective income tax expense rate of 20.4% and 20.6% for the years ended December 31, 2024, and December 31, 2023, respectively. Our effective income tax expense rate for the year ended December 31, 2024, is below the statutory rate principally due to (1) our deduction for income tax purposes of amounts characterized in our consolidated financial statements as dividends on a preferred stock issuance, such amounts constituting deductible interest expense on a debt issuance for tax purposes and (2) a loss related to our unrecovered investment in a foreign subsidiary which ceased operations during the year and with respect to which we had used "permanently reinvested earnings" accounting in our consolidated financial statements. Our effective income tax expense rate for the year ended December 31, 2023, is below the statutory rate principally due to our deduction for income tax purposes of amounts characterized in our consolidated financial statements as dividends on a preferred stock issuance, such amounts constituting deductible interest expense on a debt issuance for tax purposes. Further details related to the above are reflected in the table below reconciling our effective income tax expense rate to the statutory rate.

We report income tax-related interest and penalties (including those associated with both our accrued liabilities for uncertain tax positions and unpaid tax liabilities) within our income tax line item on our consolidated statements of income. We likewise report the reversal of income tax-related interest and penalties within such line item to the extent we resolve our liabilities for uncertain tax positions or unpaid tax liabilities in a manner favorable to our accruals therefor. We recognized $0.6 million and $0.4 million in potential interest associated with uncertain tax positions during the years ended December 31, 2024, and December 31, 2023, respectively.

The following table reconciles the statutory federal expense rate to our effective income tax expense rate for 2024 and 2023:

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Statutory federal expense rate | 21.0% | 21.0% |
| (Decrease) increase in statutory federal tax expense rate resulting from: | | |
| Share-based compensation | (0.1) | (2.3) |
| Section 162(m) of the Code executive compensation deduction limitations | 0.2 | 2.3 |
| Net interest and penalties related to uncertain tax positions and unpaid tax liabilities | 0.1 | 0.1 |
| Interest expense on preferred stock classified as debt for tax purposes | (2.3) | (2.6) |
| Foreign taxes | (0.2) | (0.2) |
| State taxes, net of valuation allowance changes affecting the provision of income taxes and federal tax benefit | 3.0 | 2.4 |
| Prior year provision to return reconciling items, tax effects of non-controlling interests, and other | (0.1) | (0.4) |
| Global intangible low-taxed income tax | 0.3 | 0.3 |
| Loss on foreign subsidiary liquidation | (1.5) | — |
| Effective income tax expense rate | 20.4% | 20.6% |

As of December 31, 2024, and December 31, 2023, the respective significant components (in thousands) of our deferred tax assets and liabilities (which are included as a component of our Income tax liability on our consolidated balance sheets) were:

| | As of December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2024 | | 2023 | |
| Deferred tax assets: | | | | |
| Capitalized research and experimentation expenditures and fixed assets | $ | 1,960 | $ | 1,612 |
| Provision for credit loss | | 4,640 | | 1,791 |
| Credit card and other loans receivable fair value election differences | | 23,863 | | 54,208 |
| Equity-based compensation | | 1,739 | | 1,594 |
| Accrued expenses | | 238 | | 183 |
| Accruals for state taxes and interest associated with unrecognized tax benefits and unpaid accrued tax liabilities | | 271 | | 235 |
| Federal net operating loss carryforwards | | 58,225 | | 35,199 |
| Federal credit carryforwards | | 839 | | 231 |
| Foreign net operating loss carryforwards | | — | | 221 |
| Other | | 1,485 | | 1,609 |
| State tax benefits, primarily from net operating losses | | 24,756 | | 26,550 |
| Deferred tax assets, gross | $ | 118,016 | $ | 123,433 |
| Valuation allowances | | (14,307) | | (18,729) |
| Deferred tax assets, net of valuation allowances | $ | 103,709 | $ | 104,704 |
| Deferred tax (liabilities): | | | | |
| Prepaid expenses and other | $ | (1,396) | $ | (1,096) |
| Equity in income of equity-method investee | | (1,291) | | (945) |
| Market discount on acquired marked discount bonds | | (219,762) | | (190,918) |
| Deferred costs | | (31) | | (24) |
| Deferred tax (liabilities), gross | $ | (222,480) | $ | (192,983) |
| Deferred tax (liabilities), net | $ | (118,771) | $ | (88,279) |

We undertook a detailed review of our deferred assets taxes and determined that valuation allowances were required for certain deferred tax assets in state tax jurisdictions within the U.S. We reduce our deferred tax assets by valuation allowances if it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences will be deductible. In making our valuation allowance determinations, we consider all available positive and negative evidence affecting specific deferred tax assets, including our past and anticipated future performance, the reversal of deferred tax liabilities, the length of carry-back and carry-forward periods, and the implementation of tax planning strategies. Because our valuation allowance evaluations require consideration of future events, significant

judgment is required in making the evaluations, and our conclusions could be materially different if our expectations are not met. Our valuation allowances totaled $14.3 million and $18.7 million as of December 31, 2024, and December 31, 2023, respectively.

Certain of our deferred tax assets relate to federal and state net operating losses and federal tax credit carryforwards, and we have no other net operating loss, or credit carryforwards other than those noted herein. We have recorded a federal deferred tax asset of $59.1 million (based on indefinite-lived federal net operating loss carryforwards of $277.3 million and federal tax credit carryforwards of $.8 million). We have recorded state deferred tax assets of $24.8 million based on state net operating loss carryforwards, some of which are indefinite-lived and some of which expire in various years beginning in 2025; valuation allowances of $14.3 million have been recorded, however, against the $24.8 million of such state deferred tax assets.

Our subsidiaries file federal, foreign, and/or state and other income tax returns. In the normal course of our business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as the U.S. and various U.S. states and territories. With a few exceptions of a non-material nature, we are no longer subject to federal, state, local, or income tax examinations for years prior to 2020.

Reconciliations (in thousands) of our unrecognized tax benefits (excluding accrued interest related thereto of $1.3 million as of December 31, 2024, and $1.1 million as of December 31, 2023) from the beginning to the end of 2024 and 2023, respectively, are as follows:

|  | 2024 | 2023 |
|---|---|---|
| Balance at January 1, | $ (738) | $ (22,692) |
| Reductions based on tax positions related to prior years | 72 | 21,983 |
| (Additions) based on tax positions related to prior years | (8) | — |
| (Additions) based on tax positions related to the current year | (37) | (29) |
| Balance at December 31, | $ (711) | $ (738) |

Our unrecognized tax benefits that, if recognized, would affect our effective income tax expense rate are not material at only $1.3 million and $1.1 million as of December 31, 2024, and December 31, 2023, respectively.

## 13. Net Income Attributable to Controlling Interests Per Common Share

We compute net income attributable to controlling interests per common share by dividing net income attributable to controlling interests by the weighted average number of shares of common stock (including participating securities) outstanding during the period, as discussed below. Diluted computations applicable in financial reporting periods in which we report income use the treasury stock method to reflect the potential dilution to the basic income per share of common stock computations that could occur if securities or other contracts to issue common stock were exercised, were converted into common stock or were to result in the issuance of common stock that would share in our results of operations. In performing our net income attributable to controlling interests per share of common stock computations, we apply accounting rules that require us to include all unvested stock awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, in the number of shares outstanding in our basic and diluted calculations. Common stock and certain unvested share-based payment awards earn dividends equally, and we have included all outstanding restricted stock awards in our basic and diluted calculations for current and prior periods.

The following table sets forth the computations of net income attributable to controlling interests per share of common stock (in thousands, except per share data):

| | December 31, | |
| | 2024 | 2023 |
|---|---|---|
| **Numerator:** | | |
| Net income attributable to controlling interests | $ 111,296 | $ 102,845 |
| Preferred stock and preferred unit dividends and discount accretion | (23,928) | (25,198) |
| Net income attributable to common shareholders—basic | 87,368 | 77,647 |
| Effect of dilutive preferred stock dividends and discount accretion | 2,400 | 2,400 |
| Net income attributable to common shareholders—diluted | $ 89,768 | $ 80,047 |
| **Denominator:** | | |
| Basic (including unvested share-based payment awards) (1) | 14,748 | 14,504 |
| Effect of dilutive stock compensation arrangements and exchange of preferred stock | 4,053 | 4,378 |
| Diluted (including unvested share-based payment awards) (1) | 18,801 | 18,882 |
| Net income attributable to common shareholders per share—basic | $ 5.92 | $ 5.35 |
| Net income attributable to common shareholders per share—diluted | $ 4.77 | $ 4.24 |

(1) Shares related to unvested share-based payment awards included in our basic and diluted share counts were 362,842 for the year ended December 31, 2024, compared to 230,428 for the year ended December 31, 2023.

As their effects were anti-dilutive, we excluded stock options to purchase 0.1 million shares from our net income attributable to controlling interests per share of common stock calculations for the year ended December 31, 2024. We excluded stock options to purchase 0.1 million shares from our net income attributable to controlling interests per share of common stock calculations for the year ended December 31, 2023.

For the years ended December 31, 2024 and 2023, we included 4.0 million shares of common stock for each period in our outstanding diluted share counts associated with our Series A Preferred Stock. See Note 5, "Redeemable Preferred Stock", for a further discussion of these convertible securities.

## 14.     Stock-Based Compensation

We currently have two stock-based compensation plans, the Second Amended and Restated Employee Stock Purchase Plan (the "ESPP") and the Fourth Amended and Restated 2014 Equity Incentive Plan (the "Fourth Amended 2014 Plan"). Our ESPP provides that we may issue up to 500,000 shares of our common stock under the plan. Our Fourth Amended 2014 Plan provides that we may grant equity awards representing up to 5,750,000 options on or shares of our common stock to members of our Board of Directors, employees, consultants and advisors. The Fourth Amended 2014 Plan was approved by our shareholders in May 2019. As of December 31, 2024, 42,859 shares remained available for issuance under the ESPP and 1,963,602 shares remained available for issuance under the Fourth Amended 2014 Plan.

Exercises and vesting under our stock-based compensation plans resulted in no income tax-related charges to paid-in capital during the years ended December 31, 2024 and 2023.

### *Restricted Stock and Restricted Stock Units*

During the years ended December 31, 2024 and 2023, we granted 205,301 shares and 148,546 shares of restricted stock and restricted stock units (net of any forfeitures), respectively, with aggregate grant date fair values of $6.3 million and $3.7 million, respectively. We incurred expenses of $3.8 million and $3.1 million during the years ended December 31, 2024 and 2023, respectively, related to restricted stock awards. When we grant restricted stock and restricted stock units, we defer the grant date value of the restricted stock and restricted stock unit and amortize that value (net of the value of anticipated forfeitures) as compensation expense with an offsetting entry to the paid-in capital component of our consolidated shareholders' equity. Our restricted stock awards typically vest over a range of 12 to 60 months (or other term as specified in the grant which may include the achievement of performance measures) and are amortized to salaries and benefits expense ratably over applicable vesting periods. As of December 31, 2024, our unamortized deferred compensation costs associated with non-vested restricted stock awards were $6.5 million with a weighted-average remaining amortization period of 3.5 years. No forfeitures have been included in our compensation cost estimates based on historical forfeiture rates.

The table below includes additional information about outstanding restricted stock and restricted stock units:

| | Number of Shares | | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Outstanding at December 31, 2023 | 244,225 | $ | 32.75 |
| Issued | 218,650 | $ | 30.96 |
| Vested | (72,173) | $ | 33.79 |
| Forfeited | (13,349) | $ | 31.44 |
| Outstanding at December 31, 2024 | 377,353 | $ | 31.56 |

### Stock Options

The exercise price per share of the options awarded under the Fourth Amended 2014 Plan must be equal to or greater than the market price on the date the option is granted. The option period may not exceed 10 years from the date of grant. We had expense of $0.1 million and $0.7 million related to stock option-related compensation costs during the years ended December 31, 2024 and 2023, respectively. When applicable, we recognize stock option-related compensation expense for any awards with graded vesting on a straight-line basis over the vesting period for the entire award. The table below includes additional information about outstanding options:

| | Number of Shares | | Weighted Average Exercise Price | Weighted Average of Remaining Contractual Life (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|---|
| Outstanding at December 31, 2023 | 223,406 | $ | 28.52 | | |
| Issued | — | $ | — | | |
| Exercised | (49,682) | $ | 19.85 | | |
| Expired/Forfeited | (13,333) | $ | 27.48 | | |
| Outstanding at December 31, 2024 | 160,391 | $ | 31.30 | 1.2 | $ 3,926,942 |
| Exercisable at December 31, 2024 | 160,391 | $ | 31.30 | 1.2 | $ 3,926,942 |

Information on stock options granted, exercised and vested is as follows (in thousands, except per share data):

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2024 | | 2023 | |
| Weighted average fair value per share of options granted | | N/A | | N/A |
| Cash received from options exercised, net | $ | 984 | $ | 3,405 |
| Aggregate intrinsic value of options exercised | $ | 1,566 | $ | 15,497 |
| Grant date fair value of shares vested | $ | 1,071 | $ | 1,435 |

No options were issued during the years ended December 31, 2024 and 2023. We had $0.0 million and $0.1 million of unamortized deferred compensation costs associated with non-vested stock options as of December 31, 2024 and 2023, respectively, with a weighted average remaining amortization period of 0.0 years as of December 31, 2024. Upon exercise of outstanding options, the Company issues new shares.

### 15. Employee Benefit Plans

We maintain a defined contribution retirement plan ("401(k) plan") for our U.S. employees that provides for a matching contribution by us. All full time U.S. employees are eligible to participate in the 401(k) plan. We made matching contributions of $0.8 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively, which were included as a component of Salaries and benefits in the accompanying Consolidated Statements of Income.

Also, all employees, excluding executive officers, are eligible to participate in the ESPP. Under the ESPP, employees can elect to have up to 10% of their annual wages withheld to purchase our common stock up to a fair market value of $10,000. The amounts deducted and accumulated by each participant are used to purchase shares of common stock on or as promptly as practicable after the last business day of each month. The price of stock purchased under the ESPP is

approximately 85% of the fair market value per share of our common stock on the purchase date. Employees contributed $0.1 million to purchase 4,253 shares of common stock in 2024 and $0.1 million to purchase 3,929 shares of common stock in 2023 under the ESPP. The ESPP covers up to 500,000 shares of common stock. Our charge to expense associated with the ESPP was $47,000 and $36,000 in 2024 and 2023 respectively, which were included as a component of Salaries and benefits in the accompanying Consolidated Statements of Income.

## 16.  Related Party Transactions

Under a shareholders' agreement which we entered into with certain shareholders, including David G. Hanna, Frank J. Hanna, III and certain trusts that were Hanna affiliates (1) if one or more of the shareholders accepts a bona fide offer from a third party to purchase more than 50% of the outstanding common stock, each of the other shareholders that is a party to the agreement may elect to sell his shares to the purchaser on the same terms and conditions, and (2) if shareholders that are a party to the agreement owning more than 50% of the common stock propose to transfer all of their shares to a third party, then such transferring shareholders may require the other shareholders that are a party to the agreement to sell all of the shares owned by them to the proposed transferee on the same terms and conditions.

In June 2007, we entered into a sublease for 1,000 square feet (as later amended to 600 square feet) of excess office space at our Atlanta headquarters with HBR Capital, Ltd. ("HBR"), a company co-owned by David G. Hanna and his brother Frank J. Hanna, III. We entered into a new lease for our Atlanta headquarters that commenced in June 2022. In connection with this new prime lease, we entered into a new sublease with HBR. The sublease rate per square foot is the same as the rate that we pay under the prime lease. Under the sublease, HBR paid us $0.1 million for both 2024 and 2023. The aggregate amount of payments required under the sublease from January 1, 2025 to the expiration of the sublease in May 2025 is $41,000.

In January 2013, HBR began leasing the services of certain employees from us. HBR reimburses us for the full cost of the employees, based on the amount of time devoted to HBR. In the years ended December 31, 2024 and 2023, we received $0.8 million and $0.6 million, respectively, of reimbursed costs from HBR associated with these leased employees.

On November 26, 2014, we and certain of our subsidiaries entered into a Loan and Security Agreement with Dove. The agreement provided for a senior secured term loan facility in an amount of up to $40.0 million at any time outstanding. On December 27, 2019, the Company issued 400,000 shares of its Series A preferred stock with an aggregate initial liquidation preference of $40.0 million, in exchange for full satisfaction of the $40.0 million that the Company owed Dove under the Loan and Security Agreement. Dove is a limited liability company owned by three trusts. David G. Hanna is the sole shareholder and the President of the corporation that serves as the sole trustee of one of the trusts, and David G. Hanna and members of his immediate family are the beneficiaries of this trust. Frank J. Hanna, III is the sole shareholder and the President of the corporation that serves as the sole trustee of the other two trusts, and Frank J. Hanna, III and members of his immediate family are the beneficiaries of these other two trusts. See Note 5, "Redeemable Preferred Stock," to our consolidated financial statements for more information.

## 17.  Subsequent Events

We evaluate subsequent events that occur after our consolidated balance sheet date but before our consolidated financial statements are issued. There are *two* types of subsequent events: (*1*) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements; and (*2*) nonrecognized, or those that provide evidence with respect to conditions that did *not* exist at the date of the balance sheet but arose subsequent to that date.

We have evaluated subsequent events occurring after December 31, 2024, and based on our evaluation we did not identify any recognized or nonrecognized subsequent events that would have required further adjustments to our consolidated financial statements other than the developments described below.

In March 2025, we redeemed the remaining 50.0 million of Class B preferred units at $1.00 per unit plus accrued but unpaid interest thereon.

# SHAREHOLDER INFORMATION

**Corporate Office**

Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, Georgia 30328
(770) 828-2000

**Internet Address**

www.atlanticus.com

**Stock Listing**

Exchange - Nasdaq
Ticker - ATLC

**Notice of Annual Meeting**

Thursday, May 8, 2025, 9 a.m. ET
Atlanticus Holdings Corporation
Five Concourse Parkway
Suite 300
Atlanta, Georgia 30328

**Investor Contact**

Inquiries from securities analysts and
investors should be directed to the
Director of Investor Relations, at the
Company's headquarters, at
(770) 828-2000.

**Common Stock Transfer Agent and
Registrar**

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
800-468-9716
Website: www.equiniti.com

**Availability of Form 10-K and Other
Investor Information**

Shareholders may obtain, at no charge,
a copy of the Company's Annual
Report on Form 10-K filed with the
Securities and Exchange Commission.
In order to communicate information
to interested individuals in an efficient
manner, Atlanticus' financial results,
SEC filings and other important
information can be requested through
several channels:

| | |
|---|---|
| PHONE | (770) 828-2000 |
| WEBSITE | www.atlanticus.com under Investors |
| EMAIL | investors@atlanticus.com |
| MAIL | Investor Relations at the Corporate Office |

**Corporate Counsel**

Troutman Pepper Locke LLP
600 Peachtree Street, N.E.
Suite 3000
Atlanta, Georgia 30308-2216

**Independent Auditors**

Deloitte & Touche LLP
1230 Peachtree Street, NE
Suite 3100
Atlanta, Georgia 30309

## Executive Officers

**David G. Hanna**
Executive Chairman
of the Board of Directors

**Jeffrey A. Howard**
President and Chief Executive Officer

**William R. McCamey**
Chief Financial Officer

# BOARD OF DIRECTORS

**David G. Hanna**
Executive Chairman of the Board
Atlanticus Holdings Corporation

**Jeffrey A. Howard**
President and
Chief Executive Officer,
Atlanticus Holdings Corporation

**Denise M. Harrod**
Consultant, Entrepreneur

**Deal W. Hudson**
President,
The Morley Institute
(a religious and educational
think tank)

**Dennis H. James**
Chief Executive Officer,
ScoresMatter, Inc.
(a digital marketing firm)

**Joann G. Jones**
Partner,
BakerHostetler
(a law firm)

**Mack F. Mattingly**
U.S. Senator, Retired
Assistant Secretary General for
Defense Support at NATO Hq.
Ambassador to The Republic of
Seychelles
(entrepreneur, speaker and author)



Empowering Better Financial Outcomes for Everyday Americans

Atlanticus Holdings Corporation
Five Concourse Parkway
Suite 300
Atlanta, GA 30328
(770) 828-2000
www.atlanticus.com